ANNUAL INFORMATION FORM

For the year ended December 31, 2015

Dated March 9, 2016

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Annual Information Form for the
Year Ended December 31, 2015

Annual Information Form for the Year Ended December 31, 2015	i

ii	Tahoe Resources Inc.

INTERPRETATION AND OTHER INFORMATION

DEFINITIONS

In this Annual Information Form (“AIF”), the words and phrases are defined below unless the context otherwise requires.

“Audit Committee” means the Audit Committee of the Board.

“Award” means an award of Deferred Shares or Restricted Shares under the Share Option and Share Incentive Plan.

“BCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder.

“Board” means the board of directors of the Company.

“Blattman Brothers” means Blattman Brothers Consulting Inc., LLC, an independent engineering consulting firm.

“BVL” means the Bolsa de Valores de Peru, the stock exchange in Lima Peru.

“Company” means Tahoe Resources Inc. together with, unless the context indicates otherwise, all of its subsidiaries.

“Compensation Committee” means the Compensation Committee of the Board.

“CSA” means the Canadian Securities Administrators;

“Deferred Shares” means Shares subject to Awards that will be issued upon the passage of time, continued employment of the recipient by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion.

“El Alizar Project” means the project to commercially develop the gold mineralization west of La Arena.

“Entre Mares” means Entre Mares de Guatemala, S.A.

“ERHL” means Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados which is owned by the Company.

“Escobal Acquisition” means the acquisition by the Company of the Escobal Mine Assets in accordance with the terms and conditions of the Transaction Agreement.

“Escobal Exploitation license” means the exploitation license (concession) on which the Escobal vein and Escobal Mine are located.

“Escobal Feasibility Study” or “November 2014 Feasibility Study” means the independent technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study – Southeastern Guatemala” issued on November 5, 2014, with effective dates of January 23, 2014 for the Escobal Mineral Resource and July 1, 2014 for the Escobal Mineral Reserve.

“Escobal Mine” means the mining project comprised of the Escobal Mine Assets.

“Escobal Mine Assets” means those assets exclusively used in or related to the Escobal Mine.

“Escobal vein” means the zone of mineralization on the Escobal exploitation license that contains the Mineral Resources and Mineral Reserves for the Escobal Mine.

“GHBL” means Goldcorp Holdings (Barbados) Ltd., a Barbados company that is an indirect wholly-owned subsidiary of Goldcorp.

“GHL” means Guatemala Holdings Ltd., a Cayman Islands company that is an indirect wholly-owned subsidiary of Goldcorp.

“Goldcorp” means Goldcorp Inc., a Canadian public company and where the context requires, includes affiliates of Goldcorp Inc.

“La Arena Feasibility Study” means the updated NI 43-101 technical report for La Arena Mineral Resource and Reserve dated December 31, 2014.

“La Arena Mine” means the copper-gold sulfide project which hosts a gold oxide mine located in northern Peru.

“La Arena Mine Assets” means those assets exclusively used in or related to the La Arena Mine.

“Lake Shore” means Lake Shore Gold Corporation, a Canadian company with mineral interests in Ontario, Canada, and all Lake Shore Gold Corporation subsidiaries, which are part of the Lake Shore Arrangement Agreement entered between Lake Shore and the Company.

“Lake Shore Arrangement Agreement” means the Plan of Arrangement entered into as of February 8, 2016, among the Company and Lake Shore relating to the potential acquisition by the Company of the Lake Shore Mine Assets and including any amending agreement or instrument supplementary or auxiliary thereto.

“Lake Shore Mine Assets” means the assets exclusively used in or related to the mines owned by Lake Shore, including the Timmins West and Bell Creek Mines, as well as the Temex Resources Corp. properties.

“MARN” means the Ministry of Environment and Natural Resources of Guatemala.

“MDA” means Mine Development Associates, an independent mining consulting firm.

“MEM” means the Ministry of Energy and Mines of Guatemala and/or Peru, as specified when used.

“M3” means M3 Engineering & Technology Corporation, an independent mining and engineering consulting firm.

“Minera San Rafael” or “MSR” means Minera San Rafael, S.A., a Guatemala corporation that is owned by ERHL and Tahoe Swiss AG, a Swiss corporation that is owned by the Company.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, of the CSA.

“NI 52-110” means National Instrument 52-110 – Audit Committees, of the CSA.

Annual Information Form for the Year Ended December 31, 2015	1

“NYSE” means the New York Stock Exchange;

“Persons” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

“Restricted Shares” means Shares subject to Awards that are issued but which will only be delivered to the holder of the Award upon the passage of time, continued employment of the holder by the Company or upon such other terms and conditions as the Compensation Committee of the Company may determine in its discretion.

“Rio Alto” means Rio Alto Mining Limited, a Canadian company with mineral interests in Peru, and all Rio Alto Mining Limited subsidiaries involved in the Rio Alto Arrangement with the Company in 2015.

“Rio Alto Arrangement” means the business combination between the Company and Rio Alto on the terms and conditions set forth in the Rio Alto Arrangement Agreement for the acquisition by the Company of the La Arena Mine Assets and the Shahuindo Mine Assets.

“Rio Alto Arrangement Agreement” means the arrangement agreement dated February 9, 2015 between the Company and Rio Alto with respect to the Rio Alto Arrangement, as amended or supplemented from time to time.

“Robertson” means Robertson GeoConsultants Inc., an independent engineering consulting firm.

“SEC” means the Securities and Exchange Commission of the United States of America.

“Secondary Offering” means the offering and sale of 58,051,692 common shares of the Company beneficially held by Goldcorp that closed on June 30, 2015.

“SEDAR” means the System for Electronic Document Analysis and Retrieval, accessible through the internet at www.sedar.com.

“Shahuindo Feasibility Study” means the independent technical report entitled “Shahuindo Mine Peru NI 43-101 Feasibility Study” regarding the Shahuindo Mineral Reserve and Resource filed on SEDAR on January 25, 2016.

“Shahuindo Mine” means the heap leach gold-silver project, located in the district of Cachachi, province of Cajabamba, department of Cajamarca, Peru.

“Shahuindo Mine Assets” means those assets exclusively used in or related to the Shahuindo Mine.

“Shareholders’ Agreement” means the shareholders’ agreement between the Company and affiliates of Goldcorp and entered into pursuant to the terms of the Transaction Agreement, dated as of June 8, 2010 and as amended and restated between the Company and Goldcorp on October 12, 2010, April 19, 2011 and February 9, 2015, which was terminated as a result of the Secondary Offering that closed on June 30, 2015.

“Shares or Tahoe Shares” means common shares without par value of the Company.

“Share Option and Incentive Share Plan” means the Company’s Share Option and Incentive Share Plan.

“Sulfide Project” means the project to commercially develop copper-gold mineralization in the La Arena porphyry.

“Transaction Agreement” means the definitive purchase and sale agreement made as of May 3, 2010, as amended on October 12, 2010, among the Company and the Vendors relating to the acquisition by the Company of the Escobal Mine Assets and including any amending agreement or instrument supplementary or auxiliary thereto.

“TSX” means the Toronto Stock Exchange.

“Vendors” means GHBL and GHL.

GLOSSARY OF TECHNICAL TERMS

Ag:	Silver.

Au:	Gold.

Contained Ounces:	The troy ounces of metal in resources or reserves obtained by multiplying tonnage by grade.

Cut-off Grade:	The grade below which mineralized material is considered uneconomic.

Development:	The preparation of a mineable deposit.

g/tonne or g/t:	Grams per metric tonne; 31.10348 grams is equal to one troy ounce.

Indicated Mineral Resource(1):	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

2	Tahoe Resources Inc.

GLOSSARY OF TECHNICAL TERMS

Inferred Mineral Resource(1):	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

IRR:	Internal Rate of Return.

km:	Kilometre.

km2:	Square Kilometre.

Kv:	Kilovolt.

Measured Mineral Resource(1):	That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Mineral Reserve:	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. The public disclosure of a Mineral Reserve must be demonstrated by a pre-feasibility study or feasibility study.

Mineral Resource:	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of Modifying Factors.

Modifying Factors:	Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors

NPV:	Net Present Value.

NSR or Net Smelter Return:	Gross sales proceeds received from the sale of production obtained from a property, less the costs of insurance, smelting, refining (if applicable) and the cost of transportation of production from the mine or mill to the point of sale. For the purposes of taxes and royalties in Guatemala the cost of transportation is not deducted.

Ore:	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be mined and processed at a profit.

oz/t:	Troy ounces of metal per short ton of material. One oz/t is equivalent to 34.286 grams per tonne. One short ton is equivalent to 0.907 tonne.

Annual Information Form for the Year Ended December 31, 2015	3

GLOSSARY OF TECHNICAL TERMS

Pb:	Lead.

ppm:	Parts per million.

Probable Mineral Reserve(1):	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

Proven Mineral Reserve(1):	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect the potential economic viability of the deposit. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

QA/QC:	Quality Assurance/Quality Control.

Recovery Rate:	The percentage of metals or minerals which are recovered from ore during processing.

Reserves:	Combined Proven and Probable Mineral Reserves.

tpd:	Metric tonnes per day.

Zn:	Zinc.

(1)

The definitions of Proven and Probable Mineral Reserves, and Measured, Indicated and Inferred Mineral Resources are set forth in NI 43-101 which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects, as well as in the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005 and 2010. A reader in the United States should be aware that the definition standards enunciated in NI 43-101 and in the CIM Standards differ significantly from those set forth in SEC Industry Guide 7, and resource information disclosed pursuant to NI 43-101 may not be comparable to similar information disclosed by US companies. See “Interpretation and Other Information - Disclosure Standards” for more information.

CURRENCY INFORMATION

All currency amounts in this AIF are expressed in United States (“US”) dollars, unless otherwise noted. The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, (“CAD$”) during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange.

	Two Months Ended	Years Ended December 31,
	Feb. 29, 2016	2015	2014	2013
Low for the period	1.3523	1.1749	1.0614	0.9839
High for the period	1.4589	1.3965	1.1643	1.0697
Rate at the end of the period	1.3523	1.3840	1.1601	1.0636
Average noon spot rate for the period	1.4010	1.2875	1.1045	1.0299

On March 9, 2016, the Bank of Canada noon spot rate of exchange was $1.00 -CAD$1.32.

FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements.

4	Tahoe Resources Inc.

Forward-looking statements in this AIF may include, but are not limited to, statements and/or information related to: the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2016 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan and Peruvian mining laws and regulations; changes to the Peruvian tax dividend rate; the timing and results of court proceedings; ; the timing for the final commissioning and start-up of the paste-backfill plant; the provision of electrical power to the Escobal Mine from Guatemala’s existing national grid; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the timing of the receipt of operations permits at Shahuindo; the commencement of commercial production at Shahuindo; the availability and sufficiency of power and water for operations; the addition of a crushing and agglomeration facility at Shahuindo; the mode of mining and processing methods to be employed at Shahuindo; the expansion of the process plant facilities at Shahuindo; our expected community outreach and related activities for 2016; and the completion of the business combination with Lake Shore and the timing therefor.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals, including the approvals required for the business combination with Lake Shore; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; the Company’s ability to obtain financing as and when required and on reasonable terms; and the successful closing of the business combination with Lake Shore. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company’s dependence on the Escobal and La Arena Mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; changes and national and local government politics and office holders; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insured and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the consequences of adverse judicial rulings; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “– Risk Factors Relating to Our Shares”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. We advise US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Reserves. This section also uses the term Inferred Mineral Resources. We advise US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Annual Information Form for the Year Ended December 31, 2015	5

NON-GAAP FINANCIAL MEASURES

This AIF includes references to certain non-GAAP financial intended to provide additional information and should measures in respect of the Company, including total cash not be considered in isolation or as a substitute for costs. In the gold and silver mining industries, these are measures of performance prepared in accordance with common performance measures, but are not defined GAAP. For additional information regarding these non-under IFRS and should not be considered in isolation. In GAAP measures (including reconciliations to IFRS addition to conventional measures prepared in measures, as applicable), see our management’s accordance with GAAP, certain investors use such non- discussion and analysis for the year ended December 31, GAAP measures to evaluate a company’s performance 2015 and our press release of January 14, 2016, copies of and ability to generate cash flow. Accordingly, they are which are available under our profile on SEDAR.

DISCLOSURE STANDARDS

The disclosure in this AIF uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the CSA that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource and reserve estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101. The SEC does not recognize resources. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by US companies.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Certain documents incorporated by reference herein use the terms “Probable Mineral Reserve” and “Proven Mineral Reserve”, as permitted under NI 43-101. For US reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”)), as interpreted by Staff of the SEC, applies similar standards as NI 43-101 in order to classify mineralization as a reserve. As a result, the definitions of Proven and Probable Reserves used in NI 43-101 are similar to the definitions in the SEC Industry Guide 7. Under both NI 43-101 and SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under both NI 43-101 and the SEC standards.

In addition, this AIF uses the terms “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” to comply with the reporting standards in Canada. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, US investors are also cautioned not to assume that all or any part of the Inferred Mineral Resources exist. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies.

While disclosure of “contained ounces” is permitted disclosure under Canadian regulations, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

For the above reasons, information concerning descriptions of Mineralization, Mineral Resources and Mineral Reserves contained in this AIF may not be comparable to information made public by US companies subject to the SEC reporting and disclosure requirements.

CORPORATE STRUCTURE

INCORPORATION AND OFFICES

We were incorporated under the BCA on November 10, 2009 under the name “CKM Resources Inc.,” which was changed to “Tahoe Resources Inc.” on January 13, 2010. The Company’s head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States 89511. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, Canada, V6E 4N7.

We currently have eighteen wholly-owned subsidiaries: Tahoe Resources USA Inc., a company incorporated under the laws of Nevada; Tahoe Swiss A.G., a company incorporated under the laws of Switzerland; Escobal Resources Holdings Limited, a company incorporated under the laws of Barbados; Minera San Rafael, S.A., a company incorporated under the laws of Guatemala; Mexican Silver Mines (Guernsey) Limited, a company incorporated under the laws of Guernsey; La Arena SA, a company incorporated under the laws of Peru; Empresa de Energia Yamobamba SAC, a company incorporated under the laws of Peru; Tahoe Resources ULC, a company incorporated under the laws of Canada; Rio Alto Mining Limited, a company incorporated under the laws of Canada; Rio Alto Insurance Ltd., a company incorporated under the laws of Barbados; Rio Alto SAC, a company incorporated under the laws of Peru; Shahuindo Gold Limited, a company incorporated under the laws of Peru; Shahuindo SAC, a company incorporated under the laws of Peru; Empresa de Transmisora de Cajabamba SAC, a company incorporated under the laws of Peru; Shahuindo Exploraciones SAC, a company incorporated under the laws of Peru; 1886557 Alberta Ltd., a company incorporated under the laws of Peru; Sulliden Capital SA, a company incorporated under the laws of Panama; Sulliden Minerals SA, a company incorporated under the laws of Panama.

6	Tahoe Resources Inc.

GENERAL DEVELOPMENT OF OUR BUSINESS

DEVELOPMENT OF OUR BUSINESS

OVERVIEW

Since incorporation in November of 2009, we completed an initial public offering (“IPO”) of our Shares, listed our Shares on the TSX, acquired the Escobal Mine Assets in Guatemala, completed an offering of our Shares under a short form prospectus filed in all provinces of Canada, commenced exploration and development activities of the Escobal Mine, completed Escobal preliminary economic assessments in November 2010 and May 2012, received approval of the Escobal Environmental Impact Statement from MEM, listed our Shares on the NYSE in May 2012, obtained the final exploitation license for the Escobal Mine in April 2013, completed construction and commissioning of all major mine and plant components and declared commercial production in January 2014, completed the Escobal Feasibility Study including publication of our initial Mineral Reserve statement in November 2014, commenced paying a dividend in December 2014, completed the Rio Alto Arrangement with Rio Alto Mining Limited in 2015, filed a short form prospectus in June 2015 in connection with a secondary offering of 58,051,692 Shares beneficially held by Goldcorp through a syndicate of underwriters led by GMP Securities L.P. and BMO Nesbitt Burns Inc., closed a $150 million revolving credit facility with a banking syndicate co-led by Scotiabank and HSBC in August 2015, and commenced commissioning of the Shahuindo Mine and processing plant in November 2015.

ESCOBAL MINE ASSETS

The Company acquired the Escobal Mine Assets on June 8, 2010 pursuant to the terms of the Transaction Agreement, which was negotiated at arm’s length. The Escobal Acquisition was completed contemporaneously with the closing of the Company’s IPO. The Escobal Mine Assets were held by Minera San Rafael, a Guatemala corporation, owned by GHL and ERHL. In turn, ERHL was owned by the Vendors. On June 8, 2010 and pursuant to the Escobal Acquisition, the Company acquired from the Vendors all of the issued and outstanding shares of ERHL and the shares of Minera San Rafael held by GHL. Subsequent to the Escobal Acquisition, the Vendors transferred their Shares to Goldcorp, and Goldcorp and the Company entered into an amendment and restatement of the Shareholders’ Agreement, which was later terminated following a secondary offering of shares by Goldcorp in July 2015.

LA ARENA MINE ASSETS

The Company acquired the La Arena Mine Assets on April 1, 2015 pursuant to terms of the Rio Alto Arrangement Agreement. The La Arena Mine Assets were previously held by Rio Alto, which began commercial operations at La Arena in 2011. The La Arena Mine Assets include but are not limited to the mineral and land concessions associated with the open pit gold mine at La Arena and the Sulfide Project.

SHAHUINDO MINE ASSETS

The Company acquired the Shahuindo Mine Assets on April 1, 2015 pursuant to the terms of the Rio Alto Arrangement Agreement. The Shahuindo Mine Assets were previously held by Rio Alto following its June 2014 merger with Sulliden Gold Corporation Ltd. The Shahuindo Mine Assets include but are not limited to the mineral and land concessions associated with the open pit gold mine at Shahuindo.

2015 DEVELOPMENTS

RIO ALTO BUSINESS COMBINATION

On April 1, 2015, the Company completed the Rio Alto Arrangement resulting in a business combination of the two companies. Pursuant to the Rio Alto Arrangement and effective upon closing, Rio Alto became a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a Share and the payment of CAD$0.001 in cash for each Rio Alto Share.

In connection with the closing of the Rio Alto Arrangement, Tahoe issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Rio Alto Arrangement, Tahoe had 223,726,156 Tahoe Shares issued and outstanding, with former Rio Alto shareholders holding approximately 34% on an undiluted basis. Tahoe has authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Subsequent to the closing of the Rio Alto Arrangement and prior to the expiration date of April 12, 2015, all outstanding warrants were exercised and 2,011,244 Tahoe Shares were issued for total proceeds of CAD$21,210. The principal mining properties acquired are the 100% owned La Arena Mine and the 100% owned Shahuindo Mine located in northwestern Peru.

The acquisition supports the Company’s growth strategy by adding an operating high quality, high margin asset which, along with the Shahuindo Mine, will increase the sustainable production level, contribute to cash flows and diversify the Company’s operations in metals and geographic locations. Further information regarding the Rio Alto Arrangement can be found in the Company’s Business Acquisition Report which was filed on SEDAR on June 12, 2015.

Annual Information Form for the Year Ended December 31, 2015	7

SECONDARY OFFERING

On June 30, 2015, Goldcorp closed a secondary offering of 58,051,692 Tahoe Shares it beneficially held at an offering price of CAD$17.20 per share for gross proceeds of approximately CAD$1 billion. The secondary offering was completed through a syndicate of underwriters led by GMP Securities L.P. and BMO Nesbitt Burns Inc. The secondary offering resulted in termination of Goldcorp’s rights under the Shareholders’ Agreement.

INDEBTEDNESS

The Company entered into a $150 million revolving credit facility on August 11, 2015. Scotiabank and HSBC are the co-leads for the facility, with Scotiabank acting as the administrative agent. In addition to the co-leads, Royal Bank of Canada, Bank of Montreal and Credit Suisse are also members of the banking syndicate. The facility bears interest on a sliding scale of LIBOR plus between 2.25 percent to 3.25 percent or a base rate plus 1.25 percent to 2.25 percent, which is determined based upon the Company's consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.5625 percent and 0.8125 percent. The term for the facility is three years. To date, the Company has not drawn on the revolving credit facility.

On June 3, 2015, the Company repaid the outstanding $50 million owed under a credit facility originally entered on June 4, 2013 with a major international lender.

ESCOBAL MINE ROYALTY MATTERS

On November 28, 2014, the Guatemalan government passed legislation amending the 1997 mining law and increasing mandatory royalties from 1% to 10% effective January 1, 2015. Between January 2015 and September 2015, the Company accrued for the payment of a 10% royalty on production from the Escobal Mine to the federal and local governments. On September 17, 2015, the Guatemalan Constitutional Court ruled that the 10% royalty was unconstitutional, which was confirmed on November 5, 2015 in a final and published clarification from the Court.

The Company’s Guatemalan subsidiary, MSR, first entered into voluntary royalty agreements with municipalities in 2013 when MSR began operating. Since November 2015, MSR has entered into new voluntary royalty agreements with municipalities around the mine, including San Rafael las Flores (“SRLF”), Casillas, Santa Rosa de Lima, Barberea, Santa Cruz Naranjo, San Carlos Alzatate and Cuilapa. The agreements include provisions requiring the transparency of the payments.

In 2015, of the total 5% royalty paid by the Company, 1% was mandatory and split equally between the federal government and the SRLF local municipality. The Company paid the remaining 4% voluntarily, of which 1.5% was paid to the federal government, 1.5% paid to SRLF, and the remaining 1% distributed equally among the surrounding six regional municipalities. For 2015, the Company paid a total of approximately $12.3 million in royalties, which includes approximately $9.2 million in voluntary royalties.

2016 DEVELOPMENTS

SHAHUINDO FEASIBILITY STUDY

The Company completed the National Instrument (NI) 43-101 Technical Report for the Shahuindo Mine in Cajabamba Peru, which was filed on SEDAR on January 25, 2016. The report, which was prepared by Carl E. Defilippi, SME Registered Member, of Kappes, Cassidy & Associates, Charles Muerhoff, SME Registered Member, of Tahoe Resources, Inc. and Tim Williams, FAusIMM, of Tahoe Resources, Inc., show Measured and Indicated Mineral Resources of 143.1 million tonnes and 2.28 million oxide gold ounces at an average gold grade of 0.50 gram per tonne (g/t); Proven and Probable Mineral Reserves of 111.9 million tonnes at an average gold grade of 0.53 g/t, containing 1.91 million ounces of gold. The full Shahuindo Feasibility Study can be found on SEDAR.

LAKE SHORE ARRANGEMENT AGREEMENT

On February 8, 2016, the Company and Lake Shore entered into the Lake Shore Arrangement Agreement whereby Tahoe will acquire all of the issued and outstanding shares of Lake Shore. Under the terms of the Lake Shore Arrangement Agreement, all of the Lake Shore issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe Share per each Lake Shore common share (the “Exchange Ratio”). Upon completion of the Transaction, existing Tahoe and Lake Shore shareholders will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

The Exchange Ratio implies a consideration of C$1.71 per Lake Shore common share, based on the closing price of Tahoe Shares on the TSX on February 5, 2016, representing a 14.8% premium to the closing price of Lake Shore on February 5, 2016 and a 28.6% premium to the closing share price of Lake Shore on February 4, 2016. Based on each company’s 20-day volume weighted average price on the TSX, the Exchange Ratio implies a premium of 25.7% and 30.4% to Lake Shore common shares for the periods ending February 5, 2016 and February 4, 2016, respectively. The implied equity value (assuming the conversion of in-the-money convertible debentures) is equal to CAD$945 million. The boards of directors of each of Tahoe and Lake Shore determined that the Lake Shore Arrangement Agreement was in the best interests of their respective shareholders based on a number of factors, including fairness opinions received from their respective financial advisors.

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The completion of the Lake Shore Arrangement Agreement is subject to the approval by at least a majority of the votes at a meeting of Tahoe shareholders. The Lake Shore Arrangement Agreement is also subject to approval by at least 66 2/3% of the votes cast by shareholders of Lake Shore at a special meeting, in addition to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Lake Shore Arrangement is expected to be completed on or about April 4, 2016.

Upon completion of the Lake Shore Arrangement Agreement, the Company’s executive management and Board will be comprised as follows:

Executive Management		Board
C. Kevin McArthur	Chief Executive Officer and Executive Chair	C. Kevin McArthur	Executive Chair and Director
Ronald W. Clayton	President and Chief Operating Officer	A. Dan Rovig	Lead Director
Tony Makuch	Executive Vice-President Tahoe Resources Inc.	Tanya Jakusconek	Director
Mark Sadler	Vice President and Chief Financial Officer	Drago G. Kisic	Director
Tim Williams	Vice President Operations, Peru	Alan C. Moon	Director
Brian Brodsky	Vice President Exploration	(currently Director of Lake Shore)
Edie Hofmeister	Vice President Corporate Affairs	Paul B. Sweeney	Director
		James S. Voorhees	Director
		Kenneth F. Williamson	Director
		Klaus M. Zeitler	Director

INTER-CORPORATE RELATIONSHIPS

Our corporate structure as of the date of this AIF (and before giving effect to the proposed business combination with Lake Shore) is as follows:

Annual Information Form for the Year Ended December 31, 2015	9

LEGAL

APPEAL BEFORE THE CONSTITUTIONAL COURT

On July 23, 2013, the Court of Appeals in Guatemala (“the Court”) held that MEM should have conducted a hearing of a written opposition to the Escobal Mine exploitation license during the permitting application process. The Court did not rule on the substance or validity of the license; it merely stated that MEM was obligated to hold an administrative hearing addressing the substance of the opposition under the 1997 Mining Law. The Court did not invalidate or comment on the Escobal exploitation license in its decision. MEM issued a press release on July 24, 2013 stating that the ruling had no impact on the status of the Company’s exploitation license. On July 25, 2013, MEM and the Company appealed the Court’s decision to the Constitutional Court and the Constitutional Court upheld the Court’s decision, compelling MEM to conduct a hearing on the opposition that MEM already found to be without merit. The claimants subsequently requested a clarification from the Constitutional Court, which is currently pending.

GARCIA ET AL. V. TAHOE

On June 18, 2014, an action was commenced against the Company in the Supreme Court of British Columbia. The lawsuit was filed by seven Guatemalan plaintiffs who alleged that Tahoe was directly or vicariously liable for battery and/or negligence regarding an incident that occurred at the Escobal Mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. On November 13, 2015, the Supreme Court of British Columbia issued a ruling declining jurisdiction over the claims brought by the plaintiffs on the grounds that Guatemala was the more appropriate forum to adjudicate plaintiffs’ claims. Plaintiffs soon after filed a notice of appeal to preserve their right to appeal.

DESCRIPTION OF OUR BUSINESS

OVERVIEW OF OUR BUSINESS AND STRATEGY

Tahoe’s strategy is to responsibly operate the Escobal, La Arena and Shahuindo Mines to world standards, to pay significant shareholder dividends and to develop and operate high quality precious metals assets in the Americas. Our principal objectives at this time are to optimize Escobal, La Arena and Shahuindo operations and to continue expanding the Mineral Resource and Mineral Reserve base through exploration and development of the Escobal, La Arena and Shahuindo ore bodies and other ore bodies identified in those regions.

We will continue to identify, investigate and, where appropriate, acquire interests in mineral properties in the Americas through direct application to government authorities, joint venture activities or acquisition from existing holders. As part of this process, we will undertake early-stage exploration activities to ensure an orderly and steady development of exploration targets. See “General Development of Our Business – Development of Our Business – 2016 Developments” for details on the proposed business combination with Lake Shore.

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THE SILVER INDUSTRY

Demand for silver is based on investment demand, industrial and decorative uses, photography, jewelry and silverware. Together, these categories represent more than 90% of annual silver consumption.

Silver has a number of unique properties including its strength, malleability and ductility, its electrical and thermal conductivity, its sensitivity to and high reflectance of light, and the ability to endure extreme temperature ranges. Silver’s unique properties restrict its substitution in most applications.

Silver prices will have a direct impact on our business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See “Description of Our Business –Risks Relating to Our Business”. A chart indicating silver prices since January 1, 1999, is set out below.

As of March 9, 2016, the London Fix price of silver was US$15.66.

THE GOLD INDUSTRY

Demand for gold is primarily based on global investment demand, central bank holdings and jewelry. Savin ng and disposal play a larger role in the price of gold than does consumption. The metal is also used for coinage, and has been used as a standard for monetary systems in some countries.

Gold prices will have a direct impact on our business. Declining prices can, for example, impact operations by requiring a re-assessment of the feasibility of a particular project. See “Description of Our Business –Risks Relating to Our Business”. A chart indicating gold prices since January 1, 1999, is set out below

As of March 9, 2016, the London Fix price of gold was US$1,246.40.

Annual Information Form for the Year Ended December 31, 2015	11

PRODUCT

The Company produces metal-bearing concentrates and gold doré. At Escobal, silver, gold, lead and zinc are recovered by differential flotation, producing silver-rich lead concentrates and zinc concentrates which are sold to third-party smelters under concentrate sales arrangements. Silver sales at Escobal for the year ended December 31, 2015 totaled $323.9 million. No revenues from the sale of by-product metals (gold, lead, zinc) exceeded 15% of the total consolidated revenue. At La Arena, gold doré is produced through a cyanide leach solution and carbon absorption system. Gold doré is refined and sold to third parties under refining, sales and purchase agreements. Gold sales at La Arena for the year ended December 31, 2015 totaled $198.8 million. At Shahuindo, a cyanide leach solution and carbon absorption system is used to pour gold doré, which first occurred in December 2015. Commercial production is expected at Shahuindo in the second quarter of 2016.

SPECIALIZED SKILL AND KNOWLEDGE

Most aspects of our business require specialized skills and knowledge in the areas of geology, engineering, exploration and development, environmental management, corporate social responsibility and accounting. We have a number of employees with extensive experience in mining, engineering, geology, exploration and development in Guatemala and Peru, including C. Kevin McArthur, Executive Chair and Chief Executive Officer, Ronald W. Clayton, President and Chief Operating Officer, Brian Brodsky, Vice President Exploration, Charlie Muerhoff, Vice President Technical Services, Tom Fudge, Vice President Operations, Tim Williams, Vice President Operations.

Mr. McArthur is an experienced mining engineer with over 30 years of engineering, mine building and mine operations experience, including over eight years in the role of President and Chief Executive Officer of Glamis Gold Ltd. (“Glamis”) and two years in the role of President and Chief Executive Officer of Goldcorp. Mr. Brodsky was Goldcorp’s Exploration Manager for Central America. Mr. Clayton was Senior Vice President, Operations, for Hecla Mining Company before joining the Company. Messrs. McArthur, Clayton, Muerhoff, Fudge and Williams have many years of underground silver mining and open pit gold mining experience, including significant Latin American operating experience. Mr. Muerhoff and Mr. Williams are Qualified Persons as defined by NI 43-101 and have worked in the mining industry for over 25 years and 22 years, respectively.

EMPLOYEES

As of the date of this AIF, Tahoe Resources USA employs fewer than 30 people in Reno, Nevada, MSR employs more than 1,000 people in Guatemala and Rio Alto SAC, La Arena and Shahuindo together employ more than 1,025 people in Peru.

FOREIGN OPERATIONS

The Escobal Mine is located in Guatemala, and the La Arena and Shahuindo Mines are located in Peru, and as such are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. See “Description of Our Business –Risks Relating to Our Business” “–Operations in Guatemala and Peru”, “– Obtaining and Renewing Licenses and Permits”, “– Licenses and Title to Assets” and “– Governmental Laws and Regulation”.

COMPETITIVE CONDITIONS

We compete with other entities in the search for and acquisition of mineral properties. As a result of this competition, we may be unable to acquire attractive properties in the future on terms we consider acceptable. We also compete for financing with other resource companies. There is no assurance that additional capital or other types of financing will be available to us if needed, or that, if available, the terms of such financing will be favourable to us. See “Description of Our Business –Risks Relating to Our Business”, “–Competition for New Properties” and “– Financing Requirements”.

CYCLES

We are a producer of silver and gold. See “Description of Our Business – The Silver Industry and The Gold Industry” for details of the demand for silver and gold and the market price for silver and gold.

ENVIRONMENTAL AND SOCIAL ACTIVITIES

The Company is committed to conducting business honestly and ethically everywhere we operate. We aspire to deliver long term shareholder value through sustainable economic and social development in the communities where we work. We strive to minimize the environmental effects of our operations, to provide a safe and healthy workplace for all our employees and contractors and to promote sustainable businesses and social programs in the communities where we operate.

ENVIRONMENT

We recognize that all development comes with some impacts. We are dedicated to the highest standards of responsible environmental stewardship. We honour this commitment by meeting or exceeding local governmental regulations and operating our projects to North American standards. See “Description of Our Business – Escobal Mine –Environment” and “–Reclamation”,–La Arena Mine—Environment”, and ”, –Shahuindo Mine—“Closure”. We have review processes in place which are designed to prevent or minimize environmental incidents or impacts, to evaluate incidents and operating practices and to create action plans and operating procedures to prevent reoccurrence. Tahoe’s Board of Directors oversees the Company’s environmental management through the Health, Safety, Environment and Community Committee and reviews site performance on a quarterly basis.

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In Guatemala, an environmental mitigation study must be filed with MEM before undertaking reconnaissance or exploration activities. In addition, an environmental assessment must be filed with MARN for approval prior to undertaking exploration activities. In order to obtain the exploitation license, MSR prepared an environmental impact study for review and approval by MARN. Upon grant of the license in April 2013, the Company also arranged for the issuance of a bond for environmental protection and obtained an environmental license pursuant to Guatemalan regulations.

MSR conducts continuous environmental monitoring of environmental factors such as air quality, surface and subsurface water quality, stream sediment chemistry, blast vibration, sound pressure and rock geochemistry. MSR reports these findings on a quarterly basis to the Guatemalan Ministry of Environment and Natural Resources to ensure compliance with applicable environmental laws, regulations and standards. The company also works with national and international non-governmental organizations on community needs assessments to guide further programs in the vicinity of the Escobal Mine. For example, Guatemala’s Ministry of Energy and Mines and the Brazilian organization, Itaipu Binacional, invited MSR as the first mining company to participate in the Cultivando Agua Buena program. The program is designed to increase multi-stakeholder responsibility of natural resource management to improve water quantity and quality, prevent deforestation and reduce pollution in the region.

In Peru, the General Mining Law of Peru sets forth the environmental regulation of exploration and mining activities for the country, which is administered by the Ministry of Energy and Mines. Generally, the Ministry of Energy and Mines requires exploration and mining companies to prepare an Environmental Impact Statement (EIA) – Category I, Environmental Impact Study Semi Detailed (EIAsd) – Category II, an Environmental Impact Assessment, a Program for Environmental Management and Adjustment, and a mine closure plan.

La Arena proactively prevents and mitigates environmental impacts to the fullest extent possible. La Arena is committed to meeting and/or exceeding environmental best practices, including flora and fauna preservation, progressive rehabilitation and water quality protection. The company diligently conducts biological and hydro-biological monitoring and examines surface and ground water, noise, blasting and vibrations, dust and other emissions to air, waste disposal and erosion control. La Arena reports those findings to Peru’s Ministry of Energy and Mines on a quarterly basis. Moreover, La Arena collaborates with local villages in its direct area of influence to sample and monitor water biannually. La Arena ensures that environmental impacts are minimized by adhering to the programs as outlined in the approved EIA and by providing ongoing training to staff to manage environmental issues.

CORPORATE SOCIAL RESPONSIBILITY

Alignment with International Protocols and Best International Practices

The Company has aligned its policies and practices with the United Nations Guiding Principles on Business and Human Rights (“Guiding Principles”), the Voluntary Principles on Security and Human Rights (“VPs”) and the Equator Principles. The Company finalized a comprehensive Social Impact Assessment and outlined its strategies to avoid, minimize or mitigate real or perceived social impacts in its Social Management Plan. We also implemented a new grievance mechanism in Guatemala in January 2015 to align with the Guiding Principles and the International Finance Corporation (“IFC”) Performance Standards. This mechanism utilizes the NAVEX Global’s case management software which provides for multiple communication options. The same grievance mechanism is being implemented at La Arena and Shahuindo Mines in Peru and is expected to be fully operational by the second quarter of 2016.

Organizational CSR Initiatives:

Business for Social Responsibility (“BSR”): Tahoe is a member of BSR and retains the organization to assist in implementing policies and practices aligned with the Guiding Principles, the VPs and the Equator Principles.

CentraRSE-ISO 26000: MSR is a member of the local CSR organization in Guatemala, comprised of more than 100 companies committed to operating using responsible business practices.

2015 Corporate Social Responsibility (“CSR”) Projects

Key MSR social projects in 2015 (some of which are ongoing) include:

Nutrition

Mejores Familias (“Better Families”): Guatemala suffers from the highest chronic malnutrition rates in the Western Hemisphere. Accordingly, since 2014, MSR has promoted the Guatemalan government’s two-year national food security program Mejores Familias. The program has educated more than 88,000 women of reproductive age about better health habits that help reduce chronic childhood malnutrition rates in the neediest Guatemalan departments. In 2015, the Company supported training and provided instructional materials to the program. The program has had positive results for participants and their families. More than 80 percent of participants have improved their hygiene practices and 60 percent have improved their nutritional practices.

Annual Information Form for the Year Ended December 31, 2015	13

Aprendamos Juntas: In addition to supporting Mejores Familias, MSR is working with the well-respected Guatemalan non-profit organization, Asociación Puente, to administer a food security program, Aprendamos Juntas (“We Learn Together”), for women and their families in the vicinity of the Escobal Mine. Throughout the program, women of reproductive age learn habits for better health and build the confidence and skills to run a small business for economic stability. Participants’ children are also weighed and measured throughout the two-year program to track their nutritional status. In 2015, more than 700 female participants and their families participated in the program.

Education

Vocational Training Center: Since 2013, MSR has provided educational opportunities at its vocational training center in the San Rafael las Flores municipality. In 2015, the center offered courses in English, computer basics, silversmithing, apparel construction and professional welding. More than 230 students took courses at the training center last year. Additional courses in gastronomy, electrical, cosmetology or furniture making are planned for 2016.

School Infrastructure and Scholarships: In 2015, MSR renovated four schools with special attention placed in bathrooms, kitchens, classrooms and playgrounds. MSR has renovated two-thirds of all education infrastructures in San Rafael las Flores since 2010. MSR has also awarded more than 245 scholarships to help pay for tuition, school supplies and uniforms to students in the vicinity of the Escobal Mine, and in 2015, donated 5,000 school backpacks filled with educational supplies to students in San Rafael las Flores.

Agriculture

Coffee Program: For the past few years, a coffee-eating fungus (roya) has invaded Guatemala’s coffee crops and threatened the livelihood of coffee farmers in the vicinity of the Escobal Mine. In the northern region of Santa Rosa, coffee is the leading agricultural product, contributing significantly to the local economy and household incomes. To mitigate and prevent the disease in the region, MSR built capacity among more than 380 small- and medium-sized coffee growers through a training and technical assistance program.

Reforestation Program: Rapid population growth and the high demand for energy have negatively impacted Guatemala’s forestry resources. Accordingly, to reduce the increasing deforestation in the region, more than 25,000 trees were planted through MSR’s reforestation program, reforesting approximately 63 hectares in Santa Rosa. Further, to increase 31 small landowners’ incomes in the region, MSR helped formulate forest management plans to obtain government subsidies.

Veterinary Services & Training: In coordination with municipal health centers, MSR provided vaccinations to approximately 1,000 small- and medium-size farmers’ livestock and provided additional veterinary services to 300 farmers. Livestock and domestic animal training was also provided to approximately 100 community members to teach the importance of proper animal care and strategies for disease prevention.

Capacity Building

Most of MSR’s 1,000+ employees come from local areas near the Escobal Mine. In 2015 MSR continued to develop its employee engagement and education programs based on a socio-economic baseline study of employees and families.

FUNDES: MSR engaged FUNDES (a non-profit organization) to conduct an economic development program to support the development of local businesses in San Rafael las Flores. FUNDES’ mission is to strengthen the business capacity of local commercial enterprises to improve their market reach and to achieve sustainable results. In 2015, FUNDES trained three local business associations. FUNDES conducted business assessments of each association and provided training to increase production, to generate local employment opportunities and to increase revenue.

Ex-landowners’ Association

MSR participates in a profit-sharing program in the form of an NSR royalty of 0.5% to be shared by a local association of former owners of the Escobal Mine lands (“Association”). The Association receives payments approximately every quarter via a trust instrument administered by an independent party. Of this 0.5%, 10% is allocated to development projects identified by the Association. In 2015, MSR paid approximately $1.2 million to the Association and $115,000 of that was designated for development. The Association donated approximately $19,000 for renovations at and donations of medical supplies to a local health center in 2015.

Community Engagement

Grievance Mechanism: MSR strengthened its existing grievance mechanism to further align with the Equator Principles, IFC Performance Standards and Guiding Principles. The comprehensive mechanism utilizes NAVEX Global’s case management software which provides for a call center and web-based interface. Stakeholders can communicate their concerns, questions and suggestions through MSR’s telephone hotline, grievance website or in person with either their manager or an MSR community liaison at its community office. In 2015, MSR received 97 cases from employees and local community members. MSR resolved 78 of those cases and more than half were closed within 45 days.

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Boréalis Software: MSR acquired Boréalis stakeholder engagement software to help map stakeholders, monitor engagement activities and track interactions with local communities to better manage consultations.

Site Visits: MSR hosted more than 1,800 site visits to the Escobal Mine made by COCODES (village leadership councils), school teachers, university students, businesswomen and local farmers, among others.

Guatemalan Royalty Agreement

In 2015 the Company’s Guatemalan voluntary royalty program offered economic and social development to the communities impacted by the project. Of the total 5% royalty paid by the Company, 1% was mandatory and split equally between the federal government and the SRLF local municipality. The Company paid the remaining 4% voluntarily, of which 1.5% was paid to the federal government, 1.5% paid to SRLF, and the remaining 1% distributed equally among the six regional municipalities surrounding Escobal. In 2015, the Company paid a total of approximately $12.3 million in royalties, which includes approximately $9.2 million in voluntary royalties.

The distribution was as follows:

•	$1.57 million mandatory royalty to the Guatemalan Federal government;
•	$1.57 million mandatory royalty to SRLF;
•	$3.45 million voluntary royalty to the Guatemalan Federal government;
•	$3.45 million voluntary royalty to SRLF; and
•	$2.3 million voluntary royalty to the six regional municipalities.

See “Description of Our Business - Doing Business in Guatemala – Mining” for details on the updated royalty rates effective January 1, 2016, as set out in the updated Guatemalan mining law.

Key La Arena social projects in 2015 (some of which are ongoing) include:

Nutrition

Healthy Homes Program: La Arena implemented the successful Healthy Family Home program in 14 local villages in the past three years. The program, sponsored by Peru’s Ministry of Health, teaches families how to improve nutrition, health and personal hygiene practices. Families also learned how to maintain a healthy home environment, including the importance of adequately disposing of trash, properly storing food, washing hands at appropriate times, separating bedroom and kitchen spaces, designating sanitation areas, removing animals from inside the home and creating livestock fences. The program has helped decrease chronic malnutrition by 10% and nutritional anemia by 21% in the past three years.

School Nutrition Program: La Arena sponsored a school nutrition program that benefited more than 700 students in La Arena’s direct area of influence. The company donated nutritional school lunches and equipment to improve food sanitation and held workshops on proper food preparation techniques.

Education

Healthy Schools Program: La Arena promoted proper health and sanitation practices in schools across 13 villages in the vicinity of the La Arena Mine. The program benefited more than 1,800 students.

Teacher Training: La Arena strengthened the capacity of more than 60 teachers at two training workshops to advance students’ learning experiences.

Agriculture

Guinea Pig Farming: La Arena provided training to local guinea pig producers throughout a four-year program to improve breeding practices and business management skills.

Vaccination Campaign: La Arena administered more than 4,000 vaccinations to local communities’ livestock to improve health conditions and prevent diseases.

Trout Hatchery: La Arena held 11 training workshops on small-scale trout farming. The company also improved water collection processes in order to optimize water recycling in trout nursery ponds.

Infrastructure

Infrastructure projects in La Arena’s local communities completed throughout the year provided approximately 60 construction jobs to the local workforce. Projects included: construction of a school cafeteria for 120 students (Tres Ríos hamlet); construction of a small-scale piped water system for three families and upgraded school kitchen that benefited 90 students (La Ramada hamlet); construction of a multipurpose center, school perimeter fence and soccer field for approximately 450 students (La Arena hamlet); and improvements to dirt roads in eight hamlets in the vicinity of the La Arena Mine.

Annual Information Form for the Year Ended December 31, 2015	15

Training Local Workforce

La Arena shares the positive and substantial impacts of its mine operations with the local communities in which it operates. The company supports training programs to enhance skills of the local workforce and employs the local workforce to increase economic and human development. In 2015, the company trained more than 70 young workers in equipment operations and approximately 18 young workers in masonry.

Community Engagement

Community Information and Site Visits: La Arena provided general information about the mine and its high social and environmental practices to local stakeholders at the community office located in the La Arena hamlet. In 2015, more than 2,400 stakeholders visited the office. More than 61 percent of community visits involved employment inquiries. La Arena also hosted more than 600 site visits to the La Arena Mine by local students, teachers, business associations and government officials, among others.

Participatory Environmental Monitoring: La Arena participated in two collaborative environmental monitoring campaigns (May and October 2015) with communities in its direct area of influence. The two campaigns monitored surface water, air and soil quality. The samples are provided to two separate laboratories and the results are subsequently communicated at community assemblies. Training is also provided to communities regarding the interpretation of results.

Expo Fair: La Arena held an informational expo in the city of Huamachuco in which more than 750 local stakeholders learned about La Arena’s business operations and social programs.

DOING BUSINESS IN GUATEMALA AND PERU

MINING IN GUATEMALA

The Escobal Mine is located in Guatemala. The State of Guatemala owns all mineral deposits within Guatemala. MEM may grant reconnaissance, exploration and exploitation licenses to any entity, whether Guatemalan or foreign. Applications for licenses are typically granted on a first-time basis, with holders of reconnaissance licenses given priority for an exploration license (over portions of the area covered by the reconnaissance license) and holders of exploration licenses given priority for an exploitation license (over portions of the area covered by the exploration license), so long as applications are made before the expiration of the existing license. Mineral licenses are “coordinate staked” (filed only referenced to UTM coordinates) and no monuments are located on the ground. No physical survey of exploration license boundaries is required.

License holders may use water, so long as such use does not affect the permanent exercise of water rights by others, and subject to the requirement that mining operations must not contaminate the environment. Licensees are also granted rights of way, including the right to build roads, with the proviso that surface owners be compensated.

MEM may suspend mining rights for, among other things, safety and environmental concerns or failure to pay royalties or to submit reports when due; may cancel mining for, among other things, failure to commence field work or operations in the prescribed time; and may extinguish mining rights upon expiration of the license term, depletion of the deposit or express renouncement of the holder.

Fees payable by licensees include surface rights fees, a granting fee for a mining right and an area fee for the licenses.

Under the 1997 Guatemalan mining law, a mandatory royalty of 1% is payable at the exploitation stage and shared equally between the State and the municipality where the project is situated. The royalty is determined by an affidavit of the volume of the marketed product from mining operations and is based on the value of sale consigned in the national market or international exchange. On January 26, 2012, the administration and the Mining Industry Association agreed to general terms in a royalty agreement that resulted in the industry voluntarily paying higher royalties to the national and local governments. On April 16, 2013, the Company executed a voluntary royalty agreement (“Escobal Royalty Agreement”). Together with the 1997 Guatemalan mining law, the Escobal Royalty Agreement committed the Company to pay a 5% Net Smelter Return (“NSR”) royalty on the concentrates sold from Escobal Mine production. Under the Escobal Royalty Agreement 2% benefitted SRLF communities, 2% benefitted the Federal government and an additional voluntary 1% benefitted certain outlying municipalities in the Departments of Santa Rosa and Jalapa. The first royalty payment was made to participating municipalities and MEM on January 30, 2014.

On November 28, 2014, the Guatemalan government passed legislation, amending the 1997 mining law and increasing mandatory royalties to 10%. The new law was challenged in the Guatemalan Constitutional Court. On September 17, 2015, the Guatemalan Constitutional Court ruled that the 10% royalty was unconstitutional, which was confirmed on November 5, 2015 in a final and published clarification from the Court. The Company then reinstituted the 5% NSR royalty (1% mandatory, 4% voluntary) for 2015. In 2015, MSR entered into new voluntary royalty agreements with six municipalities near the mine. These agreements include provisions requiring the transparency of the payments made pursuant to the agreements.

Licenses and Permitting in Guatemala

Reconnaissance Licenses: A reconnaissance license is typically granted for a six-month term, and may be extended on request for an additional six months, or on application for an exploration license, until the grant of the exploration license. This license can cover an area from 500 to 3,000 km2 and gives the holder the exclusive right to identify and locate possible areas for exploration within the license’s boundaries. A holder of a reconnaissance license is obligated to begin field projects within 30 days after grant of the license, to give immediate notice to the regulators of discovery of minerals other than those described in the license, to file reports within three months after the completion of each period of reconnaissance, and to compensate third parties, such as surface rights holders, for damages or other adverse impacts caused by operations. An environmental mitigation study must be filed with MEM before undertaking reconnaissance activities. On application, a reconnaissance license may be converted to an exploration license.

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Exploration Licenses: An exploration license is typically granted for a three-year term and may be extended on request for two additional two-year terms, or on application for an exploitation license, until the grant of the exploitation license. With each extension, the surface area must be reduced by 50%; however, in certain cases this 50% reduction requirement can be modified and reduced. An exploration license covers an area of up to 100 km2 (the area may be greater than 100 km2 if deemed necessary for the mining project as demonstrated by a technical-economic study; however, such a decision would be at the discretion of MEM). An exploration license allows the holder the exclusive right to locate, study, analyze and evaluate the deposits that have been granted within the license’s boundaries. The licensee is obligated to begin field projects within 90 days after grant of the license, to give immediate notice to regulators of discovery of minerals different from those described in the license, to file reports within three months after the completion of the exploration year, and to compensate third parties for damages or other adverse impacts caused by operations. A mitigation study must be filed with MEM after the exploration license has been granted and is approved by MEM. In addition, an environmental assessment must be filed with the MARN for approval prior to undertaking exploration activities that require perforation, the use of machinery or any other substantial activity.

Exploitation Licenses: An exploitation license is typically granted for a 25-year term and may be extended, on request, for an additional 25-year term. An exploitation license legally is considered to be a real property title, of limited term, that may be recorded at the property registry and may be mortgaged for the exclusive purpose of obtaining financing for operations within the license of exploitation. Exploitation licenses cover an area not greater than 20 km2 (the area may be larger if deemed necessary for the mining project as demonstrated by a technical-economic study). An exploitation licensee has the exclusive right to develop the deposits that have been granted within the license’s boundaries. If minerals different from those authorized in the license are discovered, the licensee has the right to augment the license to include the new minerals.

To obtain an exploitation license, the applicant must prepare an environmental impact study for review and approval by MARN. Upon grant of an environmental approval, the applicant must also arrange for the issuance of a financial guarantee for environmental protection. Once an exploitation license is granted, the licensee must begin operations within 12 months after grant of the license, present a copy of the Commercial Patent (also referred to as a business license) within six months after grant of the license, file reports within three months after the end of each calendar year, and compensate third parties for potential damages and adverse impacts caused by operations.

Permitting: Other permits required in connection with exploitation activities include a municipal construction license, if a construction regulation exists in the municipality in which the exploitation is taking place, a forestry license, export credentials, explosives storage, use and transportation licenses, a substation and electric transmission permit and a license for the import and use of raw materials and chemicals. The licensee must also settle the mine’s closure plan and reclamation bond with MARN, and may be required to obtain surface rights for access, either by lease or purchase.

MINING IN PERU

Peru has rich deposits of copper, gold, silver, lead/zinc and natural gas and petroleum. It is a leader in the mining industry and one of the world’s largest producers of base and precious metals. Currently, it is the third largest producer of copper and zinc in the world. It is also a major producer of gold, silver and other minerals. Peru’s mining sector is thriving due to an abundance of rich natural resources, a strong mining culture and an attractive legal and tax regime.

In Peru, the General Mining Law allows mining companies to obtain clear and secure title to mining concessions. The surface land property is distinct from the natural resource. The government retains ownership of all subsurface land and mineral resources, but the titleholder of the concessions retains ownership of extracted mineral resources. Peruvian law requires that all operators of mining areas in Peru are required to have an agreement with the owners of the land surface above the mining rights or to establish an easement upon such surface for mining purposes. The same mining concession is valid for exploration and for exploitation.

Mining rights in Peru can be transferred by their private holders with no restrictions or requirements other than to register the transaction with the Public Mining Register. The sale of mineral products is also unrestricted, so there is no obligation to satisfy the internal market before exporting products.

Recently, Peru has enacted a new regime of environmental laws whereby the Ministry of Energy and Mines and the Environmental Ministry have issued regulations mandating environmental standard for the mining industry. Under these standards, new mining development and production requires mining companies to file and obtain approval for an Environmental Impact Study (“EIS”), which incorporates technical, environmental and social matters, before being authorized to commence operations.

The Environmental Evaluation and oversight Agency (“OEFA”) monitors environmental compliance. OEFA has the authority to carry out audits and levy fines on companies if they fail to comply with prescribed environmental standards. The following permits are generally needed for a project: Certificate for the Inexistence of Archaeological Remains (CIRA); Environmental Impact Assessment (EIA); Mine Closure Plan; Establishment of a financial guarantee for closure; Beneficiation Concession; Mining Transportation Concession; Permanent Power Concession; Water Usage Permits; Easements and Rights-of-way; District and Provincial Municipality Licenses and Construction and Operation Permits.

Annual Information Form for the Year Ended December 31, 2015	17

In 2015, Rio Alto paid base royalties of .93% on its operating profits, as well as a “Special Mining Tax” at a rate of .95%.

Licenses and Permitting in Peru

Certificate of Absence of Archaeological Remains (“CIRA”): This Certificate requires archaeological studies to determine that no archaeological remains are on the project site. A company must obtain a CIRA before beginning any construction project.

Construction Permit: This permit is required before any construction commences on a project, and includes approval of technical plans and drawings for the layout and construction of a mining site.

Beneficiation Concession Permit: Following the construction permit, this permit grants permission to conduct major processing activities, such as absorption, desorption and refining plant activities.

Mining Plan Permit: This permit allows the commencement of open pit mining and waste dump activities and is granted after the construction permit has been approved.

Mining Operations Certificate ("COM"): This permit process starts after obtaining both the beneficiation concession permit and the mining plan permit. It provides authorization for explosives, including the quantity of explosives required for operation.

Water Use License: The water use license is required for the use of water during operations and includes an assessment of availability of water for both construction and operations.

Water Discharge and Reuse Permits: These permits allow for water discharge and reuse of domestic and industrial water to be used during operations. Water discharge requires a favorable technical opinion from La Direccion General de Salud Ambiental (DIGESA) and then separate authorization by the National Water Authority.

Mine Closure Plan: The Mine Closure Plan is required to be approved for a project consistent with the Environmental Impact Assessment. It includes a closure plan budget and corresponding guarantees for rehabilitation of the land.

FOREIGN INVESTMENT

Applicable Guatemalan and Peruvian law guarantees equal treatment and enjoyment of constitutional rights to foreign and local investors in certain areas including, but not limited to, private property, expropriation and importing. Foreign investors are permitted to participate in any legal economic activity, including provision of capital to companies incorporated in Guatemala and Peru and repatriation of capital out of Guatemala and Peru.

TAXATION

Income Tax

Income tax must be paid on income generated in Guatemala and may be paid either under the Regime on profits or the optional regime. After tax legislation was passed in early 2012, the Regime on Profits was changed from a rate of 31% of net income (total income less exempt income less deductible costs and expenses) paid quarterly and liquidated on an annual basis. The new regime went into effect January 1, 2013. The rate was 28% in 2014 and was 25% in 2015 and thereafter. The optional regime rate was 6% of taxable income (total income less exempt income) paid monthly which increased to 7% in 2014 and thereafter. Corporations must adopt one of the two regimes and commit to a regime each December. After assessing the individual impact of each regime on earnings attributable to common shareholders, we adopted the optional regime for 2014 and 2015. Failure to make income tax payments results in a penalty of 100% of the unpaid tax, plus interest.

Companies incorporated in Peru are subject to income tax on their worldwide taxable income, while foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only. The corporate income tax was reduced from 30% in 2014 to 28% in 2015 and 2016. The rate will progressively reduce to 27% for years 2017 and 2018 and then to 26% from 2019 and after, as part of a broader initiative to reinvigorate Peru’s economy. In general terms, mining companies in Peru are subject to the general corporate income tax regime. If the taxpayer has elected to sign a Stability Agreement, an additional 2% premium is applied on the regular corporate income tax rate. We have not signed a Stability Agreement. Also, 50% of income tax paid by a mine to the Central Government is remitted as “Canon,” by the Central Government back to the regional and local authorities of the area where the mine is located.

Dividends

In Guatemala, starting January 1, 2013, dividend payments have a tax rate of 5%. All dividend payments are subject to tax, notwithstanding the shareholder’s nationality. A 3% stamp tax is payable on dividends, civil and mercantile contracts and cash payments unless the Company’s operations are subject to the payment of a Value Added Tax of 12% (which is applicable to sales of goods and services, as well as imports and land). If dividends are paid through the delivery of a coupon, the payment may be exempt of stamp tax. The holder of an export license may import, free from tariff and import duties, machinery, equipment, parts, accessories, materials and explosives that will be used in the production of the items to be exported (Decree 2989).

18	Tahoe Resources Inc.

In Peru, the dividend tax rate of 6.8% is imposed on distributions of profits to non-residents and domiciled individuals by resident companies and by branches, permanent establishments and agencies of foreign companies. The expectation is that the rate will increase to 8% in 2017 and reach 9.3% by 2019.

Other Taxes

Effective January 1, 2009, corporations and enterprises domiciled in Guatemala must pay on a quarterly basis, the Impuesto de Solidaridad, (“ISO”) included in Decree 73-2008. The ISO amount is calculated at the rate of 1% of the greater of (i) the amount resulting after subtracting from total assets, the fiscal credits (resolved through resolution), reserve for doubtful accounts, accumulated depreciation and amortization for the last fiscal year, and (ii) gross income for the last fiscal year. The ISO may be taken as a credit against the income tax to be paid by the corporation. Taxpayers operating under the optional regime are ISO exempt.

The Special Mining Tax (“SMT”) is a tax imposed in parallel with the Modified Mining Royalty described below. The SMT is applied on operating mining income based on a sliding scale, with progressive marginal rates ranging from 2% to 8.40% . The tax liability arises and becomes payable on a quarterly basis. The SMT applies on the operating profit derived from sales of metallic mineral resources, regardless of whether the mineral producer owns or leases the mining concession.

Royalties

Up to December 31, 2014, the Company paid a 5% NSR royalty (1% mandatory, 4% voluntary) on the concentrates sold from the Escobal Mine production. Effective January 1, 2015, the royalty increased to a 10% NSR. See “Description of Our Business – Doing Business in Guatemala – Mining” for details on the updated royalty rates effective January 1, 2015, as set out in the updated Guatemalan mining law. On September 17, 2015, the Guatemalan Constitutional Court ruled that the 10% royalty was unconstitutional, which was confirmed on November 5, 2015 in a final and published clarification from the Court. The Company paid 5% NSR royalty (1% mandatory, 4% voluntary) throughout 2015.

In 2004, Peru implemented a mining royalty that required holders of mining concessions to pay between 1% and 3% of the commercial value of sales, based on a three step sliding scale, to the Peruvian government, for the exploitation of metallic and non-metallic mineral resources. This regime was replaced by the Modified Mining Royalty (“MMR”). The MMR applies on all companies’ operating income. The MMR is payable on a quarterly basis with marginal rates ranging from 1% to 12%. An “operating income” to “mining operating revenue” measure is calculated each quarter and, depending on operating margin, the royalty rate increases as the operating margin increases. The new system is designed to provide both a minimum royalty and an additional amount based on the profitability of each project. The company must always pay at least the minimum royalty rate of 1% of sales, regardless of its profitability.

POWER LINE AT ESCOBAL

The Company installed contractor supplied diesel-fired generator power which is sufficient to operate the project in excess of the 4500 tpd design rate. The Company continues to assess alternative power strategies to reduce power costs.

RISK FACTORS RELATING TO OUR BUSINESS

Our operations are subject to the normal risks associated with mineral exploration, development and production. The continued commercial success of the Escobal and La Arena Mines, the continued development of the Shahuindo Mine, and the acquisition of additional mineral interests will be subject to numerous factors beyond our control. Certain of these risk factors are discussed below.

Dependence on the Escobal and La Arena Mines

The Escobal and La Arena Mines are currently the Company’s sole commercial production Mines, while the Shahuindo Mine is expected to be in commercial production in the second quarter of 2016. As a result, any adverse development affecting the Escobal, La Arena or Shahuindo Mines could have a material adverse effect upon the Company and would materially and adversely affect the potential production of Mineral Reserves, profitability, financial performance and results of operations of the Company. Ongoing operation of the Escobal and La Arena Mines and getting the Shahuindo Mine into commercial production depends upon Tahoe’s ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The long-term commercial viability of the Escobal, La Arena and Shahuindo Mines is also dependent upon a number of factors, some of which relate to the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Failure to do so will have a material adverse impact on our operations and potential future profitability.

Operations in Guatemala and Peru

The Escobal Mine is located in Guatemala and La Arena and Shahuindo are located in Peru. Guatemala and Peru have a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. An internal political conflict began in Peru in 1980 between the government of Peru and armed members of an organization known as the Shining Path. On April 5, 1992, Alberto Fujimori dissolved the Congress of Peru and abolished the Constitution, initiating the Peruvian Constitutional Crisis of 1992. Fujimori resigned as President in 2000 and the conflict quieted soon thereafter. However, renewed political unrest or a political crisis in Guatemala or Peru could adversely affect our business and results of operations.

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Guatemala and Peru suffer from social problems such as a high crime rate and uncertain land tenure for many indigenous people, which could adversely affect the Escobal, La Arena and Shahuindo Mines. Such adverse effects could result from the efforts of third parties to manipulate local populations into encroaching on the mine lands, challenging the boundaries of such land, impeding mine activities through roadblocks or other public protests or attacks against mine assets or personnel.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, extortion, expropriation or nationalization without adequate compensation, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, surface rights, mines and mining operations, and difficulty obtaining key equipment and components for equipment.

Obtaining and Renewing Licenses and Permits

In the ordinary course of business, we will be required to obtain and renew governmental licenses or permits for the operation and expansion of the Escobal and La Arena Mines or for the development, construction and commencement of commercial production at Shahuindo and other potential projects, such as El Alizar or the Sulfide Project. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on our part. The duration and success of our efforts to obtain and renew licenses or permits are contingent upon many variables not within our control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected refusals of required licenses or permits or delays or costs associated with the licensing or permitting process could prevent or delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Operating Cash Flow

Failure to achieve anticipated production levels would have a material adverse impact on the Company’s cash flow and future profitability. Our failure to achieve profitability and positive operating cash flows could have a material adverse effect on our financial condition and results of operations.

Metal Price Fluctuations

The majority of our revenue is derived from the sale of silver and gold, and to a lesser degree, lead and zinc. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect our future operations and potential profitability. The price of silver, gold and other metals are affected by numerous factors beyond our control, including levels of supply and demand, global or regional consumptive patterns, sales by government holders, metal stock levels maintained by producers and others, increased production due to new mine developments and improved mining and production methods, speculative activities related to the sale of metals, availability and costs of metal substitutes, international economic and political conditions, interest rates, currency values and inflation. Declining market prices for these metals could materially adversely affect our future operations and profitability.

Indebtedness

As of March 9, 2016, the Company has not drawn on its US$150 million revolving credit facility which currently has a term of August 2017. The Company has an aggregate consolidated indebtedness of approximately $50 million on capital lease and other obligations. As a result of this indebtedness, the Corporation is required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled principal payments, pay interest on or refinance its indebtedness depends on the Company’s future performance, which is subject to economic, financial, competitive and other factors beyond its control. Unexpected delays in production or other operational problems could impact our ability to service the debt and make necessary capital expenditures when the debt becomes due. If the Company is unable to generate such cash flow to timely repay the debt, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Company’s credit requires it to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. Although at present these covenants do not restrict the Company’s ability to conduct its business as presently conducted, there are no assurances that in future the Company will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the credit facility and would allow the lender to accelerate the debt.

20	Tahoe Resources Inc.

Financing Requirements

Any changes to our current projections or any new development activity, whether at the Escobal, La Arena or Shahuindo Mines or elsewhere, may require substantial additional capital. When such additional capital is required, we will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favourable to us and might involve substantial dilution to existing shareholders. We may not be successful in locating suitable financing transactions in the time period required or at all, may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations. Any future issuance of Shares to raise required capital will likely be dilutive to shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. We may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the silver and gold industry in particular), our status as an enterprise with a limited production history, the location of the Escobal Mine in Guatemala and the La Arena and Shahuindo Mines in Peru, and the price of silver, gold, lead and zinc on the commodities markets (which will impact the amount of asset-based financing available) and/or the loss of key management personnel. Further, if the price of silver, gold and other metals on the commodities markets decreases, then revenues from the Escobal, La Arena and Shahuindo Mines will likely decrease and such decreased revenues may increase the requirements for capital. Failure to obtain necessary capital on reasonable terms may materially adversely affect our future operations and profitability.

Licenses and Title to Assets

The validity of the licenses related to the Escobal, La Arena and Shahuindo Mines can be uncertain and may be contested. There is no assurance that applicable governmental bodies will not revoke or significantly alter the conditions of applicable licenses that are required by the Escobal, La Arena and Shahuindo Mines. Changes to Guatemalan or Peruvian laws, including new mining legislation or adverse court rulings, could materially and adversely impact our rights to exploration and exploitation licenses necessary for the Escobal, La Arena and Shahuindo Mines. See “Description of Our Business – Doing Business in Guatemala and Peru” and “–Risks Relating to Our Business – Operations in Guatemala and Peru”.

There is no guarantee that title to the Escobal, La Arena or Shahuindo Mines or surface rights will not be challenged or impugned. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims or undetected title defects.

In Guatemala and Peru, legal rights applicable to exploration and exploitation licenses are different and separate from legal rights applicable to surface lands. Accordingly, title holders of licenses must reach agreement with surface land owners on adequate remuneration to compensate for mining activities on their land. Not all surface rights are registered interests such that there may be doubt concerning the ownership of surface rights and the validity of agreements related to surface rights.

Governmental Laws and Regulations

Our operations, exploration and development activities are subject to the laws and regulations of Guatemala and Peru that govern various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labour standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and planned operations at the Escobal, La Arena and Shahuindo Mines. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of our operations, or possibly even those actions of parties from whom we acquired our mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that may be imposed on us. We have competent and well-trained individuals and consultants to assist us with compliance with such laws and regulations, however, even with the application of considerable skill we may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local, foreign or governmental parties as joint venture partners with carried or other interests and other material negative impacts on us.

Illegal Miners

Illegal mining activities have occurred at many mining sites throughout Peru, including in and around Shahuindo. In August of 2015, the Peruvian government removed illegal miners from La Chica, an area controlled and owned by the Company at Shahuindo. The removal occurred without incident and we are conducting baseline studies of the area to assess environmental impacts form the illegal mining activity. However, if illegal miners return to La Chilca or become established in a new location on the Company’s property, such illegal mining activities may have an adverse effect on the Company’s operations or exploration activities.

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Operating Hazards, Risks and Insurance

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property, and punitive awards in connection with those claims and other liabilities.

It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Liabilities that we incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event we could incur significant costs that could adversely impact our business, operations, potential profitability or value. Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage our interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to us. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort we might undertake and legal claims for errors or mistakes by our personnel. The Company uses a wholly owned captive insurance program to insure risks of certain subsidiaries and related companies.

Mine Concentrate Transportation and Marketing Risk

Gold doré produced at La Arena Mine, and concentrates containing combinations of silver, gold, lead and zinc produced at the Escobal Mine, are loaded onto highway road vehicles for transport to sea ports for export to foreign smelters and/or refiners in markets such as Asia, Europe and North America. This type of process involves a high level of environmental and financial risk. The Company could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such concentrate is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. The Company could be subject to limited smelter or refinery availability and capacity and could also face the risk of a potential interruption of business from a third party beyond its control, which in both cases could have a material adverse effect on the Company’s operations and revenues. There is no assurance that smelting, refining or transportation contracts for the Mines’ products will be entered into and/or renewed on acceptable terms.

Environmental Hazards

All phases of our operations with respect to the Escobal, La Arena and Shahuindo Mines are, and will continue to be, subject to environmental regulation in Guatemala and Peru. Environmental legislation in Guatemala and Peru involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact our operations and future potential profitability. In addition, environmental hazards which are currently unknown may exist on the Escobal, La Arena and Shahuindo Mines. We may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on our operations and future potential profitability.

Reclamation Obligations

Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are, and will continue to be, subject to such requirements for our activities on the Escobal, La Arena and Shahuindo Mines. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on our financial resources.

Mineral Resource and Reserve Calculations Are Only Estimates

Any figures presented by us for Mineral Resources and Mineral Reserves in this AIF will only be estimates. There is a degree of uncertainty attributable to the estimation of Mineral Resources and Mineral Reserves. Until Mineral Resources or Mineral Reserves are actually mined and processed, the quantity of metal and grades must be considered estimates only and no assurances can be given that the predicted levels of metals will be produced. The estimating of Mineral Resources and Mineral Reserves includes a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While we believe that the Mineral Resource and Mineral Reserve estimates included in this AIF for the Escobal, La Arena and Shahuindo Mines are well established and reflect management’s best estimates, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate.

22	Tahoe Resources Inc.

Estimated Mineral Resources or Mineral Reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource or reserve estimates. The extent to which resources may be reclassified as Proven or Probable Mineral Reserves depends upon the demonstration of their profitable recovery, among other criteria. Proven and Probable Mineral Reserves may not be profitable in the future due to market price fluctuations, increased production costs, reduced recovery rates, or other factors. A reduction in reserves could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. If adequate infrastructure becomes unavailable in the future there can be no assurance that operations will achieve the anticipated production volume; or that the anticipated ongoing operating costs to operate the Escobal, La Arena and Shahuindo Mines will not be higher than anticipated. Furthermore, unusual or infrequent weather phenomena, sabotage, government neglect or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations and profitability.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to our success. We are dependent on the services of key executives and other highly skilled personnel focused on managing our interests. The number of persons skilled in the acquisition, development, and operation of mining properties is limited and competition for such persons is intense. As our business activity grows, we will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that we will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Adverse General Economic Conditions

Unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically, the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity, the volatility of silver, gold, lead and zinc prices would impact our revenues, profits, losses and cash flow, continued recessionary pressures could adversely impact demand for our production, volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs and the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.

Competition for New Properties

An element of our business strategy is to make selected acquisitions. We expect to continue to evaluate acquisition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. There is a limited supply of desirable mineral lands available in areas where we would consider conducting exploration or development activities. Because we face strong competition for new properties from other mining companies, some of which have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact our ability to acquire and develop suitable mining properties, development projects, producing companies or properties having significant exploration potential. As a result, there is no assurance that we will be able to acquire additional mining properties.

The success of any acquisition that we make will depend upon our ability to effectively manage the operations of entities we acquire and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that we will be able to successfully manage the operations of businesses we acquire or that we achieve the anticipated benefits of our acquisitions.

Shortages of Critical Parts, Equipment and Skilled Labour

Our ability to acquire critical resources such as input commodities, drilling equipment, tires and skilled labour due to increased worldwide demand, may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and development schedules.

Annual Information Form for the Year Ended December 31, 2015	23

Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening of the US dollar against the Guatemalan quetzal or the Peruvian sol could have a significant effect on our results of operations. We may from time to time engage in foreign currency trading activities in order to minimize these effects on our operating results.

Developments Regarding Indigenous Peoples

To the best of our knowledge, although indigenous people may have inhabited the area of our Mines at one time, there are no indigenous populations currently living in the immediate area of the Escobal, La Arena or Shahuindo Mine sites. In 2015, MSR engaged with indigenous communities in Guatemala that expressed an interest in the Escobal Mine and during the year, more than 130 indigenous community members visited the Escobal Mine. In addition, indigenous peoples have participated in our Guatemalan avocado and coffee rust prevention programs and received donations of agricultural supplies and musical instruments through its social investment program. The Company also attended workshops with the Guatemalan government and other private sector organizations to promote the elimination of all forms of racial discrimination against indigenous groups.

Community Action

In recent years, certain communities of both indigenous people and others, and non-governmental organizations (“NGOs”) in Guatemala and Peru have been vocal and negative with respect to mining activities in the respective countries. These communities and NGOs have taken such actions as road closures, work stoppages and initiating lawsuits for damages. These actions relate not only to current activities but often in respect to decades-old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a material adverse effect on our operations at the Escobal, La Arena and Shahuindo Mines and on the Company’s financial position, cash flow and results of operations.

Claims and Legal Proceedings

We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees. These matters may give rise to legal uncertainties or have unfavourable results. We will carry liability insurance coverage and mitigate risks that can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact our financial position, cash flow and results of operations.

Conflicts of Interest

Certain of our directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Company-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Company’s Code of Business Conduct, in the BCA and other applicable laws.

RISK FACTORS RELATING TO OUR SHARES

Market Price of Shares and Volatility

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to a companies’ financial performance or prospects. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of our Shares is also likely to be significantly affected by short-term changes in silver, gold or other mineral prices or in our financial condition or results of operations. Other market-related factors unrelated to our performance that may affect the price of the Shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow the Company; lessening in trading volume and general market interest in the Shares may affect an investor’s ability to trade significant numbers of Shares; the size of our public float may limit the ability of some institutions to invest in Shares; and a substantial decline in the price of the Shares that persists for a significant period of time could cause the Shares, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The market price of the Shares is affected by many other variables which are not directly related to our success and are, therefore, not within our control. These include other developments that affect the market for all resource sector securities, the breadth of the public market for our Shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Shares is expected to make the Share price volatile in the future, which may result in losses to investors.

Dilution

Future sales or issuances of equity securities could decrease the value of the Shares, dilute shareholders’ voting power and reduce future potential earnings per Share.

24	Tahoe Resources Inc.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Shares) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per Share.

Dividends

The Company’s policy and payment of cash dividends will be reviewed periodically by our Board and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors (see “Dividends and Distributions”).

THE ESCOBAL MINE

RECENT ACTIVITIES AT THE ESCOBAL MINE

The Company achieved commercial production at the Escobal Mine on January 14, 2014 and in 2014 processed a total of 1.25 million tonnes of ore with average feed grades of 585 g/t Ag, 0.42 g/t Au, 0.93% Pb, and 1.43% Zn; recovering 20.3 million ounces of silver, 10,893 ounces of gold, 10,359 tonnes of lead, and 13,394 tonnes of zinc in concentrate. Metal recoveries into each of the lead and zinc concentrates met or exceeded expectations. In 2015, the Escobal Mine concluded its second year of commercial operations with record production of 20.4 million ounces (moz) of silver contained in concentrates, within Company guidance of 18 to 21 moz of silver. In 2015, the Escobal Mine processed a total of 1.51 million tonnes of ore with average feed grades of 487 g/t Ag, 0.39 g/t Au, 0.50% Pb, and 0.86% Zn. In addition to recovering 20.4 million ounces of silver, the Escobal Mine also recovered 11,749 ounces of gold, 10,193 tonnes of lead, and 14,589 tonnes of zinc in concentrate.

The Escobal Mine and processing facilities are producing up to 4500 tpd. Mill throughput in 2015 averaged 4,133 tpd, including the first quarter ramp-up period. Now that the Escobal Mine has reached operational design parameters, the Company is focused on optimizing mining and processing procedures.

At January 1, 2016, Measured and Indicated Mineral Resources for the Escobal Mine include 389.5 million ounces of silver at an average grade of 332 g/t. Proven and Probable Mineral Reserves include 310.4 million ounces of silver at an average grade of 332 g/t. Mineral Resources and Mineral Reserves were updated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves reported in the November 2014 Escobal Feasibility Study.

The Company achieved the planned production expansion from the original 3500 tpd rate to 4500 tpd in the third quarter of 2015. Equipment purchases and mill upgrades to support the increased production rate, including the installation and commissioning of a fourth tailing filter, were completed in the second quarter. A second primary surface ventilation fan was installed and commissioned in the third quarter. Construction of the new paste backfill plant was essentially completed in the third quarter, though the Company decided to defer the final commissioning and start-up of the plant to the first quarter of 2016 to insure no negative impact to 2015 production goals. Capital costs related to the expansion were within the 2015 guidance the Company released on January 20, 2015 and available on www.sedar.com and on the Company’s website.

For a discussion on the recent rulings by the Constitutional Court in Guatemala regarding royalties, see “Description of Our Business –Doing Business in Guatemala and Peru –Taxation --Royalties”.

The Company employed 889 people in Guatemala at the end of 2015, excluding expatriate staff and contractors.

PROJECT SETTING, LOCATION, ACCESS AND INFRASTRUCTURE

The Escobal Mine is located in southeast Guatemala, approximately 40 km east-southeast of Guatemala City and 2 km east of the town of San Rafael Los Flores (“SRLF”) in the Department of Santa Rosa. SRLF has a population of over 3,000 people and is 70 km from Guatemala City by paved road. Access to the area is also possible from the northeast on a paved highway via the town of Mataquescuintla. The majority of the workforce is derived from communities within Santa Rosa department and elsewhere in Guatemala, with a small expatriate contingency.

The local climate consists of two major seasons; a “rainy” season between May and November and a “dry” season between November and May. Annual precipitation averages 1,689 millimetres. Average temperatures vary between 14°C and 33°C. Mining activities are expected to be able to be conducted year-round.

The project area lies within mountainous terrain interspersed with rolling hills and valleys. Elevations range from 1,300 metres in the valley on the west end of the Escobal vein to 1,800 metres in the drilled east extension. The high mountain range of Montana Soledad Grande north and east of the Escobal Mine rises to an elevation of 2,600 metres. Vegetation is characterized by natural mountain forest species that consist of oak, pine and cypress tree varieties and lower strata scrub-brush species.

There is a high voltage electrical line that extends to the town of SRLF, which has potential to be upgraded to handle the anticipated load requirements for the Escobal Mine. The Company’s long-term expectation is that electrical power may be provided to the project from Guatemala’s existing national grid by means of connecting to the existing SRLF substation at a voltage level of 69 kilovolts, and constructing a new 7 km 69kv line to site. The Company continues to evaluate alternative sources of power for the Escobal Mine including recommencement of the power line work.

Annual Information Form for the Year Ended December 31, 2015	25

Communication facilities at the mine site include telephone and internet services. Water wells within the Escobal Mine area provide sufficient water for mining and processing activities without impacting local residents or communities. Potable water is brought to the mine from outside sources as needed. The Company owns sufficient land to accommodate the tailing facility, waste rock storage, process plant facilities, underground access and ancillary surface facilities for the operation.

HISTORY

The Escobal property dates back to 1996 when Entre Mares, the Guatemalan subsidiary of Goldcorp, prospected in the area and identified high-grade gold values associated with surface quartz veins in the western portion of the Escobal vein. In 2006, Entre Mares initiated regional exploration in the area, partially based on verifying geochemical anomalies in its database. In late 2006, significant silver and gold grades were detected from surface sampling along an extensive alteration zone developed over the Escobal vein. An exploration license was applied for in October 2006 and was granted in March 2007. Entre Mares commenced exploration drilling on the Escobal property in May 2007.

In early 2010, Goldcorp reported a Measured and Indicated Mineral Resource estimate for the Escobal property of 6.97 million tonnes at 0.63 g/t Au and 580.3 g/t Ag and an Inferred Mineral Resource of 13.15 million tonnes at 0.53 g/t Au and 443.4 g/t Ag. Goldcorp did not release a technical report to support the Mineral Resource declaration at that time.

Four NI 43-101 Technical Reports have been completed on the Escobal property or mine as follows:

•	AMEC Americas Ltd. in April 2010;
•	M3 Engineering & Technology Corporation (“M3”) in November 2010;
•	M3 in May 2012 (reissued July 2013); and
•	M3 in November 2014.

The technical report entitled “Escobal Mine Guatemala NI 43-101 Feasibility Study” and dated November 5, 2014 forms the basis of Tahoe’s operational plans for the Escobal Mine as discussed herein. All scientific and technical information in this AIF relating to updates to the Escobal Mine disclosure since the date of Escobal Feasibility Study has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

2014 ESCOBAL FEASIBILITY STUDY

The Company engaged M3, an independent mining and engineering consulting firm, of Tucson, Arizona to supervise the preparation of the Escobal Feasibility Study issued on November 5, 2014, which is available for viewing on SEDAR under our profile and on our website at www.tahoeresourcesinc.com. The Escobal Feasibility Study contained an updated Mineral Resource estimate, the Company’s initial Mineral Reserve statement and an economic analysis demonstrating the viability of the Escobal Mine at the proposed 4500 tpd production rate. The effective date of the Escobal Feasibility Study is November 5, 2014; the effective date of the Mineral Resource estimate is January 23, 2014; and the effective date of the Mineral Reserve estimate is July 1, 2014. Mineral Resources and Mineral Reserves have been updated as of January 1, 2016.

The Qualified Person and principal author of the Escobal Feasibility Study is Conrad Huss, P.E., of M3. All M3 personnel who contributed to the study were supervised by Mr. Huss. The Qualified Person responsible for the review of the civil and environmental aspects of the Escobal Mine is Daniel Roth, P.E., of M3. The Qualified Person responsible for the review of the metallurgical testing, process flow sheets, and process plant at the Escobal Mine is Thomas L. Drielick, P.E., of M3. The Qualified Person responsible for the review of the tailings and waste rock facility at the Escobal Mine is Jack Caldwell, P.E., of Robertson GeoConsultants Inc. of Vancouver, British Columbia, an independent engineering consulting firm. The Qualified Person responsible for the review of the geology, drilling, sampling methodology, sample preparation and analysis, data verification, and for preparing the Mineral Resource estimate for the Escobal Mine, is Paul Tietz, C.P.G., of Mine Development Associates (“MDA”) of Reno, Nevada, an independent mining consulting firm. The Qualified Person responsible for the Mineral Reserve estimate and review of mining methods, mine infrastructure, and production scheduling is Matthew Blattman, P.E. of Blattman Brothers Consulting, LLC of Cypress, Texas, an independent mining consulting firm.

MINERAL TENURE, SURFACE RIGHTS, AND ROYALTIES

Mineral Tenure

The Escobal Mine is 100% owned by the Company through its wholly-owned subsidiary Minera San Rafael, S.A (“MSR”), and currently comprises two mineral licenses covering approximately 79.9 km² on the Escobal vein and surrounding area. These include the Escobal exploitation license covering 20 km² and the Juan Bosco exploration license covering 59.9 km². In addition, there are a number of applications for reconnaissance and exploration licenses contiguous with the Escobal Mine. The granting of these license applications is still pending.

Exploration licenses in Guatemala are granted for an initial period of three years which can be extended for two additional periods for two years each, for a total holding period of seven years. According to Guatemala law, after 2014, no additional extensions will be permitted and an exploitation license application must be made. Prior to the application for an exploitation license, a pre-feasibility study, mine plan and environmental impact assessment must be completed.

The Oasis, Lucero and Andres exploration licences were granted to Entre Mares on March 26, 2007, August 21, 2007 and December 17, 2007, respectively, and were transferred to Minera San Rafael as part of the Escobal Acquisition in 2010. On July 8, 2011, an application was submitted to MEM for the Escobal exploitation concession, covering 20.0 km2 of area over the Escobal vein designated for mine development in the original Oasis exploration concession. On October 21, 2011, MARN notified the Company that it had approved the Exploitation EIS and on April 3, 2014, MEM approved the Escobal exploitation concession for a period of 25 years. Upon filing of the Escobal exploitation concession application, three new exploration concessions (Oasis I, II, III) were requested to occupy the area liberated through elimination of the original Oasis concession. Similarly, new exploration concessions were requested over areas covered by the Andres (Andres I and II) on May 12, 2014 and Lucero (Lucero I and Lucerito) on August 8, 2014, after completion of the original seven year holding period on these concession areas.

26	Tahoe Resources Inc.

In addition to the granted exploration and exploitation licenses, applications for the Soledad and El Silencio reconnaissance licenses were submitted to MEM in 2006 and 2010, respectively. The granting of these license applications is still pending.

In an attempt to encourage revision of the mining law that had been proposed in 2012, Guatemala President Otto Perez Molina asked Congress in July to approve a two-year temporary moratorium on the granting of new mining and exploration licenses. Congress has taken no action on the proposal. The Company’s existing licenses, including the Escobal exploitation license, have not been affected by the President’s request.

The following table shows concession type, size and application/grant/expiry dates for all MSR concessions:

Concession Name and License No.	Type	Area (km2)	Application Date	Approval Date	1st Extension Approved
SOLEDAD SR-03-06	Recon.	802.5	12/6/2006	pending
EL OLIVO SEXR-029-07	Exploration	36.0	5/18/2007	pending
JUAN BOSCO SEXR-089-08	Exploration	59.9	11/12/2008	5/9/2012
PUENTE QUEBRADO SEXR-049-09	Exploration	3.0	10/9/2009	pending
MELISSA SEXR-050-09	Exploration	3.0	10/9/2009	pending
VALENCIA SEXR-050-10	Exploration	7.0	8/23/2010	pending
GRANADA SEXR-054-10	Exploration	5.0	10/6/2010	pending
CRISTINA SEXR-055-10	Exploration	52.5	10/6/2010	pending
EL SILENCIO SR-06-10	Recon.	1,098.1	11/4/2010	pending

Annual Information Form for the Year Ended December 31, 2015	27

Concession Name and License No.	Type	Area 2 (km )	Application Date	Approval Date	1st Extension Approved
CIPRESES SEXR-048-09	Exploration	3.0	10/09/2009	pending
PAJAL SEXR-058-11	Exploration	66.0	5/4/2011	pending
ESCOBAL LEXT-015-11	Exploitation	20.0	7/8/2011	04/03/2013
EL DURAZNO SEXR-104-11	Exploration	48.8	7/29/2011	pending
PAJARITA SEXR-104-11	Exploration	57.0	7/29/2011	pending
TERESA SEXR-109-11	Exploration	68.5	8/17/2011	pending
OASIS I SEXR-117-11	Exploration	12.8	8/31/2011	pending
OASIS II SEXR-118-11	Exploration	7.0	8/31/2011	pending
OASIS III SEXR-119-11	Exploration	0.2	8/31/2011	pending
LUCERO I SEXR-031-14	Exploration	30.88	8/8/2014	pending
LUCERITO SEXR-032-14	Exploration	15.03	8/8/2014	pending
ANDRES I SEXR-050-14	Exploration	32.00	12/5/2014	pending
ANDRES II SEXR-049-14	Exploration	12.00	12/5/2014	pending

Yearly payments are made to MEM for each concession based on concession size and a graduating “concession age” factor. For exploration concessions the current holding cost amounts to approximately $400 to $1,200 per km2. For exploitation concessions a fixed cost of approximately $1,500 is charged per km2. Required payments are current for all concessions held by the Company.

There are no defined work requirements to keep an exploration concession valid, although exploration activity (sampling, mapping, etc.) must to be conducted and results filed with the MEM on an annual basis. The Company has filed exploration activity reports with MEM for all exploration and exploitation concessions each year as required.

Surface Rights

In Guatemala, the surface rights are independent of mining rights and must be negotiated separately. There is no allowance for expropriation in Guatemala. Approximately 281 hectares of surface rights have been acquired or are under contract by the Company. These surface rights are sufficient to provide for our operations at the Escobal Mine, including areas for tailings disposal, waste rock disposal, processing plant, and ancillary surface facilities.

Royalty

For a discussion on the recent rulings by the Constitutional Court in Guatemala regarding royalties, see “Description of Our Business – Doing Business in Guatemala and Peru – Taxation – Royalties”.

PERMITS

Operations at the Escobal Mine are conducted under permits and licenses issued by MEM and MARN. All required permits for surface and underground activities are in place. The environmental approvals and requirements for the Escobal Mine from MARN are specified in Resolution 3061-2011/DIGARN/ECM/beor, dated October 19, 2011. Exploitation activities are authorized by MEM through exploitation license LEXT 015-11, dated April 3, 2013. The export of concentrates from the Escobal Mine is licensed through MEM, with annual renewal requirements. The Company’s export license (EXPORT 41-15) is current and valid.

ENVIRONMENT

We have implemented a comprehensive Environmental Impact Management Program developed specifically for the conditions at Escobal, which addresses operating, reporting, and mitigation procedures for surface and underground operations. Based on our due diligence in respect of the Escobal Acquisition, our completed and approved Exploitation EIS and our activities at the Escobal Mine since that time, we have identified and, where applicable, mitigated potential material environmental liabilities through our Environmental Impact Management Program.

Our environmental management mandate is to meet or exceed North American standards, practices and regulations. No impacted materials are directly discharged from the site. Impacted water is treated when necessary to meet or exceed Guatemalan and industry standards prior to being released into the environment. Our Environmental Impact Management Program for the Escobal project commenced in 2011 and includes the following:

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•	Filtered and dry stacked tailings;
•	Lined storm water and waste water facilities;
•	A concurrent reclamation program;
•	Process water recovery and recycling;
•	Process/contact water treatment systems;
•	Surface and groundwater monitoring programs; and
•	Underground paste backfill.

The Company estimates the present value of asset retirement obligations at $2.6 million to reclaim the Escobal Mine at the end of the mine life. As at December 31, 2015, we had recorded the full amount of this reclamation liability.

GEOLOGY AND MINERALIZATION

The geological setting of Guatemala is comprised of two tectonic terrains juxtaposed across a major tectonic plate boundary. The northern half of Guatemala is on the North American plate, and the southern half is on the Caribbean plate with three major east-west trending faults forming the collision boundary. The Escobal Mine is on the Caribbean plate, south of the faults. The area is characterized by a series of volcanic units derived from multiple eruptive events. The Escobal deposit is an intermediate-sulfidation fault-related vein formed within Tertiary sedimentary and volcanic rocks within the Caribbean plate. The Escobal vein system hosts silver, gold, lead and zinc, with an associated epithermal suite of elements, within quartz and quartz-carbonate veins. Quartz veins and stockwork up to 50 metres wide, with up to 10% sulfides, form at the core of the Escobal deposit and grade outward through silicification, quartz-sericite, argillic and propylitic alteration zones.

Drilling to date has identified continuous precious and base metal mineralization over a 2,400 metre lateral distance and 1,200 metre vertical range in three zones which comprise the Escobal vein system; the East, West and Central zones. The vein system is oriented generally east-west, with variable dips. The East zone dips to the south from 60° to 75° and steepens to near-vertical at depth. The majority of the mineralized structure(s) in the West zone dips from 60° to 70° to the north, steepens to near-vertical and then again dips towards the north at depth. The upper eastern portion of the Central zone dips 60° to 70° to the south as in the East Zone, and changes to vertical or north dip at depth.

Drilling at the Escobal property was conducted by Entre Mares (Goldcorp) from 2007 up to the time of our acquisition of the Escobal property and the Company has continued drilling since that time. Drilling has been carried out from the surface and from underground using a combination of contracted and company-owned drills. All vein intercepts were drilled by diamond drill (core) methods, with the majority of mineralized intercepts drilled with NTW-size drill core.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

The drill core from the Escobal Mine is photographed, logged for geologic and geotechnical properties and sampled at the project site. Geologists determine sample intervals based on geologic and/or mineralogic changes. The drill core is generally sampled at 1.0 -meter to 1.5 -metre lengths though sample intervals can be defined from less than one metre in zones of discreet mineralization to over three metres in weakly mineralized or altered areas. Once the sample intervals are determined, the core is marked and tagged in wood core boxes.

Exploration core samples selected for analysis are cut lengthwise using mechanized diamond saws. One-half of the core is placed in a plastic sample bag with a sample tag while the remaining half core is replaced in the core box for future reference. The samples are then taken to SRLF where they are stored in Minera San Rafael’s secured office/warehouse facility until they are picked up by Inspectorate, an independent commercial laboratory. Inspectorate operates a sample preparation facility in Guatemala City and couriers the sample pulps to their facility in Reno, Nevada USA for analysis. Inspectorate holds sample pulps in secured storage in Guatemala City.

Underground definition drill core is normally sampled in its entirety, with the samples placed in plastic bags with sample tags. Samples are stored in a secure location at the Escobal Mine site until they are either picked up by, or delivered to, Inspectorate. Inspectorate holds sample pulps in secured storage in Guatemala City and returns coarse reject to the mine.

Inspectorate has been the primary analytical laboratory for all Escobal Mine drill samples used to estimate Mineral Resources with only minor exceptions. Samples have been prepared and analyzed using industry-standard practices suitable for the mineralization at Escobal. Gold is analyzed by fire assay with atomic absorption (“AA”) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using fire assay and gravimetric methods. Lead and zinc are analyzed by induced coupled polarization or by digestion/AA, with high grade samples repeated using titration methods. Both Entre Mares and Tahoe conducted quality assurance and quality control (“QA/QC”) programs throughout all of the drill campaigns at Escobal, which include check assaying and duplicate sample assaying at other laboratories, and the use of blind assay standards and assay blanks. In late 2015, the Company began utilizing their on-site laboratory for analysis of a portion of the underground stope definition drill core and intends to increase its use of the laboratory for this purpose over the coming year. Exploration samples will continue to be analyzed by an independent commercial laboratory.

Annual Information Form for the Year Ended December 31, 2015	29

MINERAL RESOURCES

The Mineral Resource estimate for the Escobal Mine as updated on January 1, 2016 (as disclosed in the January 14, 2016 press release) from the November 2014 Feasibility Study contains 389,437 thousand ounces of silver classified as Measured and Indicated Mineral Resources and 9,320 thousand ounces of silver classified as Inferred Mineral Resources, with significant amounts of gold, lead, and zinc reported in both resource categories. The effective date of the updated Escobal Mineral Resource estimate is January 1, 2016 calculated by subtracting mine depletion volumes from the Mineral Resources stated in the 2014 Feasibility Study. The update to the Mineral Resource estimate reported in the January 14, 2016 press release was completed by Matthew Blattman, P.E. of Blattman Brothers Consulting, LLC, a Qualified Person under NI 43-101. A summary of the Measured, Indicated and Inferred Mineral Resources, using a cut-off grade of 130 g/t silver-equivalent, is provided in the following table:

January 2016: SUMMARY OF MINERAL RESOURCES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Measured Mineral Resources	4.9	470	0.39	0.87	1.53	74,080	61.6	42.9	75
Indicated Mineral Resources	31.6	310	0.32	0.69	1.12	315,357	323.4	217.4	355.5
Measured & Indicated Mineral Resources	36.5	332	0.33	0.71	1.18	389,437	385.0	260.2	430.5
Inferred Mineral Resources	1.4	205	1.11	0.24	0.45	9,320	50.4	3.4	6.3

Mineral Resources for the Escobal vein were estimated from approximately 58,600 samples obtained from 842 surface and underground diamond drill core holes, totaling 231,326 metres. Data verification for the Mineral Resources as reported in the November 2014 Feasibility Study was supervised by Paul Tietz, CPG, of MDA. Data verification included verification of drill locations in the field, review of sample handling and data collection procedures, and independent verification sampling/assaying of drill core. MDA also completed a full audit of the Escobal database, analysis of the QA/QC data and a study of core recovery and its relationship to metal grades.

MDA modeled and estimated the Escobal Mine Mineral Resources by refining the geologic model, evaluating the drill data statistically, interpreting mineral domains on cross sections and level plans, analyzing the modeled mineralization statistically to establish estimation parameters, and estimating silver, lead, gold, and zinc grades into a three-dimensional block model using inverse distance cubed (ID3).

Silver-equivalent value for determining the resource cut-off grade was calculated using metal prices of $22.00/oz Ag, $1,325/oz Au, $1.00/lb Pb, and $0.95/lb Zn, with no metal recovery factors applied.

MINERAL RESERVES

The Escobal Proven and Probable Mineral Reserves at January 1, 2016 total 29.1 million tonnes at average grades of 332 g/t Ag, 0.33 g/t Au, 0.73% lead and 1.19% zinc containing 310,418 thousand ounces of silver, 304.6 thousand ounces of gold, 211.9 thousand tonnes of lead and 346.9 thousand tonnes of zinc. The updated Mineral Reserves were calculated by subtracting mine depletion volumes from the Mineral Reserves stated in the 2014 Feasibility Study. The update to the Mineral Reserve estimate reported in the January 14, 2016 press release was completed by Matthew Blattman, P.E. of Blattman Brothers Consulting, LLC, a Qualified Person under NI 43-101. A summary of the Escobal Mineral Reserves estimate at January 1, 2016 is provided in the following table:

NOVEMBER 2014 ESCOBAL FEASIBILITY STUDY: SUMMARY OF MINERAL RESERVES
Classification	Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (Moz)	Gold (koz)	Lead (kt)	Zinc (kt)
Proven Mineral Reserves	4.5	416	0.34	0.81	1.41	60,075	49.3	36.2	63.5
Probable Mineral Reserves	24.6	317	0.32	0.71	1.15	250,343	255.3	175.7	283.4
Proven & Probable Mineral Reserves	29.1	332	0.33	0.73	1.19	310,418	304.6	211.9	3,486.9

The Escobal Mineral Reserves for the 2014 Feasibility Study were estimated by Matthew Blattman, P.E., of Blattman Brothers Consulting LLC. Blattman completed a mine design and schedule from the Measured and Indicated Resources based on the actual production and development methods and rates from the Escobal Mine.

Cut-off grades to define the Mineral Reserves were calculated from the NSR value of the resource model blocks minus the production cost to account for variability in mining method and metallurgical response. NSR value was determined using metal prices of $22.50 per ounce silver, $1,300.00 per ounce gold, $0.95 per pound lead and $0.90 per pound zinc. By using a slightly optimistic value for silver, the continuity of the ore-grade mineralization along the edges of the mineral deposit provided for more realistic stope design. Mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine, and engineering first-principles were used to derive operating costs and revenue.

Proven and Probable Mineral Reserves include 31% dilution that takes into account internal and external mining dilution and dilution from paste backfill where applicable. Subeconomic material internal to the stope designs and external mining dilution account for approximately 20% and 9% of the dilution total, respectively. Paste backfill dilution accounts for about 2%. Resources within the mine plan classified as Inferred have been given metal grades of zero. Blattman acknowledges that lower dilution rates may be attainable when mining.

Mineral Reserves are inclusive of Mineral Resources.

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Mineral Reserves are inclusive of Mineral Resources.

MINING

The Escobal Mine is accessed via two primary declines (East Central and West Central ramps) which provide access to the Central and West zones of the deposit. The East Zone is accessed by a third internal primary ramp driven from the East Central ramp. Accesses to the orebody are driven from the main ramp system to establish sublevel footwall laterals drifts driven parallel to the vein on 25m vertical intervals. Primary and secondary development headings are mined 5 m wide by 6 m high with arched backs. The primary ramps are typically driven at a maximum gradient of -15%.

Underground development of the Escobal Mine commenced in May 2011, with construction of the East Central and West Central decline portals; after which ramp development began. Through the end of 2015, approximately 14,900 metres of capital development and 400 metres of vertical development (ventilation raises) have been completed.

Mining is being done by transverse longhole stoping with future mining by a combination of transverse and longitudinal longhole stoping. The stopes are accessed from the footwall laterals. Through the end of 2015, approximately 17,000 metres of stope development has been completed. Ore is hauled to the surface by truck to the ore stockpile, located proximal to the primary crusher. Development waste rock is hauled by truck to the surface and used as construction material for the dry stack tailings buttress.

Filtered tails from the process plant are combined with cement and water to make a structural fill (paste backfill) for filling the underground voids produced from stope mining. The paste backfill plant is centrally located on the surface above the Central zone and produces backfill for delivery via a system of ceramic-lined steel and HDPE pipe into the mine for placement in the mined-out stopes to provide stability to the excavated openings and allow for maximum recovery of the resource. Approximately 606,600 m3 of paste backfill was placed in the mine during 2015.

The 2014 Feasibility Study life of mine plan as of July 1, 2014 forecasts the Escobal Mine to produce a total of 31.4 million tonnes of ore at average grades of 347 g/t silver, 0.33 g/t gold, 0.74% lead and 1.21% zinc. The life of mine production by year is summarized in the following table.

Escobal Life of Mine Production

Year	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ag Ounces	Au Ounces	Pb lbs	Zn lbs
2014 (H2)	658	542	0.38	0.74	1.27	11,466	8	10,744	18,442
2015	1,529	482	0.36	0.68	1.19	23,707	18	23,033	40,153
2016	1,624	441	0.31	0.65	1.13	23,007	16	23,377	40,622
2017	1,658	442	0.32	0.67	1.12	23,555	17	24,668	40,803
2018	1,642	442	0.32	0.67	1.13	23,337	17	24,399	40,780
2019	1,633	442	0.40	0.66	1.11	23,200	21	23,816	40,107
2020	1,633	442	0.61	0.82	1.39	23,202	32	29,553	50,063
2021	1,631	442	0.27	0.46	0.78	23,184	14	16,436	27,991
2022	1,619	398	0.34	0.61	1.01	20,706	18	21,894	36,181
2023	1,643	266	0.27	0.56	1.03	14,056	15	20,431	37,138
2024	1,650	278	0.34	0.63	1.04	14,719	18	22,995	37,728
2025	1,635	283	0.33	0.63	1.11	14,904	17	22,588	39,922
2026	1,647	332	0.41	0.75	1.31	17,596	22	27,259	47,583
2027	1,639	312	0.44	0.81	1.50	16,416	23	29,372	54,239
2028	1,642	272	0.37	0.86	1.47	14,378	20	31,056	53,368
2029	1,654	266	0.32	0.75	1.27	14,130	17	27,429	46,209
2030	1,638	243	0.28	0.87	1.41	12,817	15	31,291	50,823
2031	1,637	251	0.17	0.80	1.02	13,188	9	28,850	36,675
2032	1,660	246	0.17	1.07	1.27	13,118	9	39,233	46,472
2033	1,362	224	0.25	1.08	1.80	9,797	11	32,453	53,956
Total	31,433	347	0.33	0.74	1.21	350,484	336	510,876	839,255

Annual Information Form for the Year Ended December 31, 2015	31

PROCESSING

Ore from the Escobal Mine is processed by differential flotation producing lead concentrates with high precious metal (silver and gold) grades and zinc concentrates with a lesser precious metal component. The original design basis for the processing facility was 3,500 tonnes of ore per day or 1.28 million tonnes per year; though the installed crushing, grinding, flotation and concentrate processing components were sized for the contemplated increased throughput rate of 4,500 tpd which was achieved in August 2015. Mill commissioning was initiated in the second half of 2013 with the first metal concentrates produced on September 30, 2013. The Company declared commercial production in January 2014 with the completion of mill commissioning and continued to ramp up the mill throughput rate through the first half of 2014. The Escobal ore processing facility is operating at the increased design levels and with metal recoveries generally meeting or exceeding design expectations.

Ore is transported from the underground mine to a stockpile located proximal to the primary crusher, from where it is delivered by front end loader to the crusher. The ore is reduced via a three stage crushing circuit followed by a single ball mill. Metal is recovered from the ball mill discharge by a conventional lead-zinc differential flotation circuit consisting of tank cells with separate circuits for lead and zinc. Lead and zinc concentrates produced at the concentrator facility are filtered, packaged into super sacks which are placed in containers and loaded onto trucks for shipment to port for delivery to commercial concentrate smelters and metal refineries.

Since the declaration of commercial production, the Escobal plant has processed 2.75 million tonnes of ore at average grades of 532 g/t Ag, 0.40 g/t Au, 0.84% Pb, and 1.34% Zn; producing 40.7 million ounces of silver, 22,635 ounces of gold, 21,041 tonnes of lead, and 33,611 tonnes of zinc contained in concentrate. Metal recovery into concentrates averaged 86.5% for silver, 63.4% for gold, 88.2% for lead, and 76.3% for zinc.

The following table summarizes the life of mine process plant throughput schedule and metal production (metal recovered in concentrate) as of July 1, 2014 as presented in the 2014 Feasibility Study.

Escobal Life of Mine Process Plant Operations

Year	Throughput					Metal Recovered in Concentrates
	Tonnes	Ag g/t	Au g/t	Pb %	Zn %	Ag Ounces	Au Ounces	Pb lbs	Zn lbs
2014(H2)	684*	527	0.37	0.76	1.27	10,138	5	10,243	14,514
2015	1489	483	0.36	0.68	1.19	20,074	11	19,979	29,550
2016	1,643	442	0.31	0.65	1.14	20,133	10	20,978	30,953
2017	1,643	442	0.32	0.67	1.12	20,130	10	21,704	30,376
2018	1,643	442	0.32	0.67	1.13	20,131	10	21,682	30,644
2019	1,643	442	0.40	0.66	1.11	20,132	13	21,266	30,310
2020	1,643	442	0.60	0.82	1.38	20,133	21	26,770	38,330
2021	1,643	442	0.27	0.46	0.79	20,136	8	14,431	20,889
2022	1,643	399	0.34	0.61	1.01	17,987	11	19,486	27,247
2023	1,643	266	0.27	0.56	1.03	11,573	8	17,845	27,686
2024	1,643	278	0.34	0.63	1.04	12,113	11	20,221	28,034
2025	1,643	283	0.33	0.63	1.11	12,393	11	20,017	30,081
2026	1,643	332	0.41	0.75	1.31	14,745	14	24,406	36,135
2027	1,643	312	0.44	0.81	1.50	13,749	15	26,632	41,865
2028	1,643	272	0.37	0.86	1.47	11,870	12	28,253	41,074
2029	1,643	266	0.32	0.75	1.27	11,549	10	24,460	38,844
2030	1,643	244	0.28	0.87	1.41	10,518	9	28,534	39,033
2031	1,643	251	0.17	0.80	1.02	10,833	5	26,155	27,454
2032	1,643	246	0.17	1.07	1.27	10,661	5	35,924	34,922
2033	1,381	224	0.25	1.08	1.79	8,067	6	30,471	42,509
Total	31,476	347	0.33	0.74	1.21	297,004	204	459,459	636,449

*includes stockpiled ore as of July 1, 2014

32	Tahoe Resources Inc.

TAILINGS AND WASTE ROCK FACILITY

Tailings produced by the Escobal process facility are filtered to approximately 16% to 18% moisture prior to delivery to the paste backfill plant or surface repository. Rather than using a traditional pond system, tailings produced by the Escobal process facility that are not returned to the underground mine as paste backfill are “dry stacked” on the surface in an engineered facility. Unlike conventional tailings impoundments which are designed to retain water and tailings behind dam embankments and require large surface areas, dry stack facilities require a smaller footprint, have long-term structural integrity, and maximize water conservation.

The Escobal dry stack facility is built using development rock from the mine to construct rock buttresses at the face of the facility on 5-metre high lifts. Filtered tailings are trucked to the facility and placed behind the rock buttresses in 30-centimetre layers and compacted to minimize infiltration from precipitation. This process will be repeated throughout the life of the mine. The facility is underlain by a system of underdrains to collect water that may seep through the tailings and to divert shallow downslope-migrating groundwater. Surface waters are diverted around the facility through a series of water diversion channels constructed along the upslope perimeter of the facility.

The construction method of the Escobal dry stack facility allows for concurrent reclamation as each lift is completed, which will greatly simplify the closure of the facility in an environmentally sound manner at the end of the mine life. As successive lifts of the dewatered tails are placed and compacted behind the perimeter rock buttresses, the lower rock slopes are covered with stockpiled topsoil and re-vegetated. At final closure, the vegetated slope will replicate the natural slopes of the surrounding topography.

TRANSPORTATION AND LOGISTICS

Guatemala has ports on both the Pacific and the Caribbean coasts. Access to the mine site from both ports is on paved highway. Filtered concentrate is placed in one or two tonne super-sacks, placed in sea-going containers, and carried on highway tractor trailer units along paved highway to port for shipment to international smelters.

RECLAMATION

The entire facility for the Escobal Mine has been designed and constructed with closure in mind, to the greatest extent practicable. The facilities are designed and operated to minimize the footprint and areas of disturbance and to utilize the most advanced planning and reclamation techniques available including dry stack tailings, concurrent reclamation and geomorphic landform grading.

The disturbance footprint of the Escobal Mine site is approximately 100 hectares. Reclamation is conducted concurrent with operations by placing salvaged topsoil on outslopes and encouraging vegetation. Final reclamation of the surface will occur at final closure at the end of mine life. The present value of asset retirement obligations for the Escobal Mine is currently estimated at $2.6 million.

OPERATING COSTS

The 2014 Feasibility Study operating costs for the Escobal Mine were calculated for each year of the mine life using the annual production tonnages and the actual mining, milling, and site general and administration (G&A) costs from the mine’s initial year of production as the basis. The following table summarizes the Escobal Mine average life of mine operating costs.

Escobal Operating Costs

Operating Cost	$/ore tonne
Mine	$37.23
Process Plant	$22.83
General Administration	$15.06
Production Cost	$75.13
Smelting/Refining Treatment	$26.64
Total Operating Cost	$101.77

*Figures may not sum due to rounding

Annual Information Form for the Year Ended December 31, 2015	33

CAPITAL COSTS

As of July 1, 2014, the 2014 Feasibility Study estimates life of mine sustaining capital of approximately $301.2 million expended over 19.5 years. About 50% of the sustaining capital is for primary underground development; the remaining 50% is divided between mine infrastructure and utilities, underground mobile equipment purchases and rebuilds, surface equipment, annual ball mill liner replacement, and miscellaneous site G&A. Total life of mine capital, including expansion capital, totals $325.5M.

The total capital carried in the 2014 Feasibility Study financial model for the Escobal Mine is shown in the following table.

Life of Mine Capital Summary

Year	Cost Estimate (000s)
2014 Expansion* Sustaining*	$ 5,549 $ 14,442
2015 Expansion Sustaining	$ 14,220 $ 30,757
2016 Expansion Sustaining	$ 4,545 $ 17,831
2017 Sustaining	$ 19,117
2018 Sustaining	$ 20,194
2019 Sustaining	$ 23,258
2020 Sustaining	$ 12,360
2021 Sustaining	$ 12,151
2022 Sustaining	$ 17,054
2023 Sustaining	$ 18,301
2024 Sustaining	$ 25,480
2025 Sustaining	$ 15,476
2026 Sustaining	$ 15,640
2027 Sustaining	$ 12,851
2028 Sustaining	$ 11,334
2029 Sustaining	$ 13,828
2030 Sustaining	$ 9,419
2031 Sustaining	$ 5,205
2032 Sustaining	$ 3,666
2033 Sustaining	$ 2,814
Total	$ 325,493

*July–December 2014

Expansion and sustaining capital are expected to be financed from cash flow from the Escobal Mine production.

34	Tahoe Resources Inc.

FINANCIAL ANALYSIS

The 2014 Feasibility Study economic analysis indicates the Escobal Mine has an NPV5% of $1.52 billion using base case metal prices of $18.00/oz silver, $1,300.00/oz gold, $0.95/lb lead and $0.90/lb zinc. The financial analysis does not present an internal rate of return (IRR), as it is a less meaningful metric for this study of the Escobal Mine. In this study, all capital costs prior to July 1, 2014, are considered to be sunken. The calculated return on investment is magnified by the significant mine cash flows offset by the exclusion of the initial capital investment in the calculation and would exaggerate any IRR calculated. Net Present Value provides a more accurate and meaningful economic assessment of the mine.

Sensitivity analyses were done using changes to metal prices, silver prices only (no change to base case gold, lead and zinc prices), operating costs, capital costs and metallurgical recovery; the results of which are summarized in the following table.

Sensitivity Analysis – NPV after Taxes

	NPV @ 0%	NPV @ 5%	NPV @ 10%
Change in Metal Prices
20%	$3,100,197	$2,288,349	$1,805,971
10%	$2,556,373	$1,902,019	$1,510,006
Base Case 0%	$2,012,550	$1,515,689	$1,214,041
-10%	$1,526,811	$1,160,056	$935,374
-20%	$1,029,418	$800,057	$654,775
Change in Silver Prices
$25.00	$3,740,225	$2,761,565	$2,179,556
$22.00	$2,999,793	$2,227,618	$1,765,764
Base Case $20.00	$2,506,171	$1,871,653	$1,489,902
$18.00	$2,012,550	$1,515,689	$1,214,041
$15.00	$1,329,003	$1,012,566	$818,096
Change in Operating Cost
20%	$1,605,357	$1,228,547	$995,688
10%	$1,776,080	$1,354,731	$1,095,059
Base Case 0%	$2,012,550	$1,515,689	$1,214,041
-10%	$2,249,020	$1,676,647	$1,333,023
-20%	$2,485,489	$1,837,605	$1,452,005
Change in Initial Capital
20%	$2,007,687	$1,510,869	$1,209,261
10%	$2,010,119	$1,513,279	$1,211,651
Base Case 0%	$2,012,550	$1,515,689	$1,214,041
-10%	$2,014,981	$1,518,099	$1,216,431
-20%	$2,017,413	$1,520,508	$1,218,821
Change in Recovery
2.0%	$2,106,005	$1,582,562	$1,265,556
1.0%	$2,059,277	$1,549,125	$1,239,799
Base Case 0.0%	$2,012,550	$1,515,689	$1,214,041
-1.0%	$1,965,823	$1,482,253	$1,188,284
-2.0%	$1,919,095	$1,448,816	$1,162,526

Annual Information Form for the Year Ended December 31, 2015	35

CONCLUSIONS AND RECOMMENDATIONS

The authors of the 2014 Feasibility Study concluded the results of the Study demonstrated:

•	Proven and Probable reserves are supported by the feasibility of the Escobal Mine.
•	Operating results to date validate the mining method and process design for the Escobal Mine.
•	Mine and mill expansion from the current rate to 4500 t/d is achievable with minimal additional capital expenditure.

The authors further recommended:

•	Tahoe continue to aggressively explore for extensions or offsets of the Escobal vein, or to accelerate its district exploration programs, to provide higher mining grades beyond 2022.
•	Concurrent with the prior recommendation, initiate studies to investigate increased mining and throughput rates to grow the annual silver production in the second half of the mine life.
•

Tahoe continue investigating lower cost alternatives to the current diesel generated power at the mine site. M3 believes lower power costs have the opportunity to provide significant operating cost savings in the near term.

•

Critical evaluation of operating and capital costs. Now that the Escobal Mine has reached design operational parameters, Tahoe should begin to focus on optimizing mining and processing procedures in an effort to reduce operating costs. Reductions in primary development mining costs and increased equipment utilization would have a direct positive impact on the life of mine sustaining capital requirements.

•

Metallurgical studies to determine if silver and gold metallurgical recoveries can be improved as incremental increases in metal recovery, particularly for silver, may have a significant positive impact on the long-term cash flow from the mine.

•

Critical evaluation of mining dilution. M3 believes there are opportunities to incrementally increase mining grades without additional costs by reducing the dilution included in the mine plan. In addition, future resource modeling efforts should incorporate methods to better depict grade domain boundaries in the resulting model blocks to allow for a more accurate estimate of mining dilution.

•	Tahoe performs annual geotechnical and water management performance reviews of the tailings dry stack to ensure stability and reclamation success.

LA ARENA MINE

RECENT ACTIVITIES AT THE LA ARENA MINE

In 2015, the La Arena Mine produced a total of 230,436 ounces of gold in doré, with 174,025 ounces of gold attributable to Tahoe’s account (i.e., post April 1, 2015 production). From April 1, 2015 through the end of 2015, a total of 9.34 million tonnes of ore and 17.25 million tonnes of waste were mined for a strip ratio of 1.85. A total of 9.68 million tonnes of ore at an average grade of 0.61 g/t Au from the open pit and existing stockpile were placed on the leach pad.

At January 1, 2016 Measured and Indicated Mineral Resources for the La Arena oxide mine totalled 120.8 million tonnes at an average grade of 0.32 g/t Au, containing 1.24 million ounces of gold. Proven and Probable Mineral Reserves for the La Arena oxide mine totalled 80.3 million tonnes at an average grade of 0.36 g/t Au, containing 919,000 ounces of gold. Mineral Resources and Mineral Reserves for the La Arena oxide mine were updated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves as reported in the February 2015 La Arena NI 43-101 Technical Report.

PROPERTY DESCRIPTION

The La Arena Project is located in northern Peru, 480 km NNW of Lima, Peru, in the Huamachuco District. The project is situated in the eastern slope of the western Cordillera, close to the continental divide at an average altitude of 3,400 metres above sea level. The region displays a particularly rich endowment of metals (Cu-Au-Ag) occurring in porphyry and epithermal settings, including the Lagunas Norte mine at Alto Chicama, the Comarsa mine, La Virgen mine, Rio Alto’s Shahuindo exploration project.

The project can be accessed via a 165 km national roadway from the coastal city of Trujillo directly east towards Huamachuco, passing through Chiran, Shorey/Quiruvilca and the Lagunas Norte project (Barrick Gold Corporation). The topography in the project area is relatively smooth with undulating hills. Elevations vary between 3,000 and 3,600 meters above sea level. In general, the slopes are stable with grades varying between 16º and 27º, and the land is covered with vegetation typical of the area.

Average annual temperature data recorded from the La Arena meteorological station in 2013 was 10.6ºC. The maximum recorded temperature is 22.6°C and the minimum is 0.4ºC. Historically, total average annual rainfall has been estimated at 1124 mm/annum and the average total annual evaporation rate in 733 mm/annum. The average relative humidity varies monthly between 77% and 88%. Maximum precipitation usually occurs during the months of October through to March while the months of June to September are the driest. The maximum daily precipitation recorded to date at the La Arena site was 245.6 mm in February 2012 while the minimum precipitation of 0 mm was recorded in July 1998.

The La Arena Mine site was connected to the Peruvian power supply grid in September 2014.

36	Tahoe Resources Inc.

HISTORY

Gold mineralization at La Arena was first discovered by Cambior Inc. in December 1994. Cambior staked a claim for mining concessions of 1,800 hectares over the current La Arena oxide and sulfide deposits in January 1995. The mining concessions comprising the La Arena Project passed to Iamgold following its acquisition of Cambior in 2006.

Rio Alto entered into an option and earn-in agreement with Iamgold Quebec Management Inc. in June 2009 which provided it with an option to acquire 100% of La Arena S.A., the Peruvian company that owned the La Arena Project, upon payment of $47.6 million cash, subject to certain adjustments and the completion of expenditure commitments. On February 9, 2011, Rio Alto announced that it had exercised its option and acquired 100% of the La Arena Project upon payment of the exercise price of $49.0 million. Tahoe completed its acquisition of Rio Alto in April 2015 and assumed ownership of the La Arena Project.

LA ARENA FEASIBILITY STUDIES

Six NI 43-101 Technical Reports have been completed on the La Arena Project as follows:

•	Coffey Mining in March 2008;
•	Coffey Mining in July 2010;
•	Kirk Mining Consultants in September 2011;
•	Kirk Mining Consultants in January 2013;
•	Mining Plus Peru SAC in March 2014; and
•	Mining Plus Peru SAC in February 2015.

Mining Plus Peru SAC was commissioned by the Company to prepare a NI 43-101 technical report of the La Arena oxide gold mine and copper-gold sulfide project in Peru. The following two events triggered an updated NI 43-101 report for La Arena:

1.

An update gold oxide reserve and resource estimates for oxide project as additional data from a reverse circulation infill drill program was available. Gold inventory has been updated as a result of the in-fill drilling program completed with updated cost estimates; and

2.

The Pre-Feasibility Study on the sulfide Cu-Au deposit, also known as La Arena Phase II, has been finalized. A Pre-Feasibility Study was completed in January 2015 by Ausenco on the Cu-Au sulfide material located on the east side of the current oxide pit. There have been no changes in the mineral resources on the sulfide deposit.

The report was issued on February 27, 2015 with an effective date of December 31, 2014.

The following descriptions of the La Arena Project are summarized from the NI-43-101 Technical Report entitled “La Arena Project, Peru” prepared by Mining Plus Peru SAC on behalf of Rio Alto with an effective date of December 31, 2014 and issued on February 27, 2015 (the “La Arena 2015 Technical Report”). A more complete description of the La Arena Mine may be found within the La Arena 2015 Technical Report, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the La Arena 2015 Technical Report. Scientific and technical information in this AIF relating to updates to the La Arena Mine disclosure since the date of the La Arena 2015 Technical Report has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101.The La Arena 2015 Technical Report was prepared on behalf of the Company in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the La Arena 2015 Technical Report. The reference numbers of the tables and figures set out in this section are those attributed by the La Arena 2015 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the La Arena 2015 Technical Report. Readers are encouraged to read the full La Arena 2015 Technical Report.

Annual Information Form for the Year Ended December 31, 2015	37

MINERAL TENURE, SURFACE RIGHTS, AND ROYALTIES

The mineral concessions pertaining to the La Arena Project have a total available area of approximately 33,140 hectares and are fully owned and registered in the name of La Arena S.A., a wholly-owned subsidiary of Rio Alto. The mining concessions are in good standing. Based on publicly available information, no litigation or legal issues related to the mining concessions comprising the project are pending.

La Arena Mine Concession Map

The mineral resources identified so far in the La Arena deposit are completely contained within the mining concession “Maria Angola 18”. This mining concession is free of any underlying agreements and/or royalties payable to previous private owners. However, the Ferrol N°5019, Ferrol N°5026 and Ferrol N°5027 mining concessions, which are partially overlapped by Maria Angola 18, are subject to a 2% Net Smelter Return (NSR) royalty, payable to their previous owners. Mining concessions Florida I, Florida IA, Florida II, Florida IIA, Florida III and Florida IIIA are subject to a 1.6% NSR royalty. Mining concessions Peña Colorada, Peña Colorada I, Peña Colorada II and Peña Colorada III are subject to a 1.4% NSR royalty.

PERMITS

The La Arena Project is subject to various Peruvian mining laws, regulations and procedures. Mining activities in Peru are subject to the provisions of the Uniform Code of the General Mining Law (“General Mining Law”), which was approved by Supreme Decree No. 14-92-EM on June 4, 1992, and its subsequent amendments and regulations, as well as other related laws. Under Peruvian law, the Peruvian State is the owner of all mineral resources in the ground. The rights to explore for and develop these mineral resources are granted by means of the “Concession System”.

Mining concessions are considered immovable assets and are therefore subject to being transferred, optioned, leased and/or granted as collateral (mortgaged) and, in general, may be subject to any transaction or contract not specifically forbidden by law. Mining concessions may be privately owned and the participation in the ownership of the Peruvian State is not required. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

The Company has received all permits necessary to operate the La Arena oxide mine.

ENVIRONMENT

The La Arena oxide mine operates under an existing Environmental Impact Assessment (EIA) which was approved on July 20, 2010. La Arena is actively working to ensure the commitments and recommendations of the EIA are followed, including environmental monitoring and social management plan programs. Currently the La Arena gold oxide dump leach mine is working at full capacity of the production permit of 35,990 tpd.

38	Tahoe Resources Inc.

An environmental assessment report for the Phase II copper-gold sulfide project was initiated in the fourth quarter of 2012 and was presented to the Ministry of Energy and Mines in June 2013. This study was approved December 27, 2013. The surface footprint of this permit is not outside the footprint of the initial EIA for the oxide mine and according to the current regulations was treated as a modification of the original EIA. New environmental commitments include water quality monitoring stations, air, noise quality and social management programs. All the new commitments result from a compilation and update of all plans and programs currently ongoing at the operation.

GEOLOGY AND MINERALIZATION

The La Arena (Au, and Cu-Au) Project is located in a prolific metallogenic province that contains many precious and polymetallic mines and projects such as; Lagunas Norte (Au-Ag), Santa Rosa (Au), La Virgen (Au), Quiruvilca (Ag-Base Metals), Tres Cruces (Au), Shahuindo (Au-Ag) and Igor (Au-Cu).

The La Arena oxide gold project consists of mineralization which is predominantly of an epithermal high sulfidation style, hosted in oxidized sandstone-breccia within the Chimu Formation.

The Cu-Au-(Mo) sulfide mineralization is hosted in a multi-stage porphyry intrusion. The La Arena Porphyry outcrops to the east from the Calaorco and Ethel zones of the oxide deposit. The style of mineralization is typically porphyritic with at least four intrusive events identified. The intrusive rocks vary from dacitic to andesitic, differentiated by texture and composition.

EXPLORATION

Up until the effective date of the La Arena 2015 Technical Report, a total of 284,782 m had been drilled at La Arena. The drilled metres are evenly split between reverse circulation (RC), at 141,591 m (49.7% of the total), and core drilling (DC) at 143,191 m (51.3% of the total).

The oxide deposit had 19,733m of core drilling and 114,281m of reverse circulation drilling, for a total of 134,014 metres. The sulfide had 121,858 m of core drilling and 28,910 m of reverse circulation drilling, for a total of 150,768 metres.

During the 2014 period, 22,087 m of reverse circulation drilling were completed into the oxide deposit and 4,487 m were completed into the sulfide deposit as part of the sterilization program near the Phase II sulfide project.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Diamond drill core was logged in detail for geological, structural and geotechnical information, including RQD and core recovery. Whole core was routinely photographed. Core recovery was recorded for all drill holes. Core recovery is generally 90-95% or higher and infrequently <80%. The lower recoveries occur mainly in the more weathered, upper parts of the deposit.

Core samples are generally 2 m long, with sample breaks corresponding to geologic contacts. Core has not been orientated for structural measurements, except for 18 holes drilled for the Phase II geotechnical program in 2012. Sampling of core from exploration programs prior to 2011 consisted of chiselling the core in half. It has been noted that when the core had been split using the chisel method, the remaining half core was completely fractured, and that silicified core was generally not well split or sampled using this technique. The standard procedure for core sampling from 2011 onwards consists of cutting the core lengthways, with a diamond saw, with half-core is sent for assay.

Diamond core samples are numbered and collected in individual plastic bags with sample tags inserted inside. Each sample batch is made up of approximately 73 samples, including 3 quality control blanks, 3 standards and 3 field duplicates. Each work order consists of a rice bag with samples along with an order list of which one copy is sent to the laboratory in Lima and another copy retained on site. Bags are closed with tie-wraps.

Reverse circulation drill cuttings were logged for geological features. Reverse circulation samples were collected at 2 m intervals and quartered in riffle splitters. Sub-samples weighing approximately 6 kg were collected in cloth-lined sample bags. The quality control insertion rate is identical to the core sampling procedure.

Reference material is retained and stored on site, including half-core, photographs generated by diamond drilling, duplicate pulps and pulps of all submitted core and reverse circulation samples. All pulps are stored at the La Arena core shed.

The sample preparation methods for the samples submitted prior to 2003 are not documented. Since 2003 the sample preparation method consists of digitally weighing the samples, drying the samples to a maximum of 120ºC (for wet samples), crushing the samples to 70% passing 2 mm (10 mesh), riffle splitting to 250 g, and pulverizing to 85% passing 75% μm (200 mesh). Subsample size of 50 g pulps are submitted for analysis.

Chemical analysis at the primary laboratory (ALS Chemex since 2005) and the secondary laboratory (CIMM Peru) consisted of fire assay (FA) with atomic absorption spectrometry (AAS) finish, using 50 g sub-samples. Those samples that returned grades ≥ 5 g/t Au were analysed using gravimetric methods. For Cu, Ag, Mo, Pb, Zn, As, Sb and Bi multi-acid (four) digestion AAS is used. Hg was analysed using cold vapour AAS. In 2010, Rio Alto changed to the primary laboratory to CERTIMIN (previously CIMM Peru), with the secondary laboratory being ALS Chemex.

Annual Information Form for the Year Ended December 31, 2015	39

MINERAL RESOURCE

Oxide Mineral Resources

The Mineral Resource estimate for the La Arena oxide gold deposit was updated on January 1, 2015 by subtracting mine depletion volumes from the Mineral Resources Estimate reported in the La Arena 2015 Technical Report. As of January 1, 2016 (as disclosed in the Company’s January 14, 2016 news release), oxide Measured and Indicated Mineral Resources total 120.8 million tonnes at an average gold grade of 0.32 g/t, containing 1.24 million ounces of gold. The updated Mineral Resource estimate was completed by Fernando Angeles, P.E. of Rio Alto, a Qualified Person under NI 43-101.

JANUARY 2016: SUMMARY OF OXIDE MINERAL RESOURCES
Classification	Tonnes (M)	Gold (g/t)	Gold (koz)
Measured Mineral Resources	1.4	0.31	14.2
Indicated Mineral Resources	119.4	0.32	1,227
Measured & Indicated Mineral Resources	120.8	0.32	1,241
Inferred Mineral Resources	2.5	0.32	25

numbers may not add due to rounding

The oxide resource is reported at a cut -off grade of 0.07 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine.

Mineral Resources for the La Arena oxide deposit were estimated using approximately 35,900 drill sample composites derived from 1,156 reverse circulation drill holes and 131 diamond drill core holes, totalling 134,014 metres.

Oxide mineralization was modeled into four large low-grade domains, a higher grade series of Tilsa (sub-vertical) structures, and a lower-grade domain for the satellite Astrid deposit. The lower-grade domains use a nominal 0.05 g/t cutoff grade as a hard boundary as this appears to be a natural break in the gold population and it is below the current open pit operational cut-off grade of 0.10 g/t. Tilsa-style structures have a core (+/-1m) of very high grade but typically not well defined by drilling due to a combination of thickness and orientation of the structures. Therefore, a nominal cutoff grade of 0.5 g/t was used to ‘bulk up’ these structures into broader zones. This also facilitated more depth and strike length to the interpretations. Estimation methods used were Localized Uniform Conditioning for the low-grade oxide domains and Ordinary Kriging for the Tilsa structure domains and background material.

Data verification and the estimate of oxide Mineral Resources as reported in the La Arena 2015 Technical Report was supervised by Ian Dreyer, MAusIMM(CP) of Rio Alto.

Sulfide Mineral Resources

Mineral Resources remain unchanged from those reported in the La Arena 2015 Technical Report which, in turn, were represented from the January 2013 Technical Report authored by Coffey Mining Consultants. Indicated Mineral Resources for the Phase II sulfide project stands at 274 million tonnes with average grades of 0.24 g/t Au and 0.33% Cu, containing 2.12 million ounces of gold and 2.0 billion pounds of copper. There are no Measured Mineral Resources.

JANUARY 2016: SUMMARY OF SULFIDE MINERAL RESOURCES
Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Measured Mineral Resources	-	-	-	-	-
Indicated Mineral Resources	274.0	0.24	0.33	2,124	2,014
Measured & Indicated Mineral Resources	274.0	0.24	0.33	2,124	2,014
Inferred Mineral Resources	5.4	0.10	0.19	18	22

numbers may not add due to rounding

The sulfide Mineral Resource is reported at a cut-off grade of 0.12% Cu within an optimized undiscounted cash flow shell using metal prices of $1,400/oz Au and $3.50/lb Cu and updated operating cost parameters.

Mineral Resources for the La Arena Phase II sulfide deposit were estimated from samples obtained from 388 core reverse circulation drill holes totalling 131,951 metres.

Sulfide mineralization was modeled into three domains based on geology - porphyry intrusive, sandstone, and prominent low-angle thrust which occurs in the upper northern portion of the resource area. There are no internal grade subdomains within the geological domains. Ordinary Kriging was used to estimate the sulfide copper; gold, silver, molybdenum, and arsenic were estimated using inverse distance methods.

Data verification and the estimate of sulfide Mineral Resources as reported in the La Arena 2015 Technical Report supervised by Ian Dreyer, MAusIMM(CP) of Rio Alto.

40	Tahoe Resources Inc.

MINERAL RESERVE ESTIMATE

Oxide Mineral Reserves

The La Arena oxide Proven and Probable Mineral Reserves at January 1, 2016 total 80.3 million tonnes at an average gold grade of 0.36 g/t, containing 919 thousand ounces of gold. The updated oxide Mineral Reserves were calculated by subtracting mine depletion volumes from the Mineral Reserves stated in the La Arena 2015 Technical Report. The update to the Mineral Reserve estimate reported in the January 14, 2016 press release was completed by Fernando Angeles P.E. of Rio Alto, a Qualified Person under NI 43-101. A summary of the La Arena oxide Mineral Reserves at January 1, 2016 is provided in the following table:

JANUARY 2016: SUMMARY OF OXIDE MINERAL RESERVES
Classification	Ore Type	Tonnes (M)	Gold (g/t)	Gold (koz)
Proven Mineral Reserves	Sediments	0.1	0.42	1.4
	Intrusive	1.3	0.31	12.8
Total Proven Mineral Reserves		1.41	0.31	14.2
Probable Mineral Reserves	Sediments	69.4	0.38	839.6
	Intrusive	9.5	0.21	65.2
Total Probable Mineral Reserves		78.9	0.36	904.8
Proven & Probable Mineral Reserves	All Ore Types	80.3	0.36	919.0

numbers may not add due to rounding

Oxide mineral reserves have been constrained to the final pit design based on an optimized pit shell. The mineral reserve has been estimated with measured and indicated oxide Mineral Resources only. The pit optimization input parameters used are listed in the table below.

Pit Optimization Parameters for Oxide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost Sediments (direct & indirect)	$/t mined	2.08
Processing Parameters	Units	Value
Ore processing rate	Mt/y	13
Processing Cost Sediments	$/t leached	1.55
Processing Cost Intrusive	$/t leached	1.55
General & Administration Cost	$/t leached	1.22
Gold leaching recovery intrusive	%	83
Gold leaching recovery sediments	%	86
Economics Assumptions	Units	Value
Gold price	$/oz	1,200
Payable proportion of gold produced	%	99.9
Gold Sell Cost	$/oz	12.37
Royalties	%	1

Intrusive ore hosted within the oxide cannot be separated as a different ore type for processing, as it needs to be blended with sediments in order to be leached effectively. Mineralization within the colluvium was not included in the mineral reserve due to the cost of moving the national highway. However, mineralized colluvium inside the Calaorco Pit was included in the mineral reserves as sediments. The colluvium deposit is a small shallow unconsolidated deposit of approximately 2.0 million tonnes grading 0.34 g/t gold and is located immediately southeast of the main Calaorco Pit.

Sulfide Mineral Reserve Estimate

Mineral Reserves for the La Arena Phase II sulfide project remain unchanged from those reported in the La Arena 2015 Technical Report which, in turn, were re-presented from the January 2013 Technical Report authored by Coffey Mining Consultants. Probable Mineral Reserves for the Phase II sulfide project using a cut-off grade of 0.18% copper are 63.1 million tonnes with average grades of 0.31 g/t Au and 0.43% Cu, containing 633 thousand ounces of gold and 579 million pounds of copper.

Annual Information Form for the Year Ended December 31, 2015	41

JANUARY 2016: SUMMARY OF SULFIDE MINERAL RESERVES
Classification	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Proven Mineral Reserves	-	-	-	-	-
Probable Mineral Reserves	63.1	0.31	0.43	633.2	579.4
Proven & Probable Mineral Reserves	63.1	0.31	0.43	633.2	579.4

numbers may not add due to rounding

The La Arena Phase II sulfide Mineral Reserve estimate was completed under the supervision of Linton J. Kirk, FAusIMM(CP) of Kirk Mining Consultants (January 2013 Technical Report by Kirk Mining Consultants). The restatement of the sulfide Mineral Reserve estimate in the La Arena 2015 Technical Report was authored by Tim Williams, FAusIMM, of Rio Alto. Mr. Kirk and Mr. Williams are Qualified Persons under NI 43-101.

When calculating the reserve for the sulfide resource a small CAPEX constrained project was considered with strict financial hurdles. The resulting reserve at this stage is only a small portion of the total resource. The main economic assumptions used in the sulfide pit optimisation are presented in the table below.

Pit Optimization Parameters for Sulfide Mineral Reserves

Mining Parameters	Units	Value
Mining Dilution Factor	factor	1.05
Mining Recovery Factor	factor	0.98
Mining Cost	$/t mined	1.92
Processing Parameters	Units	Value
Ore processing rate	Mt/y	6.57
Processing Cost	$/t milled	4.61
Process Copper Recovery Range	%	75.9 - 92.0 (Avg. 91.1)
Process Gold Recovery Formula	%	29.5 – 45.5 (Avg. 38.9)
General & Administration Cost	M$/y	22.6
Economics Assumptions	Units	Value
Copper price	$/lb	3.0
Payable proportion of copper produced	%	96.5
Copper Sell Cost	$/lb	0.37
Gold price	$/oz	1,200
Payable proportion of gold produced	%	88.6
Gold Sell Cost	$/oz	8.0
Royalties	%	1.0

PROCESSING

Operations on site are currently exploiting the oxide gold reserve. Oxide ore has been mined from Calaorco and Ethel pits, with the Ethel pit now being exhausted. Ore is truck dumped in 8 m lifts onto the dump leach pad, with no crushing or agglomeration required prior to irrigation. The open pits are mined by conventional drill and blast, load and haul methods in 8 m high benches. Loading is with 170 t face shovels and a fleet of predominantly 92 t dump trucks. The table below shows the historical ore and waste production since the operations began in 2011 through the end of 2014.

Historical Mine Production
	Ore Mined			Waste	Total Tonnes
Year	tonnes	Au (g/t)	Ozs	tonnes	tonnes
2011	3,663,752	0.88	103,547	4,182,371	7,846,123
2012	8,266,964	0.82	217,128	12,953,447	21,220,411
2013	13,811,137	0.60	268,223	22,997,357	36,808,494
2014	15,274,666	0.52	256,375	17,332,132	32,606,798
Total	41,016,519	0.64	845,273	57,465,307	98,481,826

Cyanide leach solution is sprayed onto each leach pad cell for a nominal period of 60 days. The pregnant solution flows onto the geomembrane underlying the pad to a central collection point and into the pregnant solution pond. Pontoon mounted pumps in this pond are used to pump the solution to the adsorption, desorption and refining (ADR) plant located approximately 300 m north of the leach pad. The plant currently has the capacity to treat 36,000 t/d of ore. The process includes absorption onto carbon pellets and desorption in high caustic/high temperature leach columns. The carbon is sent to regeneration and the enriched solution is sent to electrowinning cells where a cathode is used to produce a fine-grained precipitate. The precipitate is filtered and dried at approximately 420 degrees Celsius, which also evaporates the mercury, which is then captured for later disposal. This dried precipitate is smelted to produce doré bars of approximately 80% Au.

42	Tahoe Resources Inc.

A summary of processing for the project through the end of 2014 is presented in the table below. Ore dumped in the leach pad may differ from actual mined ore tonnes due to ore rehandle from the stockpile to the leach pad.

Leach Pad Statistics
	Ore Dumped	Head Au	Ounces Au	Ounces Au	Recovery
Year	(tonnes)	Grade (%)	Dumped (oz t)	Poured (oz t)	(%)
2011	2,466,882	1.01	80,452	51,145	77.0%
2012	7,964,954	0.84	214,090	201,733	86.8%
2013	13,148,713	0.62	261,232	215,395	85.6%
2014	16,232,916	0.50	263,940	222,492	86.1%
Sub-Total 2012-2014	37,346,583	0.62	739,262	639,620	86.1%
Total 2011 - 2014	39,813,465	0.64	819,714	690,765	85.2%

CAPITAL AND OPERATING COSTS

Oxide Gold Project

The capital cost of the oxide project was estimated by Rio Alto based on current operations. Annual capital cost estimates are detailed in the table below.

Annual Capital Cost for Oxide Gold Project (in ‘000 US$)

	Capex Additions for Oxide Gold Project (‘000 US$ )
	2015	2016	2017	2018	2019	2020	Total
Construction	17,259	24,712	2,300	12,600	-	-	56,871
Plant	2,166	8,012	-	-	-	-	10,178
Community Relations	2,560		-	-	-	-	2,560
Permits & Engineering	1,396	-	-	-	-	-	1,396
Other Capex	2,103	2,000	-	-	-	-	4,103
Road Diversion	-	-	7,000	8,000	-	-	15,000
Land Purchases	14,548	-	-	-	-	-	14,548
Total Capex	40,032	34,723	9,300	20,600	-	-	104,656

Annual Operating cost estimates for the oxide gold project, broken down by major element, are detailed below.

Annual Operating Cost for Oxide Gold Project (in ‘000 US$)
Total Operating Costs and Operating Profit (‘000 US$)
	2015	2016	2017	2018	2019	2020	Total
Net Revenue	257,284	222,737	212,365	187,506	181,111	171,881	1,232,884
Total Operating Expenses	117,967	137,879	141,303	127,538	126,869	98,758	750,314
Closure Expenditures	1,500	1,500	1,500	1,500	1,500	1,500	9,000
Operating Profit (EBITDA)	137,817	83,358	69,562	58,467	52,743	71,624	473,570
Operating Profit Margin	53.57%	37.42%	32.76%	31.18%	29.12%	41.67%	38.41%

Sulfide Copper Project

An overall summary of operating costs for the sulfide project is presented in the table below.

Total Operating Cost Summary for the Sulfide Project
Units Cost
MINING
Mining Direct Cost ($ / t mined)	1.32
Mining Maintenance ($/mined)	0.02
Mining Indirects ($/mined)	0.60
PROCESSING
Power	1.73
Reagents & Consumables	1.30
Labour	0.66
Maintenance & Mobile Equipment	0.93
Total Processing Cost ($ / t milled)	4.61
GENERAL AND ADMINISTRATION	$22.6 M/y

Annual Information Form for the Year Ended December 31, 2015	43

Ausenco estimated an initial CAPEX of US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including $40 million for mine closure), for the 63Mt starter project.

The sensitivity analysis on the NPV and IRR for the sulfide project is shown in the table below:

Sensitivity Analysis for the Sulfide Project
	After Tax NPV
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574
			After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

Capital Cost - La Arena Phase II

The La Arena 2015 Technical Report also includes the pre-feasibility study on La Arena Phase II (identified in the La Arena 2015 Technical Report and the reproduction of the Executive Summary section of the La Arena 2015 Technical Report above as the “Sulfide Project”). The initial CAPEX for La Arena Phase II is estimated at US$314 million for the processing plant and all associated infrastructure such as camp relocation, power, drainage system, tailings facilities and contingency. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including $40 million mine closure), for the 63Mt starter project.

The initial capital cost estimate is summarized in table below, with all costs stated in US dollars with no provision for forward escalation of any costs. The base date of the estimate is the fourth quarter of 2014. A fully detailed estimate, WBS and estimate analyses are included as appendices to the La Arena 2015 Technical Report.

Initial Capital Estimate Summary
WBS	Level 1 Description	Total (Million) US$
2000	Mining	$0.9
3000	Process Plant	$125
4000	Site Services and Utilities	$11.3
5000	Site Infrastructure	$44.5
7000	Project Preliminaries	$32.3
8000	Indirect Costs	$54.5
9000	Owner’s Costs	$17.0
8800	Provisions	$28.6
Grand Total		$314

For the economic model, a sustaining CAPEX of 2% of the process plant, 1% of the site services and 1% of the internal infrastructure was allocated annually to the project cash flow. Additionally, the following items were included:

•	US$27.1 million were split between in years 4 and 6 for waste dump expansion;
•	US$4.0 million for liners on Calaorco tailings facilities;
•	US$3.1 million for contingency on Sustaining Capital; and
•	US$40.0 million for mine closure on year 11.

A total Sustaining Capital of US$61.2 million and Mine Closure of US$40.0 million dollar are included in the financial model.

44	Tahoe Resources Inc.

ECONOMIC ANALYSIS

Oxide Mineral Reserves at La Arena Gold Oxide Mine

As there has been a material change in Oxide Mineral Reserves at the La Arena Gold Oxide Mine, the La Arena 2015 Technical Report also discloses revised economic results due to this material change.

The Annual Cash Flow and Net Present Value (at a 5% discount rate) are presented in the table below. The economics results show robust financial results for the La Arena Gold Oxide Mine with positive outcomes for all periods and a total cash flow of US$218.6 million or a discounted value of US$180.5M. The table below shows annual net cash flow and the corresponding cumulative figures.

  Net Cash Flow

Net Cash Flow (After-Tax) (‘000 US dollars)
	2015	2016	2017	2018	2019	2020	Total
Pre Tax Cash Flow	59,296	48,635	60,262	37,867	52,743	71,624	330,426
Taxes	42,630	20,097	12,854	9,171	9,986	17,085	111,823
After Tax Cash Flow	16,666	28,538	47,408	28,696	42,757	54,539	218,603
Cumulative Cash Flow	16,666	45,203	92,611	121,307	164,064	218,603
Net Present Value (5%)	15,872	25,885	40,952	23,609	33,501	40,698	180,517
Cumulative NPV (5%)	15,872	41,757	82,709	106,318	139,819	180,517

The effects of changes in the major project assumptions and estimates used in the La Arena 2015 Technical Report were evaluated using the traditional approach of assessing variations in the metal prices, grades, operating cost, CAPEX and metallurgical recovery. The analysis was carried out by changing the input parameters within the cost model and assessing the NPV (at a 6% discount rate). A +/-10% range was used as shown in the table below.

Sensitivity Analysis on the NPV
Sensitivity Analysis on the 5% NPV (‘000 US dollars)
Low Range (-10%)
		Base Case	High Range (10%)
Gold Price of US$1,150
Inputs Variance (US$)	1,035	1,150	1,265
NPV (5%)	114,317	180,517	245,781
Grade Avg of 0.39
Inputs Variance(g/t Au)	0.35	0.39	0.42
NPV (5%)	114,552	180,517	245,565
Opex Avg of $3.00 /tonne mined
Inputs Variance (/tonne mined)	$2.70	$3.00	$3.30
NPV (5%)	244,266	180,517	116,767
LOM Capex Avg of $107,582M
Inputs Variance	$96,824	$107,582	$118,340
NPV (5%)	190,256	180,517	170,778
LOM Recovery Avg of 83.99%
Inputs Variance	75.59%	83.99%	92.39%
NPV (5%)	114,552	180,517	245,565

Sulfide Reserves at La Arena Phase II

As previously stated, a CAPEX of US$314 million is estimated for the processing plant and all associated infrastructure for La Arena Phase II. An additional US$61.2 million has been allocated for sustaining capital during the 10 year mine life, which totals an estimated CAPEX of US$415.5 million (including US$40 million for mine closure).

Annual Information Form for the Year Ended December 31, 2015	45

The sensitivity analysis on the NPV and IRR for La Arena Phase II is shown in the table below:

	Sensitivity Analysis on the NPV and IRR (Sulfide Project)
			After Tax NPV
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
0%	$115,931,418	$202,256,504	$285,492,823	$448,325,631	$606,298,959
4%	$57,148,889	$124,695,433	$189,213,692	$314,925,219	$436,670,624
6%	$34,108,807	$94,249,838	$151,479,447	$262,807,486	$370,539,024
8%	$14,441,544	$68,205,343	$119,203,512	$218,270,395	$314,068,574
10%	$(2,366,623)	$45,879,743	$91,521,670	$180,078,151	$265,657,574
			After Tax IRR
	2.50/lb Cu	2.75/lb Cu	3.00/lb Cu	3.50/lb Cu	4.00/lb Cu
IRR	9.70%	15.41%	20.15%	28.22%	35.16%

INTERPRETATION AND CONCLUSIONS

The increase in the gold oxide Mineral Resource is primarily due to the definition of extra resource to the west and at depth in Calaorco, as a direct result of the 2014 drilling program.

Oxide Mineral Reserves have increased due to the physical extension of the mineralization of the oxide deposit reflected in the new Mineral Resource estimates. The gold price of US$1,200 per ounce was not changed from the previous estimates and only costs were updated based on the performance of the year 2014.

The La Arena oxide mine continues to exceed budget expectations due to positive grade variances between resource models and mining, and the definition of additional resources at the mine.

The sulfide project reserve pit at 63 Mt is the starter pit which provides 10 years of steady mill feed at 18,000 tpd to the processing plant. The trade-off analysis conducted in Section 15 shows that this pit size represents the best discounted value for the project with lowest CAPEX. However, this pit is only a portion of a potentially larger pit from the 274 Mt resource.

RECOMMENDATIONS

Oxide Gold project

The La Arena 2015 Technical Report contained the following recommendations:

•	Define the northern strike extensions to the current gold oxide Resource through ongoing RC infill and extensional drilling;
•	Review the mine production plan for the sulfide project and smooth the total rock moved per period. An opportunity to reduce the peaks and lows on the mine production schedule was identified which allow better equipment utilization;
•	Carry out additional leaching test on blended material as an opportunity exists to optimize stockpiling with a detailed schedule;
•	Carry out carbon adsorption tests with pregnant liquor from leaching tests in order to identify carbon loading capacity when high copper ore is leached;
•	Conduct additional variability flotation tests at optimized conditions with new samples from drill holes samples inside the current pit design;
•	Conduct leaching tests of pyrite concentrate and cleaner scavenger tailings using a regrinding stage to determine if economic recovery of gold from these streams is feasible;
•	Future plant investigations may include gravity gold recovery tests on the cleaner scavenger tailings to determine if gold losses in tailings can be reduced and to produce a gravity concentrate that can be combined with the final copper concentrate;
•	Perform additional testing on the sulfide waste rock facilities to better refine their physical and mechanical properties to further develop the stacking and the PAG waste rock encapsulation and leachate collection strategy;
•	Revise the Calaorco tailings feasibility study to incorporate the changes in Calaorco pit geometry;
•	Complete purchasing the land required for the gold oxide project, for the public road deviation, and continued land purchases for the sulfide project;
•	Update the site closure plan the new details of the proposed Sulfide operation; and

Revise the detailed re-logging of the sulfide deposit, in 2015, and determine if a more selective model can be constructed with sufficient geological confidence to potentially lift grade and therefore advance the project further.

46	Tahoe Resources Inc.

THE SHAHUINDO MINE

RECENT ACTIVITIES AT SHAHUINDO

Construction of the Shahuindo Mine commenced early in the second quarter of 2015, with commissioning of the mine and processing facilities initiated in the fourth quarter of 2015. Approximately 164,000 tonnes at an average gold grade of 1.05 g/t were placed on the leach pad in November and December 2015. Plant construction advanced slightly ahead of schedule, providing the opportunity to test the desorption/electrowinning circuits, retort, and furnace in late December. While the overall plant flow rates had not yet reached capacity, the test determined that all circuits were operating as intended during initial commissioning. The test resulted in pre-production recovery of 581 ounces of gold and 347 ounces of silver in doré.

The Company completed final construction of the 10,000 tpd phase one plant and infrastructure in January 2016 and has begun the ramp-up to phase one design parameters. The Company anticipates commercial production in the second quarter of 2016.

The Company continues to advance design and test work to optimize the mine sequence, determine possible crushing and agglomeration requirements and scenarios for phase two operations, and provide long-term capital and operating cost estimates. Details of this work are described in the Shahuindo Feasibility Study issued by the Company on January 25, 2016. Concurrent with optimization studies, permitting, construction of the life of mine leach pad and fabrication of the carbon regeneration circuit are underway; all designed to support the currently envisioned 36,000 tpd phase two production rate.

Measured and Indicated Mineral Resources for the Shahuindo oxide deposit total 143.1 million tonnes at average grades of 0.50 g/t au and 6.7 g/t ag, containing 2.3 million ounces of gold and 30.7 million ounces of silver. The effective date of the Shahuindo oxide mineral resource estimate is April 15, 2015. Proven and probable mineral reserves for the Shahuindo oxide mine total 111.9 million tonnes with average grades of 0.53 g/t au and 6.85 g/t ag, containing 1.9 million ounces of gold and 24.5 million ounces of silver. The effective date of the Shahuindo oxide mineral reserve estimate is November 1, 2015.

HISTORY

Legal rights to the mineral leases of Shahuindo were in dispute between 1996 and 2009. A number of Peruvian, Mexican and Canadian companies have been involved in numerous legal processes that were eventually settled in 2009 with 100% ownership being legally registered to Shahuindo SAC (previously Sulliden Shahuindo SAC), a wholly owned subsidiary of the Company.

Sulliden Shahuindo SAC entered into a Transfer of Mineral Rights and Properties Contract, named Contrato de Transferencia de Propiedades Mineras, with Compañia Minera Algamarca SA and Exploraciones Algamarca S.A covering 26 mineral claims and 41 surface rights, which was formalized by public deed dated November 11, 2002.

Subsequently, the vendors (Compañia Minera Algamarca SA and Exploraciones Algamarca SA), controlled by new stockholders and other companies of the same group, challenged the Transfer of Mineral Rights and Properties Contract and launched a number of judicial proceedings against Sulliden Shahuindo SAC. Sulliden Shahuindo SAC also commenced legal proceedings to confirm their rights under this agreement and a number of other judicial proceedings to protect its title to the Shahuindo property. In 2009, Sulliden Shahuindo SAC prevailed and maintained 100% of the mineral claims and surface rights.

In 2012, Kappes Cassiday & Associates and Mine Development Associates prepared the NI 43-101 “Technical Report on the Shahuindo Heap Leap Project, Cajabamba, Peru” on behalf of Sulliden Gold Corporation which reported Mineral Resources and Mineral Reserves for the Shahuindo Project. This report has since been superseded by the Shahuindo Feasibility Study discussed herein.

In August 2014, Rio Alto acquired all of the outstanding shares of Sulliden Gold Ltd. and became the owner of Shahuindo Mineral claims and surface rights under their Peruvian subsidiary, Shahuindo SAC.

In April 2015, Tahoe completed an acquisition of Rio Alto, acquiring control of Shahuindo SAC and the Shahuindo Mineral claims and surface rights. Shahuindo SAC remains as Tahoe’s wholly owned operating company for the Shahuindo Mine.

SHAHUINDO FEASIBILITY STUDY

Tahoe prepared the Shahuindo Feasibility Study in respect of the following triggering events for the Shahuindo Mine:

•	The Mineral Resources and Mineral Reserves estimates have been updated as the result of data obtained from drilling and additional engineering studies conducted in 2014 and 2015. Mining studies incorporate updated cost estimates and financial analyses;
•	Tahoe has revised the mining strategy for the Shahuindo Mine; and
•	Tahoe has conducted further metallurgical testing on the ore at Shahuindo and has revised the metallurgical assumptions and flowsheet for the project.

The Shahuindo Feasibility Study has been completed having an effective date of January 1, 2016. The effective dates of the Mineral Resources estimate and Mineral Reserves estimate are April 15, 2015 and November 1, 2015, respectively.

Annual Information Form for the Year Ended December 31, 2015	47

Unless otherwise noted, units are metric. The Shahuindo Feasibility Study has been prepared in compliance with the disclosure and reporting requirements set forth in NI 43-101, as well as with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Reserves, Definitions and Guidelines” (CIM Standards) adopted by the CIM Council on December 2000 and modified in 2005 and 2010.

A more complete description of the Shahuindo Mine may be found within the Shahuindo Feasibility Study, a copy of which is available on the Company’s profiles on SEDAR and EDGAR. Unless stated otherwise, information in this section is summarized, complied, extracted or incorporated by reference from the Shahuindo Feasibility Study. The Shahuindo Feasibility Study was prepared in accordance with NI 43-101 by Qualified Persons. Defined terms used in this summary shall have the meanings ascribed to such terms in the Shahuindo Feasibility Study. The reference numbers of the tables and figures set out in this section are those attributed by the Shahuindo Feasibility Study. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Shahuindo Feasibility Study. Readers are encouraged to read the full Shahuindo Feasibility Study.

Technical Report Highlights

Tahoe, through its wholly owned subsidiary, Shahuindo SAC, owns and operates the Shahuindo Mine in Peru. The Shahuindo deposit is an intermediate-sulfidation sediment-hosted epithermal gold-silver deposit which the Company has initiated open pit mining and heap leaching of oxide ore. Metal recovery is by carbon-in-column adsorption-desorption-refining (“ADR”) processes which produces a gold-rich doré for sale to international refineries.

Construction of the Shahuindo Mine commenced in mid-2014, with commissioning of the mine and processing facilities in the fourth quarter of 2015. The Company anticipates achieving commercial production at Shahuindo in the second quarter of 2016.

Production at Shahuindo is scheduled in two phases: Phase 1 processes coarse-grain run-of-mine (ROM, i.e., no crushing required) material at an initial rate of 10,000 tonnes of ore per day (tpd) in 2016; a second adsorption column circuit will be installed in mid-2016 to increase the plant processing capacity to accommodate increased mining rates. Phase 2 begins in 2018 and continues through the end of the current mine life with the plant capacity increased to 36,000 tpd to process mixed coarse- and fine-grain ore that requires crushing and agglomeration prior to leaching. The phased approach enables gold production as soon as possible with minimal capital expenditure, thus generating cash flow early in the project.

The prefeasibility study supports the declaration of Proven and Probable Mineral Reserves. The study provides economic parameters for the Shahuindo Mine from January 1, 2016 forward.

Highlights of the study include:

•	Measured and Indicated Mineral Resources of 143.1 million tonnes and 2.28 million oxide gold ounces at an average gold grade of 0.50 gram per tonne (g/t);
•	Proven and Probable Mineral Reserves of 111.9 million tonnes at an average gold grade of 0.53 g/t, containing 1.91 million ounces of gold;
•

Average annual gold production (i.e., gold in doré) of 78,000 ounces in the first two years of production (Phase 1) and 169,000 ounces in years three through ten (Phase 2). Total gold produced in doré over the LOM is estimated to be 1.504 million ounces;

•	As of January 1, 2016, capital costs are estimated at $179.6 million for project (construction) capital and $140.7 million for sustaining capital over the LOM;
•	After tax net present value at a 5% discount rate (NPV5) of $318.9 million and an internal rate of return (IRR) of 40.6% with a payback period of 4.1 years at the base case metal prices; and
•

Exploration conducted by previous owners and by Tahoe demonstrates considerable potential to add additional gold ounces to the production profile at Shahuindo and has identified multiple exploration prospects in the district.

Mineral Resources and Mineral Resources are reported using metal prices of $1,200/oz Au and $15/oz Ag. Mineral Resources are reported within a $1,400/oz Au pit shell at a gold-equivalent (AuEq) cut-off grade of 0.14 g/t. The financial analysis uses escalating metal prices over the LOM beginning with $1,100/oz Au in 2016 and increasing in $100/oz increments annually to $1,400/oz Au in 2019 where it remains constant through the end of the mine life. Likewise, silver prices used are $14.75/oz in 2016, $17.25/oz in 2017, $20.00/oz in 2018, and $23.50/oz in 2019 and forward to the end of the mine life. Silver has a negligible contribution to the mine economics.

Reliance on Other Experts

The authors of the Shahuindo Feasibility Study, state that the information, opinions, estimates, and conclusions contained herein are based on:

•	Information available at the time of preparing this report;
•	Assumptions, conditions, and qualifications as set forth in this report; and
•	Data, reports, and other information supplied by the Company and other third party sources.

None of the authors of the Shahuindo Feasibility Study are experts in verifying the legal status or ownership of mining concessions and surface lands in Peru. As such, the authors have relied on outside independent Peruvian legal counsel to verify the validity of Shahuindo SAC’s mining concessions and surface land ownership. The following title opinions were prepared on behalf of the Company:

48	Tahoe Resources Inc.

•	Title Opinion on the Shahuindo Mining Concessions, prepared by Pickmann and Ruiz (2015) for Tahoe Resources Inc. (unpublished); and
•	Title Opinion on the Shahuindo Surface Lands, prepared by Pickmann and Ruiz (2015) for Tahoe Resources Inc. (unpublished).

MINERAL TENURE

The Shahuindo Mine comprises one mineral right, Acumulacion Shahuindo, which includes 26 mineral titles 100% controlled by Tahoe’s wholly owned subsidiary, Shahuindo SAC, and has an approximate area of 7,338.91 hectares. Shahuindo SAC also controls the neighboring Vikingo and Vinkingo I concession covering 1,858 hectares.

The mining rights and surface rights are registered under the name of Shahuindo SAC in the government title registry office of La Superintendencia Nacional de los Registros Públicos (SUNARP). The mining claims have no expiry date. All concessions are subject to an annual payment of $3 per hectare to the Peruvian government. All claims are in good standing as of the effective date of the Shahuindo Feasibility Study.

Shahuindo SAC has acquired 381 surface rights within the Shahuindo Mine area to date, covering a total area of approximately 2,559 hectares. Some of these surface rights were used to relocate local land owners into new areas. Shahuindo SAC also acquired additional surface rights outside the mining concessions for the same process of relocating land owners. The Company controls sufficient surface lands to accommodate the infrastructure necessary to operate the Shahuindo mining project as envisioned in the Shahuindo Feasibility Study.

Mineral Title Summary

Concession	Application Area (hectares)	Actual Size (hectares)	Application Method	Date of Grant
San Jose	2.83	2.83	Stake-based	July 2, 1917
Puma Shahuindo	2.33	2.33	Stake-based	July 5, 1917
Pilacones 8	601.59	58.66	Grid-based	January 29, 1998
Pilacones 7	300.8	3.45	Grid-based	November 18, 1996
Pilacones 6	1002.62	401.38	Grid-based	ApriI 9, 1999
Pilacones 5	701.82	492.35	Grid-based	April 21, 2003
Pilacones 4	100.26	20.93	Grid-based	April 1, 1996
Pilacones 3	902.36	571.15	Grid-based	August 31, 1997
Pilacones 2	701.85	246.85	Grid-based	December 30, 1997
Perdida 3	601.96	548.65	Stake-based	November 30, 1994
Perdida 2	391.11	357.92	Stake-based	August 24, 1995
Perdida 1	601.72	570	Stake-based	November 30, 1994
Nltrogeno	2	2	Stake-based	August 7, 1922
Moyan 3	280.78	280.78	Stake-based	November 30, 1994
Moyan 2	201.36	201.36	Stake-based	November 30, 1994
Moyan 1	541.48	541.48	Stake-based	February 16, 1995
Malvas	250.68	250.68	Stake-based	September 26, 1959
Malvas 92	701.904	295.07	Stake-based	August 6, 1999
Descubridora	4.25	4.25	Stake-based	June 19, 1917
Antimonlo	2	2	Stake-based	June 2, 1921
Algamarca 4	993.17	980	Stake-based	March 8, 1991
Algamarca 2B	20.33	20.34	Stake-based	February 16, 1995
Algamarca 2	200.56	200.56	Stake-based	October 31, 1994
Algamarca 1	501.35	501.35	Stake-based	April 23, 1991
Acumulaclon	802.15	797.9	Stake-based	March 31, 1987

Annual Information Form for the Year Ended December 31, 2015	49

Shahuindo Mineral Concessions

PERMITS

The Shahuindo Mine operates under an initial Environmental Impact Statement (EIA, Estudio de Impacto Ambiental) approved in 2013. The EIA was prepared according to the Ministry of Energy and Mines (MEM) requirements and complies with Peruvian regulations.

As of the effective date of this report, most required permits have been obtained, with the remaining permits being in the final stages of approval. The following list describes the status of the required permits for operations as of January 1, 2016:

•	Certificate for the inexistence of Archaeological Remains – Approval granted.
•	Environmental Impact Assessment (EIA) - Approval granted. Expansion EIA in process.
•	Mine Closure Plan – Approval granted
•	Beneficiation Concession – Approval granted.
•	Water usage permit – Approval granted.
•	Mining Plan – Final stage of evaluation with Ministry of Energy and Mines.
•	Operations Permits – In process; approvals expected in January 2016.

All permits and any new permits will be renewed or obtained as required. It is expected that all remaining permits required for full operations will be obtained in early 2016.

ACCESS, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY

Access

The Shahuindo Mine is located in northern Peru approximately 970 kilometers by road north-northwest of Lima. The project site can be accessed from Lima by traveling north on Highway 1 (Pan-American Highway) to Ciudad de Dios, then east on Highway 8 to Cajamarca. The site is approximately 130 kilometers from Cajamarca via asphalt-paved highway (100 kilometers on Highway 3N), and gravel and dirt roads.

There are several seaports available to the Company for equipment import – the Port of Callao in Lima, Port of Paita (northern Peru) and Port Salaverry at Trujillo. There are daily flights between Lima and Cajamarca on Peruvian national airlines.

Climate

Climate in the area is typical of the sierra region. It is cold and dry during the dry season and humid during the rainy season. Rainfall typically occurs between October and April (wet season), with occasional sporadic showers in the other months. The average annual rainfall is about 1000mm with an extreme wet year having a rainfall of 1,550mm and an extreme dry year receiving 449mm. The dry season months are May through September.

50	Tahoe Resources Inc.

The average daily temperature is 15.7ºC, reaching 23.1ºC during the day and decreasing to 7.5ºC in the night. The average minimum temperature is 9.7ºC and the average maximum temperature is 22.3ºC.

Local Resources

The Shahuindo Mine is located in an economically depressed area where subsistence agriculture is the main activity.

Manning requirements for the project are sourced according to the company’s employment policy, with priority given to the local area, then expanding to the surrounding communities, including Cajabamba, whenever possible. More experienced and technical personnel have been recruited from Cajamarca and from throughout Peru. The project currently employs approximately 1,300 people, with the majority of employees from within Cajamarca province.

Power for the operations will initially be from diesel generators located on site. As the mine ramps up production, the site will be connected to the trans-national 220 kV transmission line which was recently completed and passes within 3 kilometers of the site. It is currently planned to connect to line power in the second half of 2017, via a substation partially built by Sulliden which will require upgrading. From 2018 while processing 36 ktpd, the project will consume up to a maximum of approximately 45 million kWh of power per year. Maximum total demand power for the project is approximately 7.4MW. When the substation is completed, it will have an installed capacity of 40 MW.

The Shahuindo heap leach project will require a water supply for mining; processing, camp and other support facilities. Water demand will be highest during the dry season. During an average dry season, Anddes predicted the maximum water requirement to be up to 12.7 liters per second (L/s) in the dry season for the initial phase of operations (Anddes, 2015j). From January 2018, when the project ramps up to 36 ktpd and the primary leach pad is commissioned (Pad 2B), the operating flow for leaching activities is estimated to be as high as 39.9 L/s (Anddes, 2015c). Most of this water will be recycled through the closed circuit leach pad - pregnant solution pond - adsorption circuit - barren solution pond - leach pad.

Physiography

The Shahuindo site is located on the west side of the Condebamba River valley. The topography varies from rolling hillsides to steep ravines. Elevation across the project varies from 2,400 m above sea level to 3,600 m above sea level. The project area is classified as neo-tropical Peruvian “Yungas” by the World Wildlife Fund.

GEOLOGIC SETTING AND MINERALIZATION

The Shahuindo deposit is located on the eastern flank of the Andean Western Cordillera in northern Peru, within a regional fold and thrust belt of predominantly sedimentary rocks. The region is particularly well-endowed with mineral occurrences varying from low-to-high sulfidation systems and from porphyry through polymetallic to epithermal deposits.

Mineralization at Shahuindo is best described as an intermediate-sulfidation epithermal system, though high-sulfidation mineralization occurs at depth and in the core of hydrothermal breccias. Oxidation of mineralization extends to a depth of 150m below surface. In the weathered oxide facies, gold and silver are associated with the presence of jarosite and hematite. In the underlying fresh sulfide facies, gold is typically extremely fine grained with the related mineral species not yet identified.

The principal zone of mineralization in the Shahuindo district occurs in a belt between two large-amplitude regional-scale folds, the Algamarca anticline and the San Jose Anticline. The Algamarca anticline is upright and symmetrical with amplitude of at least 400m, whereas the San Jose fold is an asymmetric, overturned, northeast-vergent fold with a shallowly dipping axial surface and amplitude of at least 300m. Important structural elements include fold limbs and fold axial surfaces, fold-related fractures, faults and related extension fractures, breccia dikes and irregular bodies, and igneous intrusive contacts.

Both structure and lithology control the location, shape, and orientation of the mineralization. The mineralization is hosted within the siliciclastic sandstone-dominant Farrat Formation and the underlying sedimentary Carhuaz formation. These sedimentary rocks have been intruded by at least three felsic stocks which tend to be located along faults and cores of anticlinal structures. In addition, the metallurgical recovery of gold is affected by lithology with the identification of five primary geometallurgical domains based on the relationship between lithology and grain size and gold recovery. Modelling the distribution and occurrence of lithologic units / geometallurgical domains is critical to mine planning.

DEPOSIT TYPE

The Shahuindo deposit formed in a predominantly intermediate-sulfidation epithermal system of probable Miocene age. Distinguishing characteristics of an intermediate-sulfidation environment include mineral assemblages indicating a sulfidation state between those of high and low sulfidation types, relatively high total sulfide content of five to 10 percent in the sulfide environment, presence of silver sulfosalts, and association with andesitic to dacitic volcanics. Magmatic associated fluids are implied. There is no evidence of adularia at Shahuindo, thus ruling out a low-sulfidation environment. There are some observances of enargite at depth, suggesting a mixed intermediate- to high-sulfidation system.

EXPLORATION

Prior to 1990, exploration was conducted by Algamarca on the Shahuindo property though no public records are available to provide details of Algamarca’s work. From 1990 to 1998, Alta Tecnología e Inversión Minera y Metalúrgica SA (Atimmsa), Asarco LLC (Asarco), and Southern Peru Copper Corp. (Southern Peru) explored the Shahuindo Project area, completing mapping, geochemical sampling, and reverse circulation (RC) and core drilling.

Annual Information Form for the Year Ended December 31, 2015	51

Val Dór Geofisica Peru conducted magnetic and induced polarization geophysical surveys between 2002 and 2012 on behalf of the prior owners of Shahuindo. There have been no additional geophysical surveys completed on the concession since the acquisition of the deposit by Rio Alto in 2014.

Most of the accessible underground adits located on the concession were sampled prior to 2012. Where possible, samples were taken from the adit portal and along the accessible portion of the tunnel. Most samples were vertical and non-continuous. Approximately 140 small adits were sampled.

Detailed soil sampling completed by Sulliden between 2003 and 2012 revealed a series of continuous, parallel gold anomalies in the central and northern areas of the concession. Base metal anomalies were found to the northwest and to the southeast of the concession.

The present exploration strategy at Shahuindo utilizes relatively standard exploration techniques that include detailed surface geologic mapping, surface geochemical sampling, and drill testing. The most effective exploration tool at Shahuindo has been core and RC drilling. Samples have also been collected from underground workings in the northern portion of the project area which has seen exploitation by informal miners.

Several targets proximal to the Shahuindo deposit have been identified in the district from geophysical surveys, prior informal mining operations, surface mapping and geochemical sampling, and drilling.

The focus on the 2014-2015 work plan was to infill drill the existing resource/reserve; hence only a small amount of exploration work has been carried out on other exploration targets outside the planned pit limits during this period.

DRILLING

A total of 1,039 holes drilled by Atimmsa, Asarco, Southern Peru, Sulliden and Tahoe have been used to model and estimate the resource at Shahuindo. Reverse circulation (RC) (604 holes) and diamond drilling (435 holes) have both been carried out on the property. The cut-off date for drill data inclusion in the resource model is April 15. 2015. The table below is a summary of the drilling included in the resource model.

Shahuindo Drilling Summary

Company	Year	Diamond Core		Reverse Circulation		Total Drill Holes	Total Meters
		Number	Meters	Number	Meters
Attimsa	1992	-	-	11	744	11	744
Asarco	1994-1996	55	8,105	31	3,681	86	11,786
Southern Peru	1997-1998	16	1,818	80	9,755	96	11,573
Sulliden	2003-2012	352	72,913	248	42,477	600	115,389
Rio Alto	2014-2015	12	1,258	234	23,264	246	24,522
Total	1992-2015	435	84,094	604	79,921	1,039	164,015

The majority of the RC drilling completed by Rio Alto in 2014 and 2015 was within the current resource. The database also includes twelve diamond core holes that were drilled for geotechnical purposes and subsequently sampled for analyses. The majority of the drilling in the oxide domain within the resource is on a nominal spacing of 25m x 25m due to the extensive RC infill programs conducted in 2014 and 2015.

Upon its acquisition of Rio Alto in April 2015, Tahoe has continued drilling diamond core and RC for infill, step-out, geotechnical, hydrology, and condemnation purposes.

From April 15, 2015 (the cut-off date for inclusion of drill data in the resource estimate) through December 31, 2015, Tahoe continued infill drilling within the current resource and pit shell, step-out drilling to expand the resource, geotechnical, metallurgical and condemnation drilling in support of operations, and exploration drilling at the proximal San Lorenzo, La Chilca, and Choloque targets. Post-resource drilling completed by Tahoe in 2015 includes 180 core and RC holes totaling 32,717 meters.

Six core holes and 19 RC holes totaling 5,807 meters were collared inside of the current resource boundary and pit shell to aid in geologic interpretation and confirm grade estimates in areas of wider drill spacing. The six core holes were extended to target sulfide mineralization underlying the oxide resource.

Ten core holes and 40 RC holes totaling 12,042 meters were drilled around the periphery of the pit boundary to test for the continuation of mineralization beyond the currently defined pit extents. The drilling successfully identified mineralization outside of the northeast and southwest margins of the pit shell that will be incorporated into mine plan.

52	Tahoe Resources Inc.

Thirty-four drill holes (six core and 28 RC) totaling 6,114 meters were completed on the San Lorenzo, Choloque and La Chilca targets proximal to the Shahuindo resource. The San Lorenzo and La Chilca zones are associated with northeast-trending structures that cross the northwest-trending San Jose anticline, which is the dominant control of mineralization at Shahuindo. The northeasterly structural controls appear similar to the structural trends associated with gold-bearing veins in the nearby Algamarca district and likely represent a secondary structural control at Shahuindo. Three core holes were drilled at La Chilca to test oxidation levels and the continuity of mineralization along this northwest-trending structure northwest of the current Shahuindo resource.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

Tahoe has limited information about sample preparation and analyses for the drill programs prior to the major drill programs by Sulliden beginning in 2003. The drilling prior to Sulliden’s work is considered to be a minimal risk to the estimate of Mineral Resources, as this dataset accounts for only 15% of the data used in the estimate and many of the holes drilled prior to Sulliden have been twinned or offset with new drill holes.

From 2003 to 2012, Sulliden’s sampling and sample dispatch for the Shahuindo Project were carried out under the supervision of Sulliden staff. Samples were sent to ALS Minerals (ALS, formerly known as ALS Chemex) in Lima for sample preparation and analysis. Samples were prepared and analyzed using industry-standard practices, including the use of quality assurance and quality control (QA/QC) duplicates, blanks, and assay standards. The ALS laboratory in Lima is ISO 9001:2008 and ISO 17025:2005 certified.

Samples from Rio Alto’s 2014-2015 drill programs were analyzed by CERTIMIN (Lima). Gold was assayed with a 50-gram fire assay using an atomic adsorption finish. Fire assays were repeated using with a gravimetric finish for samples whose initial fire assay results were greater than 10 g/t Au. Rio Alto employed a QA/QC program of field duplicates, blanks and assay standards. The CERTIMIN laboratory is ISO 9001 certified for geochemical, metallurgical and environmental sample analyses. Tahoe continues to use the CERTIMIN laboratory in Lima as its primary assay lab for its continued drilling at the Shahuindo Mine.

Drill core and RC sampling procedures, sample analyses, QAQC procedures and sample security employed at Shahuindo are of sufficient quality for use in the resource estimate.

DATA VERIFICATION

Tahoe conducted an audit of the 2014-2015 Rio Alto assay database (data through April 15, 2015) by comparing the analytical results reported in the hard copy certificates received from the laboratory (CERTIMIN) to the digital database used for the resource estimate. Tahoe compared 100% of the gold and silver assays in the database against the laboratory certificates with no errors detected.

The QA/QC programs conducted on the Shahuindo samples and the multiple database audits are sufficient to ensure that the data used in the resource estimate is valid. While there are some discrepancies regarding the silver standards used by Rio Alto in 2014 and 2015, this is not considered material as silver has a negligible contribution to the economics of the project.

MINERAL PROCESSING AND METALLURGICAL TESTING

The mineral processing and metallurgical testing that included cyanidation and flotation testing programs have been conducted on composite samples from the Shahuindo Mine by various companies starting in 1996. These companies include Asarco, Compania Minera Algamarca, Sulliden, Rio Alto and Tahoe, with test work conducted at Dawson Metallurgical Laboratories, Kappes, Cassiday & Associates (KCA), Heap Leach Consultants (HLC), SGS and Tahoe’s La Arena laboratory.

Results from the cyanidation tests conducted by KCA from 2009 to 2012 and in 2014, and by Tahoe (Rio Alto) in 2014 and 2015 on core drill hole and surface composites were used in the development of the recovery and leach design parameters for use in the prefeasibility study. The results of the testing program indicate excellent gold recoveries at both run-of-mine (ROM) and coarse crush sizes with low to moderate reagent requirements, implying amenability to heap leaching. Silver recoveries were generally low.

Compacted permeability tests on -25mm crushed samples were conducted, both with and without cement. The results are variable with one-third of the tests conducted in 2015 failing. The results from KCA’s compacted permeability tests on -32mm composites conducted in 2012 indicated that mixing of the more weathered samples with competent material would be required to maintain permeability at 6 kg of cement per tonne of ore. Two of the three KCA tests passed the compacted permeability tests at a simulated heap height of approximately 110 meters.

Maintaining heap permeability and minimizing channeling at higher heap heights constitutes a risk to the project, as additional agglomeration and compacted permeability testing is required. Tahoe will conduct further test work on the agglomeration circuit before operations in 2018 (Phase 2). This will include further work on maximizing recovery and determining the maximum leach pad height.

Annual Information Form for the Year Ended December 31, 2015	53

MINERAL RESOURCE ESTIMATE

The Mineral Resource estimate has been classified as Measured, Indicated and Inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The Mineral Resource estimate was prepared and reported in accordance with NI 43-101, and classifications adopted by the CIM Council.

The Mineral Resource estimate for the Shahuindo deposit contains Measured and Indicated Mineral Resources (oxide) of 143.1 million tonnes at average grades of 0.50 g/t Au and 6.7 g/t Ag, containing 2.28 million ounces of gold and 30.7 million ounces of silver. Inferred Mineral Resources (oxide) total 2.6 million tonnes at average grades of 0.42 g/t Au and 7.4 g/t Ag; containing 36,000 ounces of gold and 626,000 ounces of silver. Sulfide resources total 87.7 million tonnes at average grades of 0.71 g/t Au and 21.1 g/t Au; containing 2.0 million ounces of gold and 59.4 million ounces of silver. All sulfide resources are classified as Inferred Mineral Resources. The effective date of the Shahuindo Mineral Resource estimate is April 15, 2015.

The table below shows a summary of the Shahuindo Mineral Resources, at cut-off grades for oxide material of 0.14 g/t AuEq and sulfide material of 0.50 g/t AuEq.

Shahuindo Mineral Resources

Material Type	Resource Classification	Tonnes (M)	Au (g/t)	Ag (g/t)	Au Ounces (koz)	Ag Ounces (koz)
Oxide	Measured Mineral Resources	96.5	0.50	6.7	1,546	20,901
	Indicated Mineral Resources	46.6	0.49	6.5	736	9,778
	Measured and Indicated Mineral Resources	143.1	0.50	6.7	2,282	30,679
	Inferred Mineral Resources	2.6	0.42	7.4	36	626
Sulfide	Inferred Mineral Resources	87.7	0.71	21.1	2,002	59,441

Numbers may not add due to rounding

Oxide resources are reported within a $1,400/oz Au optimized open pit shell. Gold-equivalent grades were calculated in the Shahuindo resource block model using the individual gold and silver grades for each block and metal prices of $1,200/oz Au and $15/oz Ag using the formula:

AuEq g/t = Au g/t + (Ag g/t x 15/1200)

The sulfide Mineral Resources at Shahuindo are classified entirely as Inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the Inferred sulfide resource is reported at a 0.5 AuEq g/t cut-off using the same metal prices as used for calculating the oxide gold-equivalent values.

The drill data used for the estimate of Mineral Resources includes data from all drilling completed through April 2015. The drill hole information includes collar location, downhole survey, assay, lithology and oxidation data.

Lithological, oxidation and structural models were created to model the distribution of mineralization to the pertinent geologic domains. Gold mineralization domains were created using a 0.1 g/t Au cut-off; these domains were used as hard boundaries to constrain the grade estimate. Silver values have been estimated inside the gold domains. A suite of other elements were also modeled and estimated into the block model, including sulfur, copper, lead, zinc, arsenic, molybdenum, calcium, total iron, sodium and manganese. The economic contribution of these elements is not material to the project.

MINERAL RESERVE ESTIMATE

The Shahuindo Mineral Reserve estimate has been classified as Proven and Probable, applying applicable mining, metallurgical, economic, permitting, and other relevant factors to the Measured and Indicated Mineral Resources. The Mineral Reserve estimate was prepared and reported in accordance with NI 43-101, and classifications adopted by the CIM Council.The Shahuindo Proven and Probable Mineral Reserves total 111.9 million tonnes of oxide material at average grades of 0.53 g/t Au and 6.82 g/t silver; containing 1.91 million ounces of gold and 24.5 million ounces of silver at a cut-off grade of 0.18 g/t Au. Mineral Reserves are inclusive of Mineral Resources. There are no sulfide Mineral Reserves reported. The effective date of the Shahuindo Mineral Reserve is November 1, 2015.

The Shahuindo Mineral Reserve estimate is summarized in the table below:

Shahuindo Mineral Reserve

Reserve Classification	Tonnes (M)	Au Grade (g/t)	Ag Grade (g/t)	Au Ounces (000s)	Ag Ounces (000s)
Proven Mineral Reserve	82.7	0.54	6.92	1,424	18,400
Probable Mineral Reserve	29.2	0.51	6.54	483	6,142
Proven & Probable Mineral Reserve	111.9	0.53	6.82	1,906	24,541

Numbers may not add due to rounding

54	Tahoe Resources Inc.

Metal prices used for reporting Mineral Reserves are $1,200 per ounce gold and $15.00 per ounce silver. The Mineral Reserve estimate does not include process recovery factors or plant losses.

The cut-off grade for the Mineral Reserves was calculated from operating costs experienced at Tahoe’s La Arena Mine, the estimated metallurgical performance sourced from test work and engineering first principles. Proven and Probable Mineral Reserves include five percent dilution at zero grade and mining losses of two percent. Resources within the mine plan classified as Inferred were considered to have no economic value and have been classified as waste in the mining schedule.

MINING METHODS AND MINE PRODUCTION SCHEDULE

The Shahuindo Mine is an open pit heap leach operation. The mining method used is a conventional drill/blast, shovel and dump truck operation. The mining will be executed under an alliance style contract similar to the mining operation at the Company’s La Arena Mine.

The mining schedule at Shahuindo consists of two phases. Phase 1 entails mining higher grade starter pits providing ROM material to the Phase 1 leach pads in 2016 and 2017; the average mining rates in 2016 and 2017 are approximately 15,800 tonnes of ore per day and 15,300 tonnes of ore per day, respectively. Phase 2, beginning in 2018, includes the addition of a crushing and agglomeration facility, increased plant capacity and an additional leach pad. The mining rate in Phase 2 increases production to meet the Phase 2 plant capacity of 36,000 tonnes of ore per day, which will require an upgraded mining fleet.

The LOM production schedule as of January 1, 2016 forecasts the Shahuindo Mine to produce and deliver to the processing facilities a total of 110.9 million tonnes of ore at an average gold grade of 0.53 g/t, and average silver grade of 6.86 g/t. The LOM plan is summarized in the table below.

Life of Mine Mining Schedule

	Unit	2016	2017	2018	2019	2020	2021
Ore Tonnes	k tonnes	5,756	5,602	10,289	13,412	13,039	12,352
Au Grade	g/t	0.68	0.54	0.64	0.48	0.48	0.51
Ag Grade	g/t	5.95	5.73	7.24	6.45	7.05	6.47
Waste Tonnes	k tonnes	4,954	4,113	21,835	18,895	19,246	19,893
Strip Ratio	waste:ore	0.86	0.73	2.12	1.41	1.48	1.61
Total Tonnes	k tonnes	10,710	9,715	32,124	32,306	32,285	32,245
Au Mined	k oz	126	97	212	206	200	201
Ag Mined	k oz	905	1,090	2,524	2,741	2,954	2,568

	Unit	2022	2023	2024	2025	Total
Ore Tonnes	k tonnes	16,066	14,405	12,732	7,236	110,890
Au Grade	g/t	0.50	0.59	0.52	0.49	0.53
Ag Grade	g/t	7.79	7.16	6.36	7.30	6.86
Waste Tonnes	k tonnes	16,395	15,922	17,497	11,106	149,855
Strip Ratio	waste:ore	1.02	1.11	1.37	1.53	1.35
Total Tonnes	k tonnes	32,461	30,327	30,230	18,342	260,485
Au Mined	k oz	258	273	215	113	1,900
Ag Mined	k oz	3,599	3,143	2,663	2,246	24,470

PROCESSING

Gold from the Shahuindo Mine will be extracted from the ore via heap leach and then processed by carbon-in-column, adsorption-desorption-refining (ADR) operations. The civil and geotechnical design of the leach pads were engineered by Anddes Asociados SAC; the process plant was engineered by Heap Leaching Consulting SAC, both of Lima, Peru. The start-up production plan for the processing of Shahuindo ore is 10,000 tpd (Phase 1) with processing capacity expanded early in the second half of 2016. Average processing rates in 2016 and 2017 are about 12,200 tonnes of ore per day and 16,500 tonnes of ore per day, respectively. The process plant facilities will be further expanded in Phase 2 to 36,000 tonnes per day. The Phase 2 expansion to be implemented in 2018 will include a crushing and agglomeration circuit that includes a single-stage crusher and screen, cement and lime addition to the fines, agglomeration in belt conveyors and stacking system to place ore onto the leach pad.

The Shahuindo Mine is scheduled to produce a total of 1.504 million ounces of gold and 2.8 million ounces of silver in doré over a 10 year period. The table below summarizes the life of mine process plant throughput schedule and ounce production.

Annual Information Form for the Year Ended December 31, 2015	55

Life of Mine Process Plant Throughput

	Unit	2016	2017	2018	2019	2020	2021
Heap Leach Process Tonnes	k tonnes	4,446	6,022	11,179	13,000	13,039	12,352
Process Au Head Grade	g/t	0.79	0.52	0.60	0.48	0.48	0.51
Process Ag Head Grade	g/t	6.59	5.63	6.84	6.56	7.05	6.47
Au ounces recovered	k oz	82.6	74.1	172.9	161.8	160.0	160.8
Ag ounces recovered	k oz	65.9	76.3	294.9	328.9	354.5	308.2

	Unit	2022	2023	2024	2025	Total
Heap Leach Process Tonnes	k tonnes	13,140	13,140	13,140	11,431	110,890
Process Au Head Grade	g/t	0.55	0.62	0.52	0.41	0.53
Process Ag Head Grade	g/t	8.52	7.44	6.30	6.28	6.86
Au ounces recovered	k oz	186.5	209.5	174.5	120.8	1,503.7
Ag ounces recovered	k oz	431.9	377.2	319.6	276.9	2,834.2

INFRASTRUCTURE

The Shahuindo Mine is approximately 25 kilometers by road from the town of Cajabamba and 130 kilometers by road from the town of Cajamarca. Access from Cajamarca is via asphalt-paved highway and gravel and dirt roads.

During Phase 1 operations, power at the site will be provided by on-site diesel generation capable of sustaining 1.2 MW of power. In 2018, power will be provided via the National Commercial Grid. The long term power requirement for the Shahuindo Mine is 7.4MW.

All process and domestic water for the operation will be supplied from an 18,000 cubic meter rainwater run-off collection pond, a water well (located 300m west of the Shahuindo open pit), and from pit dewatering which will be pumped at the beginning of the second year of operation. Hydrogeological studies indicate sufficient water will be available to supply process and potable water requirements for the life of the mine.

At the effective date of the Shahuindo Feasibility Study, buildings required for the initial start-up are in place and are tailored for Phase 1 production. Some of the infrastructure from Phase 1 will be upgraded before Phase 2 production commences).

CLOSURE

The entire facility was designed with closure in mind to the greatest extent practicable. The facilities are designed and operated to minimize the footprints and areas of disturbance and utilize the most advanced planning and reclamation techniques available. The disturbance footprint of Shahuindo Mine site is approximately 1,348 Ha. Reclamation will commence as soon as practical during operations by placing salvaged topsoil on outer slopes and encouraging vegetation.

CAPITAL AND OPERATING COSTS

The operating costs for the Shahuindo Mine were calculated for each year during the life of mine using the forecasted annual production tonnages. The mining, processing and site general and administration (G&A) costs were derived from first principals, or based on operating costs experienced at Tahoe’s La Arena Mine which is comparable to the Shahuindo Mine.

The table below includes the summary of the anticipated life-of-mine costs.

Operating Cost Summary

Operating Cost	Value
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23

*includes $1.42/tonne ore for crushing and agglomeration beginning in 2018

The capital expenditure requirement for the Shahuindo Mine is $320.3 million dollars beginning on 01 January 2016. This includes construction capital of $179.6 million and $140.7 million in sustaining capital. Capital expenditures incurred prior to 01 January 2016 are considered as ‘sunk’ costs.

56	Tahoe Resources Inc.

The project capital is summarized in the table below. The total project capital carried in the financial model for new construction is expended over a three year period.

Project Capital

Project Capital	$ (millions)
Mining	$27.5
Process Plant	$105.6
Other	$46.6
Total	$179.6

ECONOMIC ANALYSIS

The Shahuindo Mine economic analysis indicates that the project has an Internal Rate of Return (IRR) of 40.6% with a payback period of 4.1 years after taxes and an after-tax Net Present Value using a five percent discount rate (NPV5) of $318.9 M after taxes.

Sensitivity analyses were conducted using changes in metal prices, operating cost, initial capital, and recovery; the results of which are summarized in the table below. Changes to metal prices have the greatest impact on the NPV and IRR of the project.

Sensitivity Analysis – NPV and IRR after Taxes

Variable	Change	NPV 0%	NPV 5%	NPV 10%	IRR%	Payback
Change in Metal Prices	+20%	$723,045	$508,619	$362,690	67.7%	3.3
	+10%	$597,309	$413,960	$289,289	53.1%	3.6
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$342,701	$221,333	$139,143	29.0%	4.8
	-20%	$202,022	$113,741	$54,457	17.1%	6.1
Change in Operating Cost	+20%	$348,725	$225,158	$141,508	29.0%	4.9
	+10%	$411,022	$273,026	$179,417	34.8%	4.4
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$530,361	$363,820	$250,632	46.7%	3.8
	-20%	$588,728	$407,955	$285,031	53.1%	3.6
Change in Total Capital	+20%	$409,200	$263,661	$165,625	29.1%	4.8
	+10%	$440,142	$291,213	$190,477	34.2%	4.5
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-10%	$502,354	$346,596	$240,419	49.0%	3.7
	-20%	$533,592	$374,233	$265,224	60.2%	3.4
Change in Metal Recovery	2%	$508,599	$347,156	$237,466	44.2%	3.9
	1%	$489,905	$333,014	$226,443	42.4%	4.0
	Base Case	$471,200	$318,863	$215,413	40.6%	4.1
	-1%	$452,456	$304,682	$204,358	38.9%	4.2
	-2%	$433,662	$290,459	$193,265	37.2%	4.3

SHAHUINDO FINANCIAL MODEL

The life of mine base case assumptions for the Shahuindo financial model are summarized in the table below

LOM Base Case Summary - Assumptions

Production Statistics	Base Case
Mine
Ore (ktonnes)	110,890
Gold Grade (g/t)	0.53
Silver Grade (g/t)	6.86
Contained Gold (kozs)	1,900
Contained Silver (kozs)	24,470
Waste (ktonnes)	149,855
Total Tonnes Mined (ktonnes)	260,745

Annual Information Form for the Year Ended December 31, 2015	57

Production Statistics	Base Case
Processing
Ore Placed on Pad (ktonnes)	110,890
Gold Production (kozs recovered)	1,504
Silver Production (kozs recovered)	2,834
Gold Recovery	79%
Silver Recovery	12%
Revenues, Capital Cost & Operating Cost
Revenues ($000)	$2,110,507
Project Capital ($000)	$179,629
Sustaining Capital ($000)	$140,676
Mining Cost ($/tonne mined)	$1.91
Mining Cost ($/ore tonne mined)	$4.50
Process Plant Operating Cost ($/tonne processed)	$2.55
General Administration ($/tonne processed)	$2.23
Treatment & Transportation Charges ($/tonne processed)	$0.06
Total Operating Cost ($/tonne processed)	$9.28
Economic Indicators before Taxes
NPV @ 0% ($000)	$667,385
NPV @ 5% ($000)	$462,203
NPV @ 10% ($000)	$322,836
Economic Indicators after Taxes
NPV @ 0% ($000)	$471,200
NPV @ 5% ($000)	$318,863
NPV @ 10% ($000)	$215,413
IRR	40.6%
Payback (yrs)	4.1

CONCLUSIONS AND RECOMMENDATIONS

The results of this study demonstrate that:

1.	The Shahuindo Mine is economically viable from January 1, 2016 through to the end of the estimated mine life, supporting the declaration of Proven and Probable Mineral Reserves;

2.

The Shahuindo mining strategy consists of two phases. The first phase will process ROM ore at an initial rate of 10,000 tonnes of ore per day, ramping up to an average of 12,200 tonnes of ore per day in 2016 and 16,500 tonnes of ore per day in 2017; the second phase will include a crushing and agglomeration circuit that will increase production to 36,000 tonnes per day. The phased approach enables gold production as soon as possible with minimal capital expenditure, generating cash flow early in the project;

3.

The results of laboratory testing program indicate excellent gold recoveries at both ROM and moderate crush sizes with low to moderate reagent requirements, implying amenability to heap leaching. Silver recoveries are generally low; and

4.

The Shahuindo district holds excellent opportunities for further discovery and definition of additional oxide and sulfide mineralized bodies that have potential to increase the resource base at Shahuindo.

The authors of the Shahuindo Feasibility Study recommend the Company to:

1.

Initiate field and laboratory studies investigate the potential to reduce capital and operating costs related to the Phase 2 crushing and agglomeration scheme. Conduct pilot scale heap leach tests on the current ROM leach pad to investigate field-scale performance on composites with varying degrees of coarse-to-fines ratios. The metallurgical facilities at the Company’s La Arena Mine should be utilized to conduct further permeability and compaction tests;

2.	Investigate the ability of the siltstones and breccia with high fines content to percolate in the ROM leach pad;

3.	Conduct additional metallurgical testing on drill samples;

4.

Improve the geometallurgical model. Further refinement of the geologic model at Shahuindo will greatly aid in mine planning and scheduling, and increase confidence in the material types scheduled for delivery to the leach pad to optimize material blending schemes;

58	Tahoe Resources Inc.

5.	Aggressively explore the Shahuindo district and accelerate district exploration with the goal of discovering additional resources amenable to the Shahuindo processing facility;

6.	Evaluate the mineralized zones on the periphery of the Shahuindo deposit to expand the resource and incorporate these extensions into a new pit design;

7.

Improve the QA/QC procedures by including a wider-range of certified assay standards; particularly assay standards at or near the operational gold cut-off grade. Create assay blanks from coarse RC drilling rejects. Utilize a second commercial laboratory or the La Arena laboratory for check assays of exploration samples;

8.	Update and refine the resource estimate as additional drill hole information becomes available; and

9.	Evaluate the economic potential of the sulfide mineralization below the Shahuindo pit.

After reaching commercial production, the authors recommend the Company systematically evaluate mining, processing and other surface operations to optimize processes and procedures and reduce capital and operating costs. Examples include the following trade-off studies to evaluate:

1.	the potential to reduce or eliminate the requirement for the crushing and or agglomeration circuit, and the impact to metal recoveries;

2.	the economic benefit of implementing a secondary crushing circuit to increase recovery;

3.	the potential to increase the overall slope angle of the pit to increase the NPV of the project through further geotechnical and hydrogeological analyses; and

4.	the potential to reduce operating costs by evaluating the suitability by backfilling mined waste rock into the pit.

DIVIDENDS AND DISTRIBUTIONS

In December 2014 the Company paid its inaugural cash dividend of $0.02 per Share per month, and additional $0.02 per Share dividends were paid each month in 2015 and 2016 to date. Although the Company expects to continue paying monthly dividends, pursuant to the Company’s dividend policy, the continuation and amount of the dividend is to be determined by the Board, with regard to the earnings and financial requirements of the Company and other applicable conditions existing at such time. No dividends were declared or paid prior to December 2014.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Shares. As at the date of this AIF, 227,487,434 shares were issued and outstanding as fully paid and non-assessable Shares.

The holders of Shares are entitled to one vote per Share at meetings of the shareholders of the Company. Holders of Shares are entitled to dividends, if, as and when declared by the Board and, upon liquidation, to participate equally in such assets of the Company as are distributed to the holders of Shares.

MARKET FOR SECURITIES

The Shares are listed on the TSX and BVL under the symbol “THO” and on the NYSE under the symbol “TAHO”. The following table sets forth information relating to the trading of the Shares on both the TSX and NYSE for the months indicated.

TRADING HISTORY ON THE TSX

TRADING PRICE (CAD$)
2015	High	Low	Volume
January	19.45	15.96	5,875,500
February	18.42	15.56	14,296,600
March	17.63	13.58	15.076,600
April	17.17	13.69	27,501,100
May	17.95	16.21	9,958,300
June	18.65	15.07	22,120,500
July	15.77	10.12	22,723,400
August	13.04	9.66	23,220,300
September	11.25	9.81	14,542,500
October	12.75	10.10	16,504,300
November	12.22	9.84	14,144,000
December	12.93	11.23	14,785,500

Annual Information Form for the Year Ended December 31, 2015	59

TRADING PRICE (CAD$)
2016	High	Low	Volume
January	13.26	9.45	18,257,100
February	13.42	9.92	36,977,200

Source: http://finance.yahoo.com/q?s=tho.to

The price of the Shares as reported by the TSX at the close of business on December 31, 2015, the last business day of the year in Canada, was CAD$11.97 per share and on March 9, 2016 was CAD$12.66 per share.

TRADING HISTORY ON THE NYSE

TRADING PRICE (USD)
2015	High	Low	Volume
January	16.13	13.06	4,103,600
February	14.83	12.25	5,642,600
March	14.10	10.65	7,355,000
April	14.21	11.15	17,700,200
May	14.95	13.06	9,656,200
June	15.14	12.08	40,615,500
July	12.48	7.78	30,916,600
August	10.06	7.32	28,493,100
September	8.62	7.40	25,388,200
October	9.93	7.62	27,641,000
November	9.13	7.38	20,705,000
December	9.67	8.05	19,658,100

TRADING PRICE (USD)
2016	High	Low	Volume
January	9.42	6.48	24,710,300
February	9.71	7.12	34,551,300

Source: http://finance.yahoo.com/q?s=taho

The price of Shares as reported by the NYSE at the close of business on December 31, 2015, the last business day of the year in the US, was $8.48 and on March 9, 2016 was $9.54 per share.

TRADING HISTORY ON THE BVL

TRADING PRICE (USD)
2015	High	Low	Volume
April	13.95	11.35	646,272
May	14.63	13.18	439.123
June	14.91	12.22	329,789
July	12.26	7.90	191,050
August	10.00	7.70	143,352
September	8.60	7.44	124,445
October	9.80	7.60	144,661
November	9.05	7.55	86,750
December	9.60	8.20	81,040

60	Tahoe Resources Inc.

TRADING PRICE (USD)
2016	High	Low	Volume
January	9.35	6.70	93,925
February	9.50	7.57	291,405

The price of Shares as reported by the BVL at the close of business on February 29, 2016, was US$9.17 per share.

PRIOR SALES

In the 12-month period ended December 31, 2015, the Company granted 1,191,000 options and 271,500 share awards (consisting of 219,000 Deferred Share Awards granted on April 7, 2015, and 52,500 Restricted Share Awards granted on May 8, 2015) under its Share Option and Incentive Share Plan adopted on April 20, 2010. The details of the options granted during the year ended December 31, 2015 are as follows:

Grant Date	Options Granted	CAD$	Expiry Date
April 7, 2015	1,167,000	$15.68	April 1, 2020
May 11, 2015	24,000	$16.70	May 11, 2020

Additionally, on April 1, 2015, Tahoe assumed 3,370,579 options through the Rio Alto Arrangement. The grant prices range from CAD$6.61 to CAD$23.13 and the expiry dates range between March 2016 and October 2019.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding our directors and executive officers. The term of office for the Directors expires as of the Company’s Annual General Meeting which will be held on May 4, 2016.

DIRECTORS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
TANYA JAKUSCONEK(3) (4) Toronto, Ontario, Canada	Director	2-May-11	Senior Gold Research Analyst for Scotia Bank.
DRAGO G. KISIC(1) (4) Lima, Peru	Director	1-April-15	President of Macrocapitales Safi and Bodega San Nicolas.
C. KEVIN MCARTHUR(5) Reno, Nevada, United States	Executive Chair	10-Nov-09	Executive Chair of the Company.
A. DAN ROVIG(2) Reno, Nevada, United States	Lead Director	8-Jun-10	Independent consultant.
PAUL B. SWEENEY(1) (3) Vancouver, British Columbia, Canada	Director	14-Apr-10	Independent business consultant.
JAMES S. VOORHEES(2) (4) Reno, Nevada, United States	Director	14-Apr-10	Independent director.
KENNETH F. WILLIAMSON(1)(3) Dwight, Ontario, Canada	Director	8-Jun-10	Independent director.
KLAUS M. ZEITLER(2)(3) Vancouver, British Columbia, Canada	Director	1-April-15	President, CEO and director of Amerigo Resources Limited.

Member of:
(1)	Audit Committee.
(2)	Corporate Governance and Nominating Committee.
(3)	Compensation Committee.
(4)	Health, Safety, Environment and Community Committee.
Other:
(5)	Mr. McArthur was previously the President and Chief Executive Officer and was appointed Executive Chair effective April 7, 2015

EXECUTIVE OFFICERS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
C. KEVIN MCARTHUR Reno, Nevada, United States	Executive Chair, Chief Executive Officer and Director	7-April-15	Executive Chair of the Company.
RONALD W. CLAYTON Reno, Nevada, United States	President and Chief Operating Officer	12-Mar-14	President and Chief Operating Officer of the Company.
MARK SADLER Reno, Nevada, United States	Vice President and Chief Financial Officer	7-Mar-13	Vice President and Chief Financial Officer of the Company.

Annual Information Form for the Year Ended December 31, 2015	61

EXECUTIVE OFFICERS
Name and Municipality of Residence	Position(s) with the Company	Date of Appointment	Principal Occupation
BRIAN BRODSKY Reno, Nevada, United States	Vice President, Exploration	1-Jun-10	Vice President, Exploration of the Company.
EDIE HOFMEISTER Reno, Nevada, United States	Vice President, Corporate Affairs, General Counsel and Corporate Secretary	12-Mar-14	Vice President, Corporate Affairs, General Counsel and Corporate Secretary of the Company.

For details on the proposed changes to our executive officers and Board upon completion of the proposed business combination with Lake Shore, see “General Development of Our Business – Development of Our Business – 2016 Developments”.

The principal occupation of each of the Company’s directors and executive officers within the past five years is disclosed in the brief biographies set forth below.

Tanya Jakusconek, Director. Ms. Jakusconek is a Senior Gold Research Analyst who has covered large and mid-tier North American producers since 1991. She began her investment career at RBC Dominion Securities, and then worked at BBN James Capel and National Bank Financial before moving to Scotiabank in 2011. She earned a B.Sc (Honours) in Geology and an M.Sc Applied (MINEX Program), both from McGill University in Montreal. Ms. Jakusconek completed Modules I-IV of the Directors Education Program in 2015 and graduated from the program in January 2016.

Drago G. Kisic, Director. Mr. Kisic specializes in investment banking, finance and macroeconomics. Currently he is the President of Macrocapitales Safi and Bodega San Nicolás. He is a founding partner and a current director of MACROCONSULT and MACROINVEST and serves on the board of the Central Reserve Bank of Peru, UNACEM, Mapfre, Mapfre Peru Vida, Haug, Corporación Rey, Clinica Médica Cayetano Heredia and Obrainsa. He previously served as advisor to the Executive Director of the World Bank, President of CONASEV and Vice President of the Lima Stock Exchange. He is a member and former President of the Peruvian Center for International Studies and the Peruvian Institute of Business Management. He holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree from Oxford University.

C. Kevin McArthur, Executive Chair of the Board. Mr. McArthur founded the Company and was appointed President and Chief Executive Officer on November 10, 2009. On March 12, 2014, he was appointed Vice Chairman and Chief Executive Officer. On April 7, 2015, he was appointed Executive Chair. He was President, Chief Executive Officer and a director of Goldcorp from November 15, 2006 until his retirement on December 31, 2008. He served in a variety of management positions with Glamis starting in 1988, including acting as Glamis’ President and Chief Executive Officer from January 1, 1998 to November 14, 2006. Prior to working with Glamis, Mr. McArthur held various operating and engineering positions with BP Minerals and Homestake Mining Company. He holds a B.S. in Mining Engineering from the University of Nevada. He is currently a Director of Royal Gold, Inc.

A. Dan Rovig, Lead Director. Mr. Rovig is currently the Lead Director of the Board of Directors of the Company. He was a director and Chairman of the Board of Glamis from November 1998 to November 2006 and a director of Goldcorp from 2006 to 2014. Prior to November 1998, Mr. Rovig served first as President of Glamis from September 1988 until his appointment as a director, and the President and Chief Executive Officer of Glamis and its subsidiaries from November 1989 to August 1997 when he retired. Prior to 1988, Mr. Rovig was an executive officer of British Petroleum Ltd., including its subsidiaries Amselco Minerals Inc. and BP Minerals America for five years. Prior experience included 16 years in the Anaconda Company in a variety of positions from Metallurgist to Senior VP Operations. Mr. Rovig holds a B.S. degree in Mining Engineering and a M.S. degree in Mineral Dressing Engineering from Montana College of Mineral Science and Technology. He is also a registered member of the Society for Mining, Metallurgy and Exploration, and the Geological Society of Nevada.

Paul B. Sweeney, Director. Mr. Sweeney has been an independent business consultant since May 2011. He is currently a Director of Oceana Gold Corporation and Grenville Strategic Royalty Inc. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years’ experience in financial management of mining and renewable energy companies.

James S. Voorhees, Director. Mr. Voorhees has been an independent consultant since 2007. From 2005 to 2006 Mr. Voorhees was Executive Vice President and Chief Operating Officer of Glamis and from 1999 to 2005 he was Vice President Operations and Chief Operating Officer of Glamis. Prior to joining Glamis, Mr. Voorhees held various engineering and operating positions with Newmont Mining Corp., Santa Fe Pacific Minerals, Western Mining Corp., and Atlantic Richfield Company. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

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Kenneth F. Williamson, Director. Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.

Klaus M. Zeitler, Director. Dr. Zeitler is an experienced mining executive, financing, building and managing base metal and gold mines throughout the world. He is currently the President, CEO and a director of Amerigo Resources Limited. He previously served as Managing Director of Metallgeschaft AG; founder, CEO and a director of Metall Mining (later renamed Inmet); and Senior Vice President of Teck Cominco. He holds a doctorate from Karlsruhe University in economic planning and is a member of the Canadian Institute of Mining and Metallurgy and the Prospectors and Developers Association.

Brian Brodsky, Vice President, Exploration. Mr. Brodsky was appointed Vice President of Exploration of the Company and began work for the Company on June 1, 2010. Mr. Brodsky is an economic geologist with over 35 years of precious metals exploration experience. He worked for Goldcorp and its predecessor Glamis from 2003 to 2010 as Exploration Manager, overseeing regional studies and detailed property assessments throughout Guatemala. His team was instrumental in the exploration and development of the Marlin Mine and Cerro Blanco gold-silver deposit as well as the grass-roots discovery and definition of the Escobal vein. In early 2010 Mr. Brodsky was appointed to the position of Director of Exploration for the US and Latin America for Goldcorp. Prior to joining Glamis/Goldcorp, Mr. Brodsky explored gold-silver, base metals and uranium deposits in various geologic environments throughout the United States, Peru and West Africa for Rio Algom Ltd., Cordex, Cruson & Pansze. He holds a B.S. in Geology from the University of Nevada.

Ronald W. Clayton, President and Chief Operating Officer. Mr. Clayton was appointed Vice President and Chief Operating Officer of the Company on April 1, 2010 and President and Chief Operating Officer on March 12, 2014. Mr. Clayton has extensive experience in development and operation of underground silver mines as well as operations in Latin America. Prior to joining the Company, Mr. Clayton was Senior Vice President of Operations and General Manager of several underground precious metal mines over a 20- year career with Hecla Mining Company. Mr. Clayton was also Vice President – Operations for Stillwater Mining Company from 2000 to 2002 and held various production, engineering and management positions with the Climax Molybdenum Company and Homestake Mining Company from 1976 to 1987. Mr. Clayton holds a B.S. in Mining Engineering from Colorado School of Mines.

Edie Hofmeister, Vice President Corporate Affairs, General Counsel and Corporate Secretary. Ms. Hofmeister was appointed Corporate Secretary of the Company on February 1, 2010, Vice President, General Counsel on March 2, 2011 and Vice President, Corporate Affairs, General Counsel and Corporate Secretary on March 12, 2014. Prior to that, she served as General Counsel to a $2-billion bankruptcy Trust in Reno, Nevada. From 1994 to 2001 she worked as an attorney at Brobeck, Phleger and Harrison LLP where she acted as senior litigation counsel to Exxon/Mobil, Shell and Imperial Oil Canada in complex environmental coverage cases. Since 2007 she has worked with indigenous groups in developing nations to promote reforestation and sustainable community programs. Ms. Hofmeister holds a B.A. from the University of California Los Angeles, an M.A. in International Studies from the University of Notre Dame, and a J.D. from the University of San Francisco School of Law.

Mark T. Sadler, Vice President and Chief Financial Officer. Mr. Sadler was appointed Vice President and Chief Financial Officer of the Company on March 8, 2013. Mr. Sadler has over 25 years of experience in the mining industry having worked for Glencore Ltd. and Rio Tinto/Kennecott from 1990 to 2012 where he held various financial and commercial roles including General Manager Base Metal Concentrate Sales (Rio Tinto Copper), Director of Finance and Marketing / CFO (Kennecott Minerals Company) and Director of Raw Materials and Precious Metal Sales (Kennecott Utah Copper). Mr. Sadler began his career in 1985 at Grant Thornton LLP. He holds a B.S. degree in Accounting from the University of Utah and is a member of the Utah Association and American Institute of Certified Public Accountants.

As of the date of this document, our directors, executive officers and employees, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 5,134,442 vested Shares, representing approximately 2.26% of the issued Shares before giving effect to the exercise of share purchase options and the receipt of Shares issuable pursuant to Deferred or Restricted Share Awards. The directors, executive officers and employees, as a group, held 243,000 Deferred Share Awards and 1,665,430 Options as at March 9, 2016.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Annual Information Form for the Year Ended December 31, 2015	63

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company that would affect material control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. Bell who ceased to be a director of JER Envirotech International Corp. (“JER”) within one year of the date JER ceased to do business, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge there are no known existing or potential material conflicts of interest among the Company and the Company’s directors, officers or other members of management, as a result of their outside business interests except that certain of our directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such companies. In the event of such a conflict of interest, the Company will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCA. See “Description of Our Business –Risks Relating to Our Business”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our directors, executive officers or any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the issued Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to affect the Company.

MATERIAL CONTRACTS

Other than the following, we did not enter into any material contracts, other than material contracts entered into in the ordinary course of business, during the most recently completed financial year that remain in effect:

Credit Agreement dated August 10, 2015 relating to the $150 million revolving credit facility the Company, including amendments thereto, with a syndicate of banks co-led by Scotiabank and HSBC.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS

The Qualified Person and principal author of the 2014 Escobal Feasibility Study is Conrad Huss, P.E., of M3 Engineering and Technology Corporation. All M3 personnel who contributed to the study were supervised by Mr. Huss. The Qualified Person responsible for the review of the civil and environmental aspects of the Escobal Mine is Daniel Roth, P.E., of M3. The Qualified Person responsible for the review of the metallurgical testing, process flow sheets, and process plant at the Escobal Mine is Thomas L. Drielick, P.E., of M3. The Qualified Person responsible for the review of the tailings and waste rock facility at the Escobal Mine is Jack Caldwell, P.E., of Robertson GeoConsultants Inc. of Vancouver, British Columbia, an independent engineering consulting firm. The Qualified Person responsible for the review of the geology, drilling, sampling methodology, sample preparation and analysis, data verification, and for preparing the Mineral Resource estimate for the Escobal Mine, is Paul Tietz, C.P.G., of Mine Development Associates of Reno, Nevada, an independent mining consulting firm. The Qualified Person responsible for the Mineral Reserve estimate and review of mining methods, mine infrastructure, and production scheduling is Matthew Blattman, P.E., of Blattman Brothers Consulting, LLC of Cypress, Texas, an independent mining consulting firm. All scientific and technical information in this AIF relating to updates to the Escobal, La Arena and Shahuindo Mine disclosures since the date of the Escobal, La Arena and Shahuindo Feasibility Studies has been verified by Charles Muerhoff, the Company’s Vice President Technical Services and Qualified Person as defined by NI 43-101.

The Company believes that at the date hereof, each of the authors of the Escobal Feasibility Study, Mr. Muerhoff and the employees and partners, as applicable, of M3 Engineering and Technology Corporation, Robertson GeoConsultants Inc., Mine Development Associates, and Blattman Brothers Consulting LLC beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

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The Qualified Persons and authors of the 2014 La Arena Feasibility Study were Enrique Garay, MAIG, Vice President Geology, Rio Alto Mining Ltd., Ian Dreyer, MAusIMM(CP), Corporate Development Geologist, Rio Alto Mining Ltd., Tim Williams, FAusIMM, Vice President Operations, Rio Alto Mining Ltd., Greg Lane, FAusIMM, Chief Technical Officer, Ausenco Ltd., Scott Elfen, P.E., Global Lead Geotechnical Services, Ausenco Ltd., Fernando Angeles, P.E., Senior Mining Consultant, Mining Plus Peru SAC.

The Qualified Person and principal authors of the 2016 Shahuindo Feasibility Study are Carl E. Defilippi, M.Sc., C.E.M. of Kappes, Cassiday & Associates, Charles V. Muerhoff, B.Sc., Vice President of Technical Services at Tahoe Resources Inc. and Tim Williams, M.Sc., Vice President of Operations at Tahoe Resources, Inc. All Kappes, Cassiday & Associates employees who contributed to the study were supervised by Mr. Defilippi.

The independent registered public accounting firm of the Company is Deloitte LLP. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected audited consolidated financial information is as follows:

	Years Ended December 31,
	2015	2014	2013	2012
Revenues	$519,721	$350,265	$-	$-
Net Earnings (Loss)	$(71,911)	$90,790	$(65,597)	$(93,453)
Net Earnings (Loss) Per Share
Basic	$(0.35)	$0.62	$(0.45)	$(0.65)
Diluted	$(0.35)	$0.61	$(0.45)	$(0.65)
Cash and Cash Equivalents	$108,667	$80,356	$8,838	$164,561
Total Assets	$2,002,461	$975,628	$883,333	$852,943
Total Liabilities	$338,430	$97,568	$109,179	$21,646
Total Shareholders’ Equity	$1,664,031	$878,060	$774,154	$831,297

(1)	In thousands of US dollars, except per share amounts.

Further discussion of the Company’s financial results is contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015.

ADDITIONAL CORPORATE AND FINANCIAL INFORMATION

Additional information relating to the Company, including additional financial information contained in the audited annual financial statements and the related Management Discussion and Analysis for the year ended December 31, 2015, and directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans contained in the Company’s Management Information Circular dated March 9, 2016, can be found on SEDAR at www.sedar.com or on the Company’s website at www.tahoeresourcesinc.com.

INFORMATION CONCERNING THE COMPANY’S AUDIT COMMITTEE AND EXTERNAL AUDITOR

THE AUDIT COMMITTEE’S DUTIES AND CHARTER

The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of the audit procedures, recommends the appointment of independent auditors, reviews and approves professional services to be rendered by them and reviews fees for audit services. The Audit Committee meets with the Company’s auditors without management being present to discuss the various aspects of the Company’s financial statements and the independent audit.

On April 20, 2010, the Board adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The charter was amended effective April 13, 2012 in order to reflect certain requirements applicable to audit committees under Rule 10A-3(b) under the Exchange Act, in connection the Company’s successful application to list its common shares on the NYSE. The charter was further amended effective March 12, 2014, to include certain provisions clarifying the Audit Committee’s responsibilities with respect to the Company’s internal audit function, as required by Section 303A.07 of the NYSE Listed Manual. This charter was further amended effective August 2015 to add minor clarifications. This amended charter can be found on our website at www.tahoeresources.com/company-information/corporate-governance/.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of three directors: Drago Kisic, Paul Sweeney (Chairman), and Kenneth Williamson. Each of these individuals is independent and financially literate within the meaning of NI 52-110.

Annual Information Form for the Year Ended December 31, 2015	65

RELEVANT EDUCATION AND EXPERIENCE

All Audit Committee members have significant management experience in the mining, securities or investment banking industry as well as extensive continuing financial education. Details regarding the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Mr. Kisic is specializes in investment banking, finance and macroeconomics. Currently he is the President of Macrocapitales Safi and Bodega San Nicolás. He is a founding partner and a current director of MACROCONSULT and MACROINVEST and serves on the board of the Central Reserve Bank of Peru, UNACEM, Mapfre, Mapfre Peru Vida, Haug, Corporación Rey, Clinica Médica Cayetano Heredia and Obrainsa. He previously served as advisor to the Executive Director of the World Bank, President of CONASEV and Vice President of the Lima Stock Exchange. He is a member and former President of the Peruvian Center for International Studies and the Peruvian Institute of Business Management. He holds a B.S. from Pontificia Universidad Católica del Perú and a Master’s degree from Oxford University.

Mr. Sweeney has been an independent business consultant since May 2011. From May 2010 to May 2011, he was a part-time commercial advisor to Plutonic Power Corporation and subsequently Alterra Power Corp. From August 2009 to April 2010, he served as Plutonic Power Corporation’s President. He was Executive Vice President, Corporate Development of Plutonic Power Corporation from October 2008 to August 2009 and was Executive Vice President, Business Development of Plutonic Power Corporation from January 2007 to October 2008. He was an independent business and financial consultant from 2005 to 2007 and was Vice President and Chief Financial Officer of Canico Resource Corp. from 2002 to 2005. Mr. Sweeney has over 35 years of experience in financial management of mining and renewable energy companies. He has served on Audit Committees of a number of public companies and is a former Certified General Accountant of British Columbia.

Mr. Williamson has been a director of Goldcorp since November 2006. He was Vice Chairman Investment Banking of Midland Walwyn/Merrill Lynch Canada Inc. from 1993 until his retirement in 1998. He was a director of Glamis from April 1999 to November 2006. He has worked in the securities industry for more than 25 years, concentrating on financial services and the natural resource industries in the United States and Europe. He was chairman of the board of BlackRock Ventures until it was acquired by Shell Canada in 2006. As an active board member he has chaired various committees including audit, governance, and compensation. Mr. Williamson is a registered Professional Engineer and holds a Bachelor of Applied Science degree from the University of Toronto and a M.B.A. degree from the University of Western Ontario.Pre-Approval Policies and Procedures

We have not adopted specific policies and procedures for the engagement of non-audit services; however, the Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a general policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation.

Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

EXTERNAL AUDITOR AND OTHER PROFESSIONAL SERVICE FEES

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by Deloitte LLP to ensure auditor independence. The following table sets out the aggregate fees billed in CAD$ for services performed during the years ended December 31, 2015 and 2014 for the category of fees described:

Financial Period	Audit Fees(1)	Tax Fees(2)	All Other Fees(3)
Jan. 1 – Dec. 31, 2015(4)	$789,390	--	--
Jan. 1 – Dec. 31, 2014	$621,890	--	--

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Tax Fees” includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, transfer price management, tax advice related to mergers and acquisitions, Canadian indirect tax issues, Directors, stock-based compensation, Company reorganization, and requests for rulings or technical advice from tax authorities. The external auditor provided no tax related services in 2013 or 2014.

(3)

“All Other Fees” include services related to the implementation of Sarbanes-Oxley compliance programs made necessary by the Company’s listing on the NYSE. The external auditor provided no other services in 2013 or 2014.

(4)	A portion of 2014 fees was billed in USD and translated at the average Bank of Canada noon exchange rate of 1.1045 for the period of January 1, 2014 to December 31, 2014.

AUDITOR PARTNER ROTATION

As a registrant with the United States Securities and Exchange Commission, the lead Deloitte audit partner and the concurring Deloitte audit partner cannot serve in those roles on the Tahoe audit team for more than five consecutive years. Deloitte audit partners of Tahoe subsidiaries whose assets or revenues constitute 20% or more of the assets or revenues of Tahoe’s respective consolidated assets or revenues cannot serve in this role for more than seven consecutive years.

66	Tahoe Resources Inc.